FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October, 2008

Commission file number: 1-14872

SAPPI LIMITED

(Translation of registrant’s name into English)

48 Ameshoff Street
Braamfontein
Johannesburg 2001

REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X -------	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X -------

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE

Sappi Limited’s Circular to Shareholders, dated October 10, 2008, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration Statements on Form S-8 of the Registrant filed December 23, 1999 and December 15, 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

Attached is the Form S-8 Version of the Circular posted by Sappi Limited on October 10, 2008 in connection with the Rights Offering as described therein.

FORM S-8 VERSION:                                                                 THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
The definitions and interpretations commencing on page 12 apply to the cover of this Circular.
Shareholders are referred to page 9 of this Circular, which sets out the action required of them with regard to the Transaction, full details of which are set out in this document. If you are in any doubt as to the action that you should take, please consult your broker, CSDP, banker, legal advisor, accountant or other professional advisor immediately.
If you have disposed of some or all of your ordinary shares in Sappi, then a copy of this Circular, together with the attached form of proxy, should be forwarded to the purchaser to whom, or the broker, CSDP or agent through whom, you disposed of your Sappi Shares or your interest in Sappi Shares.
A form of proxy (pink) is attached for use by Certificated Shareholders and Dematerialised Shareholders,  other than those with Depository Interests in CREST, with own name registration who cannot attend the General Meeting and who wish to vote at the General Meeting. It should be properly completed and lodged with the transfer secretaries, Computershare Investor Services (Proprietary) Limited, or Capita Registrars (Jersey) Limited by no later than 15:00 on 1 November 2008. Dematerialised Shareholders, other than those with own name registration or with Depository Interests in CREST, must inform their CSDP or broker of their intention to attend the General Meeting or provide their CSDP or broker with their voting instructions should they not be able to attend the General Meeting in person but wish to be represented at the General Meeting. This must be done in terms of the agreement entered into between the shareholder and the CSDP or broker concerned.  Holders of Depository Interests in CREST who wish to vote at the General Meeting should complete the form of direction attached (yellow), and lodge it with the Depositary, Capita IRG Trustees Limited, by no later than 13:00 UK time on 31 October 2008.
The Rights Offering referred to in this Circular will be made in accordance with the South African Companies Act and will only be addressed to persons to whom it may lawfully be made. By subscribing for any shares offered in the proposed Rights Offering, you will be deemed to have represented and agreed that you are not (and any person for whom you are acting is not) (i) resident in any jurisdiction in which such offer would be unlawful or (ii) a person to whom such offer may not lawfully be made.

JSE Category 1 – pages 1 to 182
Revised Listing Particulars – pages 183 to 220

Sappi Limited
(Incorporated in the Republic of South Africa)
Registration number: 1936/008963/06
JSE share code: SAP ISIN: ZAE000006284
 (“Sappi” or “the Company”)

CIRCULAR TO SHAREHOLDERS OF SAPPI
regarding:
•	the proposed acquisition by Sappi of the business, specific assets and liabilities of the graphic paper business of M-real and the allotment and issue of consideration shares;
•	the creation of up to 1,000,000,000 new ordinary shares in the authorised share capital of Sappi;
•	the placing of the unissued shares under the control of the directors for a possible rights offer; and
•	the approval of a waiver of any requirement to make a mandatory offer that may arise from the underwriting of the possible rights offer, and including:
•
revised listing particulars (prepared on the assumption that the resolutions proposed in the notice of general meeting forming part of this document will be passed at the General Meeting and, where applicable, be registered);

•	a notice of general meeting; and
•
a form of proxy to be completed by holders of Certificated Shares and holders of Dematerialised Shares with “own name” registration. A separate form of direction is attached for holders of Depository Interests with CREST to complete.

The directors of Sappi whose names appear on page 4 of this Circular, collectively and individually, accept full responsibility for the accuracy of the information given in this Circular and certify that, to the best of their knowledge and belief, there are no facts the omission of which would make any statement in this Circular false or misleading and that they have made all reasonable inquiries to ascertain such facts and that this Circular contains all information required in law and by the JSE Listings Requirements.
Morgan Stanley South Africa (Pty) Ltd which is regulated in terms of the JSE Listings Requirements, is acting for Sappi and no-one else in relation to the preparation of this Circular and will not be responsible to anyone other than Sappi in relation to the preparation of this Circular.
Morgan Stanley & Co. Limited is acting exclusively for Sappi and for no-one else in connection with the proposed acquisition and will not be responsible to anyone other than Sappi for providing the protections afforded to customers of Morgan Stanley & Co. Limited nor for providing advice in relation to the proposed acquisition.
Date of issue: 10 October 2008

This Circular is available in English only. Copies may be obtained from the registered office of Sappi, the Transaction Sponsor or the Transfer Secretaries whose addresses are set out in the “Corporate information” section of this Circular from 10 October 2008.

CERTAIN FORWARD-LOOKING STATEMENTS

This Circular includes “forward-looking information” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Except for historical information contained herein, statements contained in this Circular may constitute forward-looking statements.

The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “assume,” “positioned,” “will,” “may,” “should,” “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters identify forward-looking statements. Forward-looking statements include but are not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans and objectives. In addition, this Circular includes forward-looking statements relating to our potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. You should not rely on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond our control and may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements).

Certain factors that may cause such differences include, but are not limited to the risk that the Acquired Business will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; expected revenue synergies and cost savings from the Transaction may not be fully realised or realised within the expected time frame; revenues following the Transaction may be lower than expected; any anticipated benefits from the consolidation of the European paper business may not be achieved; the ability to obtain governmental or regulatory approvals of the acquisition on the proposed terms and schedule; the failure of shareholders of Sappi to approve the acquisition or the related financings; the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs (including raw materials, energy and employee costs) and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at our key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for our products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired or with any expansion of existing facilities and achieving expected savings and synergies; consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed; adverse changes in the political situation and economy in the countries in which Sappi operates or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions.

Sappi undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sappi cautions you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Circular might not occur.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES
The proposed Rights Offering described in this Circular has not been and will not be registered under the U.S. Securities Act.  Accordingly, the rights may only be exercised, and the new shares may only be offered and sold, in transactions that are exempt from registration under the U.S. Securities Act. The new shares offered in the proposed Rights Offering described in this Circular may be acquired outside of the United States in accordance with Regulation S under the U.S. Securities Act. Holders of Sappi Shares and ADSs in the United States are permitted to vote on the resolutions to which this Circular refers.

NOTICE TO SHAREHOLDERS IN THE EUROPEAN ECONOMIC AREA AND THE UNITED KINGDOM
The proposed Rights Offering described in this Circular will only be addressed to and directed at persons in member states of the European Economic Area, or EEA, who are “Qualified Investors” within the meaning of Article 2(1)(e) of the European Parliament and Council Directive 2003/71/EC, including any measure implementing such Directive in any member state of the EEA ( the “Prospectus Directive”). In addition, in the United Kingdom, the proposed Rights Offering will only be addressed to and directed at (1) Qualified Investors who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or high net worth entities falling within Article 49(2)(a) – (d) of the Order or (2) persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). The new shares will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with (1) in the United Kingdom, Relevant Persons and (2) in any member state of the EEA, other than the United Kingdom, Qualified Investors.
Persons (1) in the United Kingdom who are not Relevant Persons and (2) in any member state of the EEA other than the United Kingdom, who are not Qualified Investors are permitted to vote on the resolutions to which this Circular refers. However, no such persons shall have any entitlement or ability to participate in the proposed Rights Offering described in this Circular following its approval by resolution at the general meeting of shareholders of Sappi.

 NOTICE TO SHAREHOLDERS IN AUSTRALIA, CANADA AND JAPAN
The proposed Rights Offering described in this Circular will not be made to persons who are residents of Australia, Canada or Japan, except in accordance with applicable law. Persons in Australia, Canada and Japan are permitted to vote on the resolutions to which this Circular refers. However, no such persons shall have any entitlement or ability to participate in the proposed Rights Offering described in this Circular following its approval by resolution at the general meeting of shareholders of Sappi.

CORPORATE INFORMATION
Directors
Executive
Roeloff Jacobus Boëttger
Mark Richard Thompson
Non-executive
Daniel Christiaan Cronjé (Chairman)
David Charles Brink
Meyer Feldberg
James Edward Healey
Deenadayalen Konar
Helmut Claus-Jurgen Mamsch
John David McKenzie
Karen Rohn Osar
Bridgette Radebe
Sir Anthony Nigel Russell Rudd
Franklin Abraham Sonn

Registered office and company secretary of Sappi	Registered office of M-real Corporation
Sappi Management Services (Proprietary) Limited 48 Ameshoff Street Braamfontein Johannesburg, 2001 South Africa (PO Box 31560, Braamfontein, 2017, South Africa)	(Registration number: 06353 66-7) Revontulentie 6 F1- 02100 Espoo Finland (PO Box 20, Fin-02020 Metsä, Finland)
Transaction Sponsor to Sappi
Morgan Stanley South Africa (Pty) Ltd (Registration number 1994/000261/07) 1st Floor 160 Jan Smuts Avenue Rosebank, 2196 South Africa
Financial advisor to Sappi	Financial advisor to M-real
Morgan Stanley & Co. Ltd. 25 Cabot Square Canary Wharf London, E14 4QA United Kingdom	Goldman Sachs International[1] Peterborough Court 133 Fleet Street London, EC4A 2BB United Kingdom

1  Goldman Sachs International, which is regulated in the United Kingdom by the Financial Services Authority, is acting for M-real and no one else in connection with the transaction and will not be responsible to anyone other than M-real for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in connection with the transaction or any other matters referred to in this Circular.

South African legal advisor to Sappi	South African Legal advisor to M-real
Bowman Gilfillan Inc. (Registration number 1998/021409/21) 165 West Street Sandton, 2146 South Africa (PO Box 785812, Sandton, 2146, South Africa)	Werksman Inc. (Registration Number 1990/007215/21) 155 - 5th Street Sandton, 2196 South Africa (Private Bag 10015, Sandton, 2146)
U.S. legal advisor to Sappi
Cravath, Swaine & Moore LLP CityPoint, One Ropemaker Street London, EC2Y 9HR United Kingdom
U.K. legal advisor to Sappi	U.K. legal advisor to M-real
Linklaters LLP One Silk Street London, EC2Y 8HQ United Kingdom	Slaughter and May One Bunhill Row London, EC1Y 8YY United Kingdom
Reporting accountants and Due Diligence in respect of Sappi	Reporting accountants in respect of M-real
Deloitte & Touche - Registered Auditors Buildings 1, 2 and 6, Deloitte Place The Woodlands 20 Woodlands Drive Woodmead, 2196 South Africa (Private Bag X6, Gallo Manor, 2052, South Africa)	PricewaterhouseCoopers Inc – Registered Auditors (Registration number 1998/012055/21) 2 Eglin Road Sunninghill, 2157 South Africa (Private Bag X36, Sunninghill, 2157, South Africa)
Sponsor to Sappi
UBS South Africa (Pty) Ltd. 64 Wierda Road East Wierda Valley Sandton, 2196 South Africa (PO Box 652863, Benmore, 2010, South Africa)

Depository Interest
Capita IRG Trustees Limited The Registry 34 Beckenham Road Beckenham Kent, BR3 4TU United Kingdom
Jersey Branch Registrar to Sappi
Capita Registrars (Jersey) Limited 12 Castle Street St Helier Jersey, JE2 3RT Channel Islands
Transfer Secretaries to Sappi
Computershare Investor Services (Proprietary) Limited
(Registration number 2004/003647/07)
Ground Floor, 70 Marshall Street
Johannesburg, 2001
South Africa
(PO Box 61051, Marshalltown, 2107, South Africa)

UK Transfer Agent to Sappi
Capita Registrars Limited The Registry 34 Beckenham Road Beckenham Kent, BR3 4TU United Kingdom

1  Goldman Sachs International, which is regulated in the United Kingdom by the Financial Services Authority, is acting for M-real and no one else in connection with the transaction and will not be responsible to anyone other than M-real for providing the protections afforded to clients of Goldman Sachs International nor for providing advice in connection with the transaction or any other matters referred to in this Circular.

TABLE OF CONTENTS

Page

CORPORATE INFORMATION	4

ACTION REQUIRED BY SAPPI SHAREHOLDERS	9

IMPORTANT DATES AND TIMES	11

DEFINITIONS, INTERPRETATIONS AND OTHER INFORMATION	12

CIRCULAR TO SHAREHOLDERS

1. Introduction	18
2. Rationale for the Transaction	21
3. Principal terms and conditions of the Transaction	23
4. Overview of Industry and the M-real Graphic Paper Market	27
5. Financial Information on the Acquired Business	35
6. Information relating to the Directors of the Acquired Business	35
7. Material borrowings of the Sappi Group and the Acquired Business	36
8. Material contracts entered into by the Acquired Business	36
9. Material changes relating to the Acquired Business	36
10. Litigation Statement relating to the Acquired Business	36
11. Vendors of the Acquired Business	36
12. Pro Forma financial effects of the Transaction	37
13. Share Capital of Sappi	42
14. Directors’ Remuneration and Service Contracts	44
15. Materials Loans to and from the Sappi Group	52
16. Material Contracts entered into by Sappi other than contracts in relation to this Transaction	52
17. Material Changes relating to Sappi	53
18. Litigation Statement relating to Sappi	54
19. Opinions, Recommendations and Undertakings	54
20. Working Capital Statement	54
21. Directors’ Responsibility Statement	55
22. General Meeting	55
23. Consents	55
24. Underwriters’ Waiver To Make A Mandatory Offer	55

TABLE OF CONTENTS

ACTION REQUIRED BY SAPPI SHAREHOLDERS

If you are in any doubt as to what action you should take, you should consult your CSDP, broker, banker, accountant, legal advisor or other professional advisor immediately.

INFORMATION RELATING TO THE GENERAL MEETING
A General Meeting will be held at the registered office of Sappi, Sappi Offices, 48 Ameshoff Street
Braamfontein, Johannesburg on 3 November 2008 at 15:00 at which Shareholders will be asked to consider and, if deemed fit, approve resolutions for, inter alia:

•	the proposed acquisition by Sappi of specific assets of the graphic paper business of M-real and the allotment and issue of consideration shares;

•	the creation of up to 1,000,000,000 new ordinary shares in the authorised share capital of Sappi;

•	the placing of the unissued shares under the control of the directors for a possible rights offer; and

•	an approval of a waiver of any requirement to make a mandatory offer that may arise from the underwriting of the possible rights offer.

The notice convening the General Meeting on page 174 forms part of this Circular and a form of proxy to be completed by holders of Certificated Shares and holders of Dematerialised Shares with “own name” registration is attached to this Circular. A separate form of direction is attached for holders of Depository Interests in CREST to complete.

Action required by holders of certificated Sappi shares and holders of dematerialised Sappi shares who have elected own-name registration other than holders of Depository Interests

Certificated Shareholders and Own Name Dematerialised Shareholders who are unable to attend the General Meeting but wish to be represented at the General Meeting, must complete and return the form of proxy attached to this Circular in accordance with the instructions contained in it to the Transfer Secretaries, Computershare Investor Services (Proprietary) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), or to Capita Registrars (Jersey) Limited, 12 Castle Street, St. Helier, Jersey JE2 3RT, Channel Islands so that it is received no later than 15:00 on 1 November 2008.

Action required by holders of dematerialised Sappi shares other than holders of Depository Interests in CREST

Dematerialised Shareholders who have not elected own-name registration in the sub-register maintained by a CSDP and who wish to attend the General Meeting must instruct their CSDP or broker to issue them with the necessary letter of representation to attend. Dematerialised Shareholders who do not wish to attend the General Meeting may provide their CSDP or broker with their voting instructions pursuant to the terms of the custody agreement they entered into with their CSDP or broker.

Action required by holders of Depository Interests in CREST

Holders of Depository Interests in CREST who wish to attend the General Meeting must instruct the Depository to issue them with the necessary letter of representation to attend.  Depository Interest holders who are unable to attend the General Meeting but wish to be represented at the General Meeting, must complete and return the form of direction attached to this Circular in accordance with the instructions contained in it to the Depositary, Capita IRG Trustees Limited, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU so that it is received no later than 13:00 UK time on 31 October 2008.

IMPORTANT DATES/TIMES

SALIENT DATES FOR THE GENERAL MEETING	2008
Circular posted on	10 October
Receipt of forms of direction in respect of the General Meeting by holders of Depository Interests in CREST, by no later than 13:00 UK time on	31 October
Receipt of forms of proxy in respect of the General Meeting, by no later than 15:00 on	1 November
General Meeting to be held at 15:00 on	3 November
Results of General Meeting released on SENS on	3 November
Results of General Meeting published in the press on	4 November

Notes:

1.	The above important dates and times in relation to the General Meeting are subject to change. Any changes will be released on SENS and published in the press.
2.
If the General Meeting is adjourned or postponed, forms of proxy in respect of the adjourned or postponed meeting must be received by no later than 48 hours prior to the time of the adjourned or postponed General Meeting other than holders of Depository Interests in CREST for whom forms of direction in respect of the adjourned or postponed meeting must be received by no later than 72 hours prior to the time of the adjourned or postponed General Meeting.

3.	Unless otherwise indicated, all times are South African times.

DEFINITIONS, INTERPRETATIONS AND OTHER INFORMATION

In this Circular and its annexures, unless inconsistent with the context, an expression which denotes a gender includes the other gender, a natural person includes a juristic person and vice versa, the singular includes the plural and vice versa and the expressions set out in the first column bear the meaning assigned to them in the second column:

“the Acquired Business”	the business, specific assets and liabilities being acquired by Sappi from M-real pursuant to the Master Agreement as set out in Section 4.2 below;
“the Act” or “the Companies Act”	the South African Companies Act, 1973 (Act 61 of 1973), as amended;
“the Board”	the board of directors of Sappi Limited;
“Business Day”	any day other than a Saturday, Sunday or official public holiday in South Africa;
“Carve-out Financials”
financial statements of the Acquired Business prepared on a “carve–out” basis from M-real’s consolidated financial statements using the historical results of operations, assets and liabilities attributable to the Acquired Business and include allocations of expenses and assets from M-real;

“Certificated Shareholders”	Shareholders who hold Certificated Shares;
“Certificated Shares”	Sappi Shares which have not yet been dematerialised into the Strate system, title to which is represented by physical documents of title;
“this Circular”	all the documents contained in this bound document, including the notice of general meeting, the form of proxy and revised listing particulars;
“coated paper”	paper which has been coated by a compound to impart certain qualities to the paper, such as weight, surface gloss, smoothness or ink absorbency;
“Completion Date”
the first day that falls on the end of a month and follows the fifth business day after fulfilment of all of the Conditions Precedent provided that certain requirements about accounting periods have been met;

“Conditions Precedent”	the conditions precedent to which the Transaction is subject, which are referred to in Section 3.5 below;
“CREST”	is the United Kingdom’s electronic registration and settlement system for equity share trading;

“CSDP”	a Central Securities Depository Participant, accepted as a participant in terms of the Securities Services Act, 2004 (No. 36 of 2004);
“CWF”	coated woodfree paper, meaning paper made from chemical pulp;
“Deloitte South Africa”	Deloitte & Touche, registered auditors of Sappi;
“Dematerialised Shareholders”	Shareholders who hold Dematerialised Shares;
“Dematerialised Shares”	shares which have been incorporated into the Strate system as electronic entries;
“Depository Interests in CREST”
rights representing Sappi Shares on a one for one basis through the CREST system, being the system enabling title to Sappi Shares to be evidenced and transferred in dematerialised form operated by Euroclear UK & Ireland Limited in accordance with the CREST Regulations being the Uncertificated Securities Regulations 2001, as amended;

“EBITDA”
earnings before interest (net finance costs), taxation, depreciation and amortisation. Net finance costs include gross interest paid, interest received, interest capitalised, net foreign exchange gains, and net fair value adjustments on interest rate financial instruments;

“Enterprise Value”	the value of a business equivalent to its market capitalisation plus debt;
“EPS”	Earnings Per Share;
“EUR, euro or €”	the official currency of the European Union;
“Exchange Control Regulations”	Exchange Control Regulations, 1961, as amended, promulgated in terms of Section 9 of the Currency and Exchanges Act, 1933 (Act 9 of 1933), as amended;
“Financial Advisor”	Morgan Stanley & Co. Limited;
“General Meeting”
the general meeting of Shareholders called for the purpose of considering and, if deemed fit, approving the resolutions contained in the notice of general meeting attached to this Circular on page 174;

“graphic paper”	coated wood-free paper or coated wood-containing paper other than coated speciality paper, paperboard and paper that is cast coated or coated on one side only;
“Helsinki Stock Exchange”	OMX Nordic Exchange, Helsinki;
“HEPS”	Headline Earnings Per Share;
“Independent Reporting Accountants” or “Reporting Accountants”	Deloitte South Africa in respect of Sappi and PricewaterhouseCoopers Inc. in respect of M-real;

“the JSE”
JSE Limited (Registration number 2005/022939/06), a public company incorporated in accordance with the laws of South Africa and licensed as a securities exchange under the Securities Services Act, 2004, often referred to as the Johannesburg Stock Exchange;

“Last Practicable Date”	2 October 2008, being the last practicable date prior to the finalisation of this Circular;
“Lock-Up Deed”
the lock-up deed entered into between Sappi and M-real at the same time as the Master Agreement which sets out restrictions on the disposal by M-real of the Settlement Shares, as amended from time to time;

“Master Agreement”	the Master Business and Share Sale and Purchase Agreement entered into between Sappi and others and M-real and others, dated 29 September 2008, as amended from time to time;
“M-real”	M-real Corporation, a public company organised under the laws of Finland and listed on the Helsinki Stock Exchange (Registration no. 0635366-7);
“M-real Financial Year”	M-real’s financial years ended December 2007, 2006 and 2005 refer to M-real’s twelve month financial period ended on 31 December of each year;
“NAV”	Net Asset Value, total assets less total liabilities;
“Own Name Dematerialised Shareholders”	Dematerialised Shareholders who have elected own-name registration;
“R”, “Rand” or “ZAR”	South African Rand;
“Reserve Bank”	the South African Reserve Bank;
“Rights Offering”
the rights offer intended to be made to the Shareholders other than certain excluded Shareholders, prior to the Completion Date for so many new Sappi Shares as need to be issued in order to raise  €450 million (USD636 million);

“Sappi” or “the Company”	Sappi Limited (Registration number 1936/008963/06), a public company incorporated in accordance with the laws of South Africa;
“Sappi Financial Period”	Sappi Financial Period ended June 2008 and 2007 refer to Sappi’s 39 weeks accounting period ended 29 June 2008 and 1 July 2007, respectively;
“Sappi Financial Year”
Sappi Financial Year ended September 2007 and 2006 refers to Sappi’s 52 weeks accounting period ended on 30 September 2007 and 1 October 2006, respectively. The Sappi Group’s financial period ends on the Sunday closest to the year-end date and results are reported as at the year end date;

“Sappi Group”	Sappi and its Subsidiaries, taken as a whole;
“Sappi International”	Sappi International S.A, incorporated in Belgium having its registered office at Chaussee de la Hulpe 154, 1170 Watermael-Boitsfort, Belgium and an indirect wholly owned subsidiary of Sappi Limited;

“Sappi Papier Holding”
Sappi Papier Holding GHBH, a limited liability company incorporated under the laws of Austria, registered in the companies register of the district court of Graz under FN167931h and an indirect wholly owned subsidiary of Sappi Limited;

“Sappi Shares”	ordinary shares, with a par value of R1.00 each, in the issued share capital of Sappi;
“Sappi Trading Pulp”	Sappi Trading Pulp AG, incorporated in Switzerland whose registered office is Gotthardstrasse 23, 8800 Thalwil, Switzerland and an indirect wholly owned subsidiary of Sappi Limited;
“SENS”	the Securities Exchange News Service, the news service operated by the JSE;
“Settlement Shares”	Sappi Shares to be issued to M-real (or M-real’s nominee) in terms of the Master Agreement, on the Completion Date as part of the Transaction Consideration, as more fully described in Section 3.1.2;
“SG&A”	Selling, General & Administration expenses;
“Shareholders”	the holders of Sappi Shares;
“Significant Adverse Change”
a change, event or circumstance which or up to 3 separate changes, events and circumstances which, in aggregate:
(i) cause or would be reasonably likely to cause production volumes of graphic paper in respect of the Biberist Mill, Kangas Mill, Kirkniemi Mill, and Stockstadt Mill to cease or be reduced by 200,000 tonnes (in aggregate) over a period of 12 months from the date of such change, event or circumstance; or
(ii) lead or would be reasonably likely to lead to a liability in respect of the Acquired Business, which would have to be settled in cash, having a net present value in excess of €110 million from the date of such change, event or circumstance;

“South Africa”	the Republic of South Africa;
“Special Items”
special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit and loss on disposal of property, investments and businesses, asset impairments, restructuring charges, financial impacts of natural disasters and non-cash gains or losses on the price fair value adjustments of plantations;

“Strate”
Strate Limited (Registration number 1998/022242/06), a limited liability public company duly incorporated in accordance with the laws of South Africa, which is a registered central securities depository and which is responsible for the electronic settlement system used by the JSE;

“Subsidiary”
a subsidiary as defined in section 1(3) of the Companies Act or an entity which would have been a subsidiary as defined in section 1(3) of the Companies Act but for the fact that it is incorporated outside of South Africa, and “Subsidiaries” has a corresponding meaning;

“TNAV”	Tangible Net Asset Value, net asset value less goodwill and other intangible assets;
“Transaction”	the acquisition of the Acquired Business;
“Transaction Agreements”	the agreements pursuant to which the Acquired Business is being acquired, including the Master Agreement, the Vendor Loan Note and the Lock-up Deed, in each case, as amended from time to time;
“Transaction Consideration”
the amount payable by Sappi comprising cash, the Settlement Shares and the Vendor Loan Note for the Acquired Business, being approximately €750 million subject to adjustments based on the fair value of the Settlement Shares and the working capital and net debt of the Acquired Business;

“Transaction Sponsor”	Morgan Stanley South Africa (Proprietary) Limited;
“Transfer Secretaries”	Computershare Investor Services (Proprietary) Limited (Registration number 2004/003647/07), a private company incorporated in accordance with the laws of South Africa;
“Uncoated Paper”	paper without any kind of coating;
“USD, US Dollar(s), US$ or $”	United States Dollars, the currency of the United States of America;
“VAT ”	value added tax as levied by the South African Revenue Service Value-Add Tax Act, 1991 (Act 89 of 1991); and
“Vendor Loan Note”
the loan notes having a maximum principal amount of €250 million to be issued by Sappi Papier Holding to M-real as part of the Transaction Consideration, to be repaid over a period of 48 months, which are guaranteed by Sappi, Sappi International and Sappi Trading Pulp and which have an interest rate of 9% that steps up after 6 months to 12%, after 12 months to 14% and after 18 months to 15%.

CURRENCY TRANSLATION

This Circular contains translations of certain Euro amounts into US Dollars at specified rates solely for the convenience of the reader.  These translations should not be construed as representations that the Euro amounts actually represent such US Dollar amounts or could be converted into US Dollars at the rate indicated as of the dates mentioned herein or at any other rate.

ESTIMATES OF PRODUCTION CAPACITY AND MARKET INFORMATION
Except as otherwise indicated, in this Circular the amounts of “capacity” or “production capacity” of our or M-real’s facilities or machines are based upon our best estimates of production capacity at the date of filing of this Circular. Actual production by machines may differ from production capacity as a result of products produced, variations in product mix and other factors.

Certain market share information and other statements presented herein regarding our position relative to our competitors with respect to the manufacture or distribution of particular products are not based on published statistical data or information obtained from independent third parties, but reflect our best estimates. We have based these estimates upon information obtained from our customers, trade and business organisations and associations and other contacts in our industries.

(Incorporated in the Republic of South Africa)
Registration number: 1936/008963/06
JSE share code: SAP ISIN: ZAE000006284
(“Sappi” or “the Company”)

CIRCULAR TO SHAREHOLDERS

1.	INTRODUCTION

As announced on SENS on 29 September 2008 and published in the press on 1 October 2008, Sappi has entered into an agreement to acquire, subject to the fulfilment of the Conditions Precedent, the coated graphic paper business of M-real and certain related uncoated graphic paper business activities. M-real is listed on the OMX Nordic Exchange, Helsinki and is 38.6% owned by the Metsäliitto Group. It was also announced on 29 September 2008 that Sappi is proposing  to launch a Rights Offering to raise up to €450 million, the proceeds of which will be used to pay the cash portion of the Transaction Consideration and to settle the costs relating to the Transaction and the Rights Offering, estimated to be €50 million. Sappi will provide Shareholders with more information on the rights offer when the terms and conditions of the Rights Offering are finalised.  A circular will be posted in respect of any Rights Offering.

M-real is a leading producer of paperboard and paper and offers premium solutions for consumer packaging, communications and advertising. M-real has 23 production units in six European countries.

M-real’s Graphic Paper division produces coated fine paper, coated magazine paper and uncoated fine paper and provides these products directly or through merchant partners to customers including printers, publishers, advertising agencies and corporations. M-real Graphic Paper has a production capacity of approximately 3 million tonnes of graphic paper per annum through its eight mills located in Europe. For the years ended 31 December 2007 and 2006, the M-real Graphic Paper division had sales of €1,972 million and €2,390 million, respectively, and EBITDA of approximately €120 million and €93 million, respectively. M-real is considering reducing its capacity in Europe for the production of fine coated paper by 0.6 million tonnes.

The Transaction includes the acquisition by Sappi of four graphic paper mills, namely Kirkniemi mill and Kangas mill in Finland, Stockstadt mill in Germany and Biberist mill in Switzerland, and all of the know-how, brands order books, customer lists, intellectual property and goodwill of the coated graphic paper business (other than in respect of M-real’s South African business) of M-real. The sale of the coaters is subject to works councils by M-real. The Acquired Business has a total annual production capacity of approximately 1.9 million tonnes of coated graphic paper and in 2007 generated net sales of €1,333 million. Sappi will also enter into long term supply agreements with Metsäliitto for wood, pulp and other services. M-real will retain ownership of the Husum PM8 Mill in Sweden and the Äänekoski PM2 Mill located in Finland, and will enter into transitional marketing agreements with Sappi as part of the Transaction whereby M-real will produce graphic paper products which Sappi will market and sell.

The tables below highlight certain operational and financial metrics of the pro forma combined group (being Sappi and the Acquired Business) post the completion of the Transaction, based on the financial statements of Sappi for the year ended 30 September 2007 and Carve-out Financials of the Acquired Business for the year ended 31 December 2007. The pro forma operational metrics represent the summation of the historical operational metrics for Sappi and the Acquired Business, without adjustment. The pro forma financial information is set out in more detail in section 12 and Annexure 3 of this Circular. Pro forma financial information is presented for informational purposes only, and does not purport to represent what Sappi’s actual results of operations or financial condition would have been had the Transaction occurred as of 1 October 2006, nor are they necessarily indicative of future results of operations or financial condition. In addition to other matters noted in Section 12 and Annexure 3, the pro forma financial statements do not reflect the effect of:

•	anticipated synergies and efficiencies associated with combining the Sappi Group and the Acquired Business due to the adoption of best practices;

•	efficiencies in the permanent funding structure; and

•	movements in the US Dollar / Euro exchange rate.

In addition, the pro forma financial statements do not give pro forma effect to the long term supply agreements with M-real for wood, pulp and other services and the transitional marketing agreements for the outputs of the Husum PM8 machine and the Äänekoski PM2 machine.

Description	Sappi [2]	Acquired Business [3]	Adjustments	Pro forma	Percentage Change
Operational metrics
Mills	14	4	-	18	29%
Annual Capacity - Tonnes (’000)	4,250	1,875	-	6,125	44%
Staff	9,480	2,111	-	11,591	22%
Financial Information
USD million
Revenue	5,304	1,833	-	7,137	35%
Operating profit	383	125	29	537	40%
Profit before tax	249	109	4	362	45%
Profit / (loss) for the period	202	91	3	296	47%
EBITDA[4]	758	221	-	979	29%

2 Operational metrics and Financial information for Sappi has been extracted from, or can be derived from, Sappi’s audited financials for the year ended September 2007.

3 Operational metrics and Financial information for the Acquired Business has been extracted from, or can be derived from, the M-real’s graphic paper business combined financial statements for the year ended 31 December 2007. M-real’s graphic paper business combined financial statements have been prepared on a full carve-out basis in accordance with IFRS as issued by the IASB, and are presented in Euros.  Financial information for the Acquired Business has been converted from Euros into US Dollars using the average exchange rate for the year ended 31 December 2007 of  €1 to US$1.4566.

4 EBITDA represents earnings before interest (net finance costs), taxation, depreciation and amortisation. Net finance costs include: gross interest paid; interest received; interest capitalised; net foreign exchange gains; and net fair value adjustments on interest rate financial instruments. We use EBITDA as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. EBITDA is a measure used by the Group, together with measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe EBITDA is a useful and commonly used measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because it facilitates operating performance comparisons from period to period and company to company. By eliminating potential differences in results of operations between periods or companies caused by factors such as depreciation and amortisation methods, historic cost and age of assets, financing and capital structures and taxation positions or regimes, we believe EBITDA can provide a useful additional basis for comparing the current performance of the underlying operations being evaluated. For these reasons, we believe EBITDA and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully. EBITDA is not a measure of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company's operations in accordance with IFRS.

Reconciliation from profit for the period to EBITDA

USD million	Sappi	Acquired Business	Adjustments	Pro forma
Profit (loss) for the period	202	91	3	296
Taxation	47	18	1	66
Finance costs	134	16	25	175
Depreciation	375	96	(29)	442
EBITDA	758	221	-	979

Special Items

	USD million		USD million
Sappi		Acquired Business
Plantation price fair value adjustment	(54)	Impairment Reversal	(208)
Restructuring and closure provisions	(7)	Write – downs	54
Profit on sale of assets	(26)	Other	21
Fire, flood, storm and related events	17
Total	(70)	Total	(133)

The purpose of this Circular and the accompanying notice of general meeting is to provide Shareholders with information regarding the Transaction and the financing thereof and to convene the General Meeting to be held at the registered office of Sappi, 48 Ameshoff Street, Braamfontein, Johannesburg, 2001, South Africa at 15:00 on 3 November 2008, at which Shareholders will be asked to consider and, if deemed fit, pass the resolutions relating to the Transaction and the financing thereof.

2.	RATIONALE FOR THE TRANSACTION

The Transaction meets Sappi’s strategic and financial criteria for acquisitions as it enhances Sappi’s global presence, provides an opportunity to increase Sappi’s customer base, improves Sappi’s strategic flexibility in regards to capacity utilization, increases the range of products offered and provides anticipated growth and cost synergies. Sappi also expects benefits from increased profitability and returns and improved cash flows for the group.

The Transaction allows Sappi to strengthen its competitive position in the graphic paper industry in Europe and globally. The Transaction has been identified as a good fit with the Sappi coated graphic paper business. Sappi’s European production capacity is expected to increase from 2.6 million tons per annum to 4.5 million tons per annum. The Acquired Business will enhance Sappi’s position in the market by expanding its geographical footprint in Europe to include Finland and Switzerland. Through this acquisition Sappi would significantly increase its exposure to coated magazine paper and as a result the combined group would be the largest coated fine paper company in Europe with strong positions in both coated woodfree and coated magazine grades.

In addition, the Transaction adds to Sappi’s product range a number of well-known brands which complement Sappi’s existing products and provide access to an enlarged customer base. Furthermore, the integration of the Acquired Business with the existing Sappi operations is expected to strengthen the profitability of Sappi's European operations through increased coated graphic paper production, benefiting from the economies of scale and the ability to optimise capacity utilisation. Other expected annual synergies coming from distribution, the integration of sales and administration, and the rationalisation of manufacturing across the Sappi Group are anticipated to further enhance the performance of Sappi’s European business.

Sappi estimates total annual synergies of approximately Euro 120 million from the Transaction which should be realisable in full within three years and without material capital investments.  This estimate of synergies Sappi expects to achieve following the Transaction is based on assumptions which in the view of Sappi’s management were prepared on a reasonable basis, reflect the best currently available estimates and judgments, and present, to the best of Sappi’s management’s knowledge and belief, the expected course of action and the expected future financial impact on performance of Sappi due to the Transaction. However, the assumptions about these expected synergies are inherently uncertain and, though considered reasonable by management as of the date of preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in this estimate of synergies. There can be no assurance that Sappi will be able to successfully implement the strategic or operational initiatives that are intended, or realize the estimated synergies.

This synergy estimate is not a profit forecast or a profit estimate and should not be treated as such nor relied on by shareholders or prospective investors to calculate the likely level of profits or losses for Sappi for the financial year ended 30 September 2008 or beyond.  This synergy estimate has not been included in the pro forma financial effects referred to in Section 12 below. The reporting of the synergy estimate complies with the accounting policies of Sappi.

3.	PRINCIPAL TERMS AND CONDITIONS OF THE TRANSACTION

3.1.	Transaction Consideration and Funding

The proposed Transaction Consideration is based on a cash and debt free Enterprise Value of the Acquired Business of €750 million (USD1.1 billion). The Transaction Consideration will be adjusted by the deduction of net debt and an adjustment for the difference between the target working capital and the actual working capital at closing. The Transaction Consideration will be settled as follows:
•	€400 million of cash paid out of the proceeds of the Rights Offering;
•	€50 million of newly issued Sappi Shares, being the Settlement Shares; and
•	the balance by the Vendor Loan Note of a maximum of €250 million.

3.1.1	Cash

The Company will pay €400 million of the Transaction Consideration on the Completion Date out of the proceeds of the Rights Offering.  The Transaction is conditional upon the Rights Offering having closed and settled in accordance with its terms.  Details on the Rights Offering will be contained in a rights offer circular that will be released when the terms and conditions of the Rights Offering are finalised.

3.1.2	Settlement Shares

The Settlement Shares will be listed on the JSE. The price at which each Settlement Share will be issued is Euro 7.16 (R82.39) per share, which was determined based on the volume weighted average price of Sappi Shares on the JSE over 30 trading days prior to the announcement of signing of the Master Agreement and the average EUR / ZAR daily exchange rate for the same period.

 At this price, the total number of Settlement Shares will be 6,982,105.  This number of shares will be adjusted if the subscription price for the Rights Offering is below Sappi’s share price on the day before announcement of the terms of the Rights Offering.  In such circumstances, the adjustment to the number of Settlement Shares will be based on the number of shares issued in the rights offering and the net proceeds of the Rights Offering.  An adjustment to the number of Settlement Shares will also be made if Sappi were to take any other action with the effect of diluting the value of its shares, or otherwise disadvantaging M-real in respect of the Settlement Shares, prior to the date it is required to deliver the Settlement Shares.  Such dilutive actions include announcement and completion of the payment of special dividends (but not ordinary dividends), capital distributions or capital reorganisations.  Any such adjustment is to be determined by an international investment bank appointed by Sappi.

Sappi and M-real have entered into a Lock-up Deed under which M-real undertakes, subject to exceptions, not to dispose of the Settlement Shares for a period of 9 months from the Completion Date. Under the exceptions, M-real may:

•
accept a general offer made to all holders of Sappi Shares made in accordance with the South African Securities Regulation Code on Takeovers and Mergers on terms which treat all such holders alike (whether by way of takeover, scheme of arrangement or otherwise);

•	execute and deliver an irrevocable commitment or undertaking to accept such a general offer as recommended by the Board;

•
transfer or dispose of any Settlement Shares pursuant to a compromise or arrangement between Sappi and its creditors or any class of them which is agreed to by the creditors or members and sanctioned by the court under the Companies Act;

•	sell or otherwise dispose of any Settlement Shares pursuant to any offer by Sappi to purchase its own shares which is made on identical terms to all holders of Sappi Shares;

•
place any of the Settlement Shares with a third party (subject to Sappi's prior written consent which may not to be unreasonably withheld or delayed) provided that prior to the making of any disposal pursuant to this exception the transferee shall have agreed to be bound by the restrictions of the Lock-up Deed as if it were the transferor, by executing and delivering to Sappi a deed of adherence;

•	dispose of any of the Settlement Shares in accordance with any order made by a court of competent jurisdiction or as required by law, regulation or a competent authority to which M-real is subject;

•
subject to Sappi's prior written consent (which may not be unreasonably withheld or delayed), dispose of any of the Settlement Shares to the extent the sale proceeds (net of costs) are required by M-real to avoid M-real or a company in its group triggering a default of a financial covenant to which it is subject;

•
dispose of any of the Settlement Shares to the extent the safe proceeds (net of costs) are required by M-real to satisfy a breach of warranty claim or other liability to Sappi (including any adjustment to the net working capital) in respect of the Transaction; or

•	enter into or agree to enter into a foreign exchange rate hedge in respect of the Settlement Shares.

3.1.3	Vendor Loan Note

The Vendor Loan Note of a maximum of €250 million, with a tenor of 48 months and that will rank pari passu with the Sappi Group’s existing long-term debt will be issued to M-real by Sappi Papier Holding. The Vendor Loan Note will be guaranteed by Sappi, Sappi International and Sappi Trading Pulp. Interest on the Vendor Loan Note will be payable every six months in arrears and will step up progressively every six months, from an interest rate of 9% in the first six months, to 12% in the second six months, to 14% in the third six months and to 15% after 18 months from the issue date. Sappi may refinance the Vendor Loan Note when the global financial markets permit it to do so. (Refer to Annexure 5 for details of the Vendor Loan Note.)

3.2.	Warranties

Warranties, representations and related undertakings, as are customary for a transaction of this type, have been obtained from M-real.

3.3.	Restraint of trade

M-real has undertaken that it will not be directly or indirectly engaged or interested in carrying on a coated graphic paper business anywhere in the world, other than South Africa, for a period of three years from the Completion Date. However, M-real may:

•	hold shares in a listed company if the shares do not confer more than 10 percent of the company’s voting power at a general meeting of the company;

•
continue to carry on anywhere in the world its retained business at the Completion Date including its paperboard business, uncoated graphic paper production business, coated speciality paper business, cast coated paper business and one-sided coated paper business;

•
acquire an entity or business which carries on a coated graphic paper business if the acquisition is not made with the main purpose of acquiring the coated graphic paper business, the coated graphic paper business of the entity or business acquired is no more than 30 per cent of the total turnover of the acquired entity or business taken as a whole and does not represent annual production of more than 200,000 tonnes; and

•	carry on any business contemplated by the Transaction Agreements.

3.4.	Completion Date and Effective Date

The effective date for the Transaction will be the Completion Date. The Completion Date shall be no later than 30 April 2009.

3.5.	Conditions Precedent and Termination Rights

The Transaction is subject to the satisfaction of, inter alia, the following conditions:

•
the Sappi Shareholders, in a General Meeting, approving the ordinary resolution necessary to effect the Transaction, approving a special resolution to increase the share capital of Sappi and granting the directors the required authority to allot and issue shares for the Transaction;

•	the obtaining of certain regulatory approvals required for implementing the Transaction, including competition law approvals and all relevant approvals from the Reserve Bank;

•	the transfer by M-real of Hallein AG from M-real Stockstadt GmbH to a M-real entity unconnected to the Transaction;

•	the approval of the JSE for the listing of the Settlement Shares on the JSE; and

•	the Rights Offering having closed and settled in accordance with its terms.

The Transaction will automatically terminate if the Rights Offering has not been announced by midnight on 28 February 2009 or, if announced by that time, if it has not closed and settled by 30 April 2009.  In addition either Sappi or M-real may terminate the Transaction on 31 January 2009 if the condition relating to EU merger clearance has not been satisfied by 11 January 2009 and the parties having entered into good faith negotiations are unable to reach a mutually acceptable agreement by 31 January 2009.

In addition, Sappi may terminate the Transaction prior to the anticipated completion if a Significant Adverse Change occurs or is likely to occur prior to completion.

3.6.	Other

There are no guaranteed book debts in the Acquired Business.

There is no accrued taxation, which will be settled in terms of Transaction Agreements.

Other than as Shareholders of Sappi, no promoter or director has any beneficial interest in terms of the Transaction.

The Acquired Business will be transferred to Sappi and its subsidiaries and has not been ceded or pledged by M-real.

Allan Gray Limited and RMB Asset Management (Proprietary) Limited, which both currently act as investment managers for clients holding, in aggregate, approximately 34% of Sappi's issued ordinary shares, have agreed to vote the shares over which they have voting rights (representing, in aggregate, approximately 10% of Sappi’s issued ordinary shares) in favour of the resolutions required to implement the Transaction and the financing of the Transaction and to recommend to their clients having the voting rights over the remaining shares (representing, in aggregate, approximately 24% of Sappi’s issued ordinary shares) to vote in favour of such resolutions.

4.	OVERVIEW OF INDUSTRY AND THE M-REAL GRAPHIC PAPER MARKET

4.1.	Industry Overview

The paper industry is broadly divided into the printing and writing paper segment and the packaging segment. The printing and writing paper segment consists of newsprint, groundwood paper and fine paper, including graphic paper. The packaging segment consists of containerboard, boxboard and sackkraft. There is a continuum of grades within the printing and writing paper segment. At the high-end are coated woodfree grades used for commercial printing and for high quality books and magazines. At the low end of the scale is newsprint. Between these two are coated mechanical papers used largely for magazine publishing and uncoated papers for books and office use. Sappi and M-real focus on the higher quality grades.

In both the high end and low end market segments, consumption has grown over the long-term in line with overall economic growth, but consumption patterns have fluctuated in the short-term. Prices are largely influenced by the supply and demand balance for individual products. In the past, industry-wide over-investment in production capacity has led to significant oversupply, resulting in lower prices.

This effect has been exacerbated by inventory speculation by purchasers buying more than their needs with the view that the surplus will increase in value from the price trend. As a result, the financial performance of graphic paper producers has deteriorated during periods of significant oversupply and improved when demand has increased to levels that support the implementation of price increases.

In recent years, the industry has experienced significant strategic changes. The high costs associated with building new paper mills in the developed world has led to a focus on consolidation rather than the construction of new capacity. Many leading industry producers currently focus on fewer core grades and have divested non-core assets not part of their target market or which are inconsistent with their long-term strategy.

Another important trend has been the rise of competition from China. Rapid economic growth and government incentives have spurred massive investment of capital by Chinese pulp and paper producers. Over the last five years, China’s paper board and fine paper capacity increased considerably, transforming China from a net importer to a net exporter of coated fine paper.

4.2.	Overview of the Acquired Business

Sappi is acquiring specific assets of the graphic paper business of M-real. M-real is a Finnish-domiciled leading producer of paperboard and paper and is listed on the Helsinki Stock Exchange. The assets will be acquired as a going concern and will include, inter alia, the know-how, brands, order books, customer lists, intellectual property and goodwill.

The Acquired Business also includes specific assets from the graphic paper business of M-real, with a total annual production capacity of approximately 1.9 million tonnes. M-real’s graphic paper business currently has a total annual production capacity of approximately 3 million tonnes.
The Acquired Business includes the following assets:

(a)	four mills, namely, the Kirkniemi Mill (Finland), Kangas Mill (Finland), Stockstadt Mill (Germany) and the Biberist Mill (Switzerland), to be acquired by acquisition of:
i.	the business of the Kirkniemi mill in Finland and the Kangas mill in Finland; and
ii.	all of the shares in M-real Stockstadt GmbH, a German incorporated company (and its subsidiary Chemische Werke Zell-Wildshausen GmbH, a German incorporated company); and
iii.	all the shares in M-real Biberist AG, a Swiss incorporated company;
(b)	coaters from the Gohrsmülle Mill (Germany) and the Hallein mill (Austria);
(c)	all of the shares in CN Papiervertriebs GmbH in Germany, which holds a full service print broker; and

(d)
all of the know-how, brands, order books, customer lists, intellectual property and goodwill in M-real’s coated graphic paper business (including the know-how, brands, order books, customer lists, intellectual property and goodwill in relation to M-real mills at Husum (Sweden),  Äänekoski (Finland), Hallein (Austria) and Gohrsmühle (Germany))  but excluding all of the know-how, brands, order books, customer lists, intellectual property and goodwill in M-real’s coated graphic paper business in South Africa.

As part of the Transaction, Sappi will enter into:

(a)	long term supply agreements under which Metsäliitto will supply wood, energy and pulp; and
(b)
transitional marketing agreements whereby M-real will produce products at certain graphic paper machines at the Husum Mill (Sweden) and the Äänekoski Mill (Finland) and Sappi will market and distribute those products.

As outlined above, elements of the assets and businesses being acquired that relate to M-real’s business and operations in South Africa will be excluded (the “South African Component”). Sappi has an option to acquire the South African Component, and M-real has an option to require Sappi to acquire the South African Component, upon receipt of any necessary regulatory approvals and clearances, including the approval of the South African competition authorities.

A further description of the Acquired Business and certain marketing agreements being entered into as a result of the Transaction follows:

1)	Mills being acquired

(i)	Kirkniemi
The mill at Kirkniemi has an annual production capacity of approximately 740,000 tonnes. Kirkniemi is located 70km west of Helsinki, in southern Finland. The products of the Kirkniemi mill are:
•	Galerie Lite – coated ultra light-weight paper with high bulk and opacity;
•	Galerie Brite – coated light-weight paper with high bulk, soft gloss and improved brightness; and
•	Galerie Fine – coated magazine paper with high brightness, smoothness and improved opacity.

(ii)	Kangas Mill

The mill has an annual production capacity of approximately 210,000 tonnes. The mill produces Galerie Silk, a coated magazine paper with silk finish, and is located in Jyväskylä, in central Finland.

(iii)	Stockstadt Mill

The Stockstadt mill has an annual production capacity of approximately 420,000 tonnes. The mill produces coated and uncoated fine paper for sheet fed offset printing. The Stockstadt mill is located at Stockstadt, Germany.
The products of the Stockstadt mill are:

•	EuroArt Plus - Woodfree coated paper;
•	Tauro - Uncoated Woodfree paper; and
•	Hardwood Pulp.

(iv)	Biberist Mill

The Biberist mill has an annual production capacity of approximately 505,000 tonnes. The mill produces woodfree coated fine paper for the graphic arts industry/offset printing as well as woodfree uncoated pre-printed paper for office, pre-printed and offset applications. The mill is located in Biberist, Switzerland.
The products of the Biberist mill are:

•	Cento - Woodfree multi-purpose uncoated printing paper;
•	Allegro - Woodfree coated paper; and
•	Furioso - Woodfree coated paper.

2)	Transitional marketing agreements for the output of the following assets remaining in M-real’s ownership

(i)	Husum Mill PM8
The Husum PM8 machine is owned by M-real Sverige AB and is located in Sweden. Husum PM8 produces Galerie Fine paper, a coated fine paper with high brightness, smoothness and improved capacity.

(ii)	Äänekoski Mill PM2
The Äänekoski PM2 machine is owned by M-real Corporation. It produces triple blade coated wood-free art paper on one paper machine, under the brand name Galerie Art. The mill is situated in Äänekoski, Finland.

The map below sets out the locations of the mills and machines being acquired and the comparative location of existing Sappi mills in Europe:

Pan-European Coated Paper Assets

	Annual production capacity (kt)
Sappi Europe Mills		Paper	Pulp
1	Alfeld, Germany	360	120
2	Blackburn(1), UK	120
3	Ehingen, Germany	250	140
4	Gratkorn, Austria	860	250
5	Lanaken, Belgium	490	170
6	Maastricht(1), Netherlands	320
7	Nijmegen, Netherlands	240
	TOTAL	2,640	680

	Annual production capacity (kt)
M-real Mills		Paper	Pulp
A	Biberist, Switzerland	505
B	Kangas, Finland	210
C	Kirkniemi, Finland	740	338
D	Stockstadt, Germany	420	160
	Capacity acquired	1,875	498
E 1	Gohrsmühle, Germany	370
E 2	Hallein, Austria	310	170
F 1	Husum PM8, Sweden	285
F 2	Äänekoski PM2, Finland	200
	TOTAL	3,040	668

2 + 6	Planned to be shut down (Note 1)

F 1 & F 2:	Will remain in M-Real's ownership and continue as contract producers for Sappi under long term supply agreements.	E 1 & E 2:
Acquisition of know-how, brands, order books, customer lists, intellectual property and goodwill. M-Real announced plans that will result in reduction of coated woodfree capacity by 0.6 million tons per annum.

Notes
1. Blackburn & Maastricht PM5 machine to be closed with a combined reduction in capacity of 190Kt

Source: Sappi and M-real information

4.3.	Brands

The Acquired Business includes well known and reputable brands in the coated magazine paper and commercial printing paper markets. Sappi expects that the acquisition of these brands will allow Sappi the opportunity of retaining the Acquired Business’s existing customer base and consolidate its footprint throughout Europe and export markets. The Galerie family of brands is highly valued, and Galerie Fine, a high quality mechanical fibre containing product, has been one of the most successful product developments in the industry in recent years. The Transaction will add to the Sappi stable of brands the high end “Furioso” product and the various coated wood free brands. Further, Sappi expects M-real’s strong brand recognition to bolster Sappi’s ability to derive financial benefits from the Transaction.

4.4.	Industry Position

The Acquired Business currently has a share of the coated wood-free capacity in Europe of approximately 15% and Sappi has a share of the coated wood-free capacity in Europe of about 20%. Sappi will continue to face strong competition from Stora, UPM, Lecta and Burgo, all with capacity shares of between 12% and 16%.

In the coated mechanical segment, Sappi currently has a low capacity share of less than 5% in Europe, compared to the Acquired Business’s capacity share of approximately 12%. If the Transaction is implemented, Sappi expects to hold a meaningful position in the European market, behind UPM (estimated 24% market share) and close to Stora (estimated 15% market share).

In terms of the total coated graphic paper capacity in Europe, should the Transaction be implemented, the combined business after integration would have an anticipated capacity share of 18% in Europe. This position would be followed by UPM at an estimated 17%, Stora at an estimated 14%, and Burgo at an estimated 12%. As a percentage of the world coated paper capacity, the combined business is expected to have a capacity share greater than 10%.

4.5.	Competitive position

The graphic paper business of M-real, includes coated magazine papers, coated fine papers and uncoated fine papers from mills in Finland, Sweden, Germany, Austria and Switzerland. It distributes its graphic paper throughout Europe. Outside Europe, it mainly distributes to North America and Australia.

The anticipated production flexibility and synergy benefits that the Transaction brings are expected to lead to a lower production cost base for Sappi in Europe. Kirkniemi is a large efficient mill and a low cost producer. Although the coated wood-free paper mills are of a smaller scale, transport costs are not significant. Stockstadt also has an integrated pulp mill.

4.6.	Management

The Acquired Business’s key management have strong management skills and are highly experienced in the paper production industry. It is expected that as part of the Transaction, a number of selected key individuals will be retained and will become part of the enlarged Sappi Group. Key management of the Acquired Business are as follows:

Name	Age	Position	Experience
Martti Savelainen	46	Vice President & Mill Manager of M-real Kirkniemi (since November 2007)
January 2007 – November 2007
Technology and mill manager, M-real Kirkniemi paper mill

March 2004 –  January 2007
Mill manager, M-real Kirkniemi paper mill

January 2003 – February 2004
Technology Manager, M-real Corporation, Publishing Business Area

January 1999 – April 2003
Mill manager, M-real Kangas and Äänekoski Paper Mills

Earlier positions of production manager, development and production engineer & sales manager in M-real or its subsidiaries

Petri Jantunen	44	Vice President & Mill Manager of M-real Kangas and Äänekoski Paper Mill (since April 2003)
October 2000 – March 2003
Production Manager, Vice Mill Manager,
Cartiere Burgo Spa, Duino Paper Mill, Italy

January 1998 – September 2000
Production Manager Paper Machine 3-line
Metsä-Serla Oyj (now M-real Corporation), Kirkniemi, Finland

August 1996 – December 1997
Assistant Production Manager Paper Machine 3-line
Metsä-Serla Oyj, Kirkniemi, Finland

May 1995 – July 1996
Project Engineer PM3-project
Metsä-Serla Oyj, Kirkniemi, Finland

Bernhard Jäggi	44	Vice President & Mill Manager of M-real Stockstadt	15 years in forest industry

Nicolas Mühlemann	48	Vice President & Mill Manager of M-real Biberist (since January 2004)	19 years in forest industry
Frank Rinkens		Operative Director of CN Papiervertrieb	15 years in forest industry
Jürgen Bendt	53	Managing Director of the CWZ GmbH (since 2001)
July 1997 – January 2001
Deputy Managing Director of the CWZ GmbH

January 1993 – October 1996
Deputy Managing Director of Lignobond Verkaufsgesellschaft

1989 – 1991
Kaufm. Leiter/Leiter Controlling

1980 – 1989
Thyssen Finesteels AG

4.7.	Conclusion

Sappi directors believe the acquisition meets all of Sappi’s strategic and financial criteria for acquisitions which are:

●	increased profitability and returns arising from revenue and cost synergies;

●	improved cash flows;

●	increased customer base and market share;

●	maximised flexibility of capacity utilisation; and

●	expanded product and brand range.

The Transaction adds a number of well known brands to the Sappi brands and is expected to strengthen Sappi’s competitive position in the graphic paper industry in Europe and globally. Sappi believes that the Transaction will provide an opportunity for its European operations to generate returns in excess of their cost of capital.

5.	FINANCIAL INFORMATION ON THE ACQUIRED BUSINESS

Historical financial information on the Acquired Business for the three financial years ended 31 December 2007, 2006 and 2005, the three months ended 31 December 2007 and 2006, and the six months ended 30 June 2008 and 2007 is set out in Annexure 1 to this Circular. This should be read in conjunction with the independent reporting accountants’ reports on such historical financial information set out in Annexure 2 to this Circular. This information has been provided to the Company by M-real and is the responsibility of the M-real board of directors.

6.	INFORMATION RELATING TO THE DIRECTORS OF THE ACQUIRED BUSINESS

Directors at the Acquired Business who will become part of the enlarged Sappi Group are as follows:

Name	Designation
Directors – Germany
M-real Stockstatdt GmbH
Seppo Parvi	Managing Director
Bernhard Jaeggi	Managing Director
Dr. Soili Hietanen	Member of the Supervisory board
Robert Winkels	Member of the Supervisory board
Frank Sehr	Member of the Supervisory board
Chemische Werke Zell-Wildshausen GmbH
Jürgen Berndt	Managing Director
CN Papiervertriebs GmbH
Frank Martin	Managing Director
Henrik Damén	Member of the Advisory board
Nils Hinterthan	Member of the Advisory board
Directors - Switzerland
Soili Hietanen	President of the board
Rober Karrer	Member of the board
Peter Kienast	Member of the board
Nicolas Mühlemann	Managing Director
Riccardo Incerti	Director Finance & HR
Christian Schori	Director Customer Service Center
Jörn Schmidt	Production & Technical Director

7.	MATERIAL BORROWINGS OF THE SAPPI GROUP AND THE ACQUIRED BUSINESS

Sappi is acquiring certain liabilities with the Acquired Business which are not anticipated to exceed €50 million. Such borrowings are not regarded as being material in value.

Save as disclosed above, at the date of this Circular, Sappi and its Subsidiaries have no material loans receivable and have not made any loans or furnished any security to or for the benefit of any director or manager or any associates of any director or manager of Sappi.

There have been no debentures created in terms of a trust deed and no debentures to be issued or agreed to be issued other than the Vendor Loan Note.

There have been no debentures or debenture stocks issued by way of conversion or replacement of debentures previously issued.

For an analysis of material loans made to the Sappi Group, please refer to Annexure 5.

8.	MATERIAL CONTRACTS ENTERED INTO BY THE ACQUIRED BUSINESS

To the best knowledge of the Board, the Acquired Business has not, in the last three years preceding the Last Practicable Date, entered into material contracts, either verbally or in writing, which contain material outstanding obligations or settlements other than contracts entered into in the ordinary course of business.

9.	MATERIAL CHANGES RELATING TO THE ACQUIRED BUSINESS

To the best knowledge of the Board, since 30 June 2008 there have been no material changes in the financial or trading position of the Acquired Business and there have not been any material acquisitions/disposals in the Acquired Business.

10.	LITIGATION STATEMENT RELATING TO THE ACQUIRED BUSINESS

To the best knowledge of the Board, the Acquired Business is currently not involved in any material legal or arbitration proceedings, including any proceedings that are pending or threatened of which M-real is aware, that may have or have had a material effect on the Acquired Business in the previous 12 months.

11.	VENDORS OF THE ACQUIRED BUSINESS

The Acquired Business is to be acquired from M-real and certain of its subsidiaries.  M-real is a company 38.6% owned by Metsäliitto Group, the tenth largest forest industry group in the world. The Metsäliitto Group is a wholly owned subsidiary of Metsäliitto Osuuskunta, a private company. Its five business areas include wood supply, wood products, pulp, board and paper, and tissue and cooking paper.

The registered address of Metsäliitto Group is 43 FI-02020 METSÄ, Finland. Metsäliitto Group is not a related party to Sappi in any way.

There are no guaranteed book debts in the Acquired Business.

There is no accrued taxation, which will be settled in terms of Transaction Agreements.

Other than as Shareholders of Sappi, no promoter or director has any beneficial interest in terms of the Transaction.

The Acquired Business will be transferred to Sappi and its subsidiaries and has not been ceded or pledged by M-real.

12.	PRO FORMA FINANCIAL EFFECTS OF THE TRANSACTION

The unaudited pro forma financial effects set out below have been prepared to assist Shareholders to assess the impact of the Transaction and financing thereof on the EPS, HEPS, NAV and TNAV per share of Sappi. These pro forma financial effects illustrate how the Transaction might affect the reported financial information of Sappi if the Completion Date had occurred on 30 September 2007 and 30 June 2008 for balance sheet purposes and 1 October 2006 for income statement purposes.

A simple consolidation of the historical financial information in the form set out in the pro forma below does not purport to represent what the results of operations or financial position of Sappi would have been if the Transaction had occurred on the dates indicated, nor does it purport to project the results of operations or financial position of Sappi for any future period or as of any future date. The unaudited pro forma financial effects do not reflect:

●	anticipated synergies and efficiencies associated with combining the companies due to the adoption of best practices;

●	efficiencies in the permanent funding structure; and

●	movements in the US Dollar / Euro exchange rate.

In addition, the pro forma financial effects do not give pro forma effect to the long term supply agreements with M-real for energy, wood and pulp and the transitional marketing agreements for the outputs of the Husum PM8 machine and the Äänekoski PM2 machine.

The pro forma financial effects have been prepared in accordance with the Listings Requirements of the JSE and the Guide on Pro Forma Financial Information issued by The South African Institute of Chartered Accountants. These unaudited pro forma financial effects are the responsibility of the Board and are provided for illustrative purposes only. The material assumptions on which the pro forma financial effects are based are set out in the notes following the table. The unaudited pro forma financial effects set out below should be read in conjunction with the report of the Independent Reporting Accountants, which is included as Annexure 4 to this Circular.

Pro forma financial effects for the 9 months ended 30 June 2008

	Reviewed		Pro forma
	before the	Pro forma	after the	Percentage
	Transaction	adjustments	Transaction	change
Earnings per share (US cents)	59	3	62	5.1
Headline earnings per share (US cents)*	58	(40)	18	(69.0)
Net asset value per share (US$)*	7.29	0.75	8.04	10.3
Tangible net asset value per share (US$)*	7.25	0.34	7.59	4.7
Ordinary shares in issue (millions)	229.1	73	302.1	31.9
Weighted average number of ordinary shares in issue (millions)	228.7	73	301.7	31.9

* The JSE Listings Requirements requires this disclosure for this type of circular to shareholders

Pro forma financial effects for the 12 months ended 30 September 2007

	Audited		Pro forma
	before the	Pro forma	after the	Percentage
	Transaction	adjustments	Transaction	change
Earnings per share (US cents)	89	9	98	10.1
Headline earnings per share (US cents)*	82	(31)	51	(37.8)
Net asset value per share (US$)*	7.95	-	-	-
Tangible net asset value per share (US$)*	7.92	-	-	-
Ordinary shares in issue (millions)	228.5	73	301.5	31.9
Weighted average number of ordinary shares in issue (millions)	227.8	73	300.8	32.0

* The JSE Listings Requirements requires this disclosure for this type of circular to shareholders

Notes and assumptions

A.
The unaudited pro forma financial effect on the Sappi Group for the nine months ended June 2008 has been prepared on the assumption that the Transaction occurred on 30 June 2008 for balance sheet purposes and 1 October 2007 for income statement purposes.

B.
The unaudited pro forma financial effect on the Sappi Group for the twelve months ended September 2007 has been prepared on the assumption that the Transaction occurred on 1 October 2006 for income statement purposes.

C.	The pro forma financial effects reflect the Transaction and related financing as described elsewhere in this Circular.
D.
The number of shares in issue and the weighted average number of shares have been adjusted by 73 million shares representing the number of shares to be issued as consideration for the Acquired Business and the proposed Rights Offering of Euro 450 million. The number of Settlement Shares will be determined by reference to the volume weighted average share price of Sappi on the JSE during the 30 trading days prior to the date of the announcement of this acquisition. The number of rights offering shares was calculated using the Sappi closing share price on 26 September 2008 of ZAR81.50. The actual number of shares issued will be based on the relevant variable components of the financing and of the relevant agreements and, accordingly, the number of shares will change.

E.	The pro forma financial effects exclude:
●	anticipated synergies and efficiencies associated with combining the Sappi Group and the Acquired Business due to the adoption of best practices;
●	efficiencies in the permanent funding structure; and
●	movements in the US Dollar / Euro exchange rate.
F.
Financial information for the Acquired Business has been extracted from the financial statements for the Acquired Business provided to Sappi by M-real.  These financial statements have been prepared on a full carve-out basis in accordance with IFRS as issued by the IASB and are presented in Euros.  Such financial information has been converted from Euros to US Dollars for the income statement, using the average exchange rate for the year ended 31 December 2007 of EUR1 to US$1.3755, the three months ended 31 December 2007 of EUR1 to US$1.4556, for the six months ended June 2008 of EUR1 to US$1.5315 and for the balance sheet as at 30 June 2008 using the period end rate of EUR1 to US$1.5795.

G.
Financial information for Sappi was extracted from the published consolidated results of Sappi for the year ended September 2007 prepared in accordance with IFRS as issued by the IASB and from the published condensed reviewed results for the nine months ended June 2008 prepared in accordance with International Accounting Standard 34, Interim Financial Reporting .

H.
The allocation of the Transaction Consideration reflected in the pro forma financial effects is preliminary based on estimated fair values and the estimated Transaction Consideration.  It will eventually be adjusted based on a complete assessment of the fair value of the net Assets Acquired and the final Transaction Consideration. The final Transaction Consideration allocation is dependent on, among other things, the finalisation of asset and liability valuations. Any final adjustment will change the allocation of the Transaction Consideration, which will affect the fair value assigned to the assets and liabilities and could result in a material change to the pro forma financial effects, including a change to goodwill.

I.
Pro forma adjustments include an adjustment to depreciation relating to the preliminary fair value assigned to property, plant and equipment to eliminate estimated historical expense and interest expense to take into account the financing of the Transaction. These adjustments have been tax effected at an estimated statutory tax rate for the combined group of 28.3%.

J.
The pro forma financial effects are presented for information purposes only, and do not purport to represent what Sappi’s actual results of operations or financial condition would have been had the Transaction and the financing thereof occurred on the dates indicated, nor are they necessarily indicative of future results of operations or financial condition.

K.
The pro forma headline earnings per share for the nine months ended June 2008 and the twelve months ended September 2007 exclude a net asset impairment reversal of EUR 111 million recorded by the Acquired Business. The impact thereof for the nine months ended June 2008 and the twelve months ended September 2007 is 51 US cents and 54 US cents respectively.

12.1.	Goodwill

The difference between the preliminary cost of the Transaction and the preliminary estimated fair value of assets and liabilities acquired of €80 million (US$126 million) has provisionally been attributed to goodwill and not amortised. Post completion of the Transaction, Sappi will complete its analysis of the measurement of the cost of the Transaction and the allocation of the purchase price to the Acquired Business’s identifiable assets, liabilities and contingent liabilities as required by IFRS 3: Business Combinations. As a consequence the goodwill amount may change. The goodwill on the Transaction relates to future cash flows that will be realised due to the acquisition and synergies of the combined Sappi and the Acquired Business.

13.	SHARE CAPITAL OF SAPPI
13.1.	Authorised and issued share capital prior to the Transaction

	R	US $(1)
Authorised
Ordinary shares of R1.00 each	325,000,000	38,201,587
Issued
Ordinary shares of R1.00 each	239,071,892	28,101,310
Share premium	6,426,855,567	755,434,095
Total issued share capital	6,665,927,459	783,535,405

Treasury Shares	929,420,671	109,247,214

(1) Converted at closing exchange rate on 2 October 2008 of ZAR/US$ 8.5075

13.2.	Authorised and issued share capital after the Transaction but before any share issuance other than the share issuance to M-real

	R	US $(1)
Authorised
Ordinary shares of R1.00 each	1,325,000,000	155,744,931
Issued
Ordinary shares of R1.00 each	246,053,997	28,922,010
Share premium	6,994,475,526	822,154,044
Total issued share capital	7,240,529,523	851,076,054

Treasury shares	929,420,671	109,247,214

(1) Converted at closing exchange rate on 2 October 2008 of ZAR/US$ 8.5075

13.3.	Major Shareholders prior to the Transaction

Other than the shareholders listed below, the Board is not aware of any other shareholder that, directly or indirectly, manages more than 5% or has a beneficial interest of 5% or more of Sappi’s issued share capital based on the latest available share register as of 31 August 2008 and additional information available to Sappi as at the Last Practicable Date:

Shareholder	Percentage holding (%)
Fund Manager
Allan Gray	26.0
Old Mutual Asset Management	11.0
RMB Asset Management	8.1
Beneficial
Public Investment Corporation	7.3
Industrial Development Corporation	6.7
Total	59.1

Transaction and the Rights Offering

The Settlement Shares will not comprise more than 3.2% of the total issued share capital of Sappi.
The Rights Offering will not significantly change the proportionate shareholding of Sappi if all eligible Shareholders take up their rights. The major shareholders of Sappi post the Transaction and the Rights Offering (if all the eligible Shareholders were to take up their rights) will be as follows:

Shareholder	Percentage holding (%)
Fund Manager
Allan Gray	26.0
Old Mutual Asset Management	11.0
RMB Asset Management	8.1
Beneficial
Public Investment Corporation	7.3
Industrial Development Corporation	6.7
Total	59.1

13.4.	Controlling Shareholder

Sappi has no controlling shareholder and has not had any in the last five years.  Unless, pursuant to the Rights Offering, any underwriters are required under their underwriting obligation to take up Sappi Shares conferring control on them, there will be no controlling shareholder of Sappi after completion of the Transaction.

14.	DIRECTORS’ REMUNERATION AND SERVICE CONTRACTS

14.1.	Directors Remuneration

14.1.1.	Non-executive directors

Directors are normally remunerated in the currency of the country in which they live or work from. The remuneration is translated into US Dollars (the Sappi Group’s reporting currency) at the average exchange rates prevailing during the reporting year. Directors’ fees are established in local currencies to reflect market conditions in those countries. Non-executive directors’ fees reflect their services as directors and services on various sub-committees on which they serve, and the quantum of committee fees depends on whether the director is an ordinary member or a chairman of the committee.

The extreme volatility of currencies, in particular the Rand/US Dollar exchange rate in the past few years caused severe distortion of the relative fees paid to individual directors.

Non-executive directors’ fees are proposed by the executive committee, agreed by the compensation committee, recommended by the board and approved at the annual general meeting by the shareholders. Proposed emoluments to be paid by Sappi Limited to directors are available on inspection.

The table below outlines the non-Executive directors’ fees and allowances for the last financial period, i.e. Annual Report for the year ended 30 September 2007.

		2007
	Board	Committee	Travel
Director	fees	fees	allowance	Total(7) (8)
In USD
D C Brink	41,817	40,423	5,000	87,240
M Feldberg	50,000	48,000	12,500	110,500
J E Healey	50,000	68,000	15,000	133,000
K de Kluis(1)	16,265	16,265	2,500	35,030
D Konar	27,878	52,736	5,000	85,614
H C Mamsch	65,060	93,568	10,000	168,628
B Radebe	27,878	18,121	5,000	50,999
A N R Rudd (5)	65,060	27,601	2,500	95,161
F A Sonn	27,878	9,060	5,000	41,938
E van As(2) (6)	48,787	–	5,000	53,787
K R Osar (3)	20,835	–	7,500	28,335
J D McKenzie (4)	2,324	–	–	2,324
	443,782	373,774	75,000	892,556

(1)	Retired in December 2006.
(2)	Includes board fees received by Mr van As for the period July to September 2007.
(3)	Appointed in May 2007.
(4)	Appointed in September 2007.
(5)	Appointed in April 2006.
(6)	Retired in September 2007.
(7)
No payments for management consulting, technical or other fees, including payments to management companies were made to Non – executive directors during fiscal year 2007 and 2006. There were also no commissions, gains or profit sharing arrangements for Non - executive directors during fiscal year 2007 and 2006.)

(8)	No other fees were paid or accrued to a third party in lieu of directors’ fees.

Dr D.C Cronje was appointed in January 2008. His director fees are $189,394 (R1.5 million converted at USD/ZAR exchange rate of 1:7.92) which includes board fees and committee fees. Dr Cronje also receives a travel allowance of $2,600 per meeting that he attends for which he spends more than 10 hours flying to and from the meeting.

14.1.2.	Executive Directors

Sappi’s pay philosophy aims to provide executives with remuneration which allows them to enjoy similar and appropriate standards of living and at the same time to create wealth equally no matter where they live and work.

Whilst the payment of executives in different currencies creates perceived inequities, due attention is given to ensure that internal equity exists and is maintained, through comparisons against cost of living indices and the manner in which pay is structured in the various countries.

Bonus and performance related payments are based on corporate and individual performance. Under this, executives may be awarded up to 110% of their annual salary if group and personal performance objectives as agreed by the compensation committee are met. Bonuses relate to amounts paid in the current year, but based on the previous year’s performance.

The table below outlines the Executive directors’ remuneration for the last financial period, i.e. Annual Report for the year ended 30 September 2007. Average exchange rates for the year concerned are again applied in the tables in converting the currency of payment into US Dollars.

Executive directors(4)
				2007
		Prior year		Contributions	Benefit
		bonuses	Sums	paid under	received
		and	paid	pension	from
		performance	by way of	and	Shared
	Salary	related payments (5)	expense allowance	medical aid schemes	Incentive	Other	Total(6) (7)
In USD
W Pfarl(1)	536,552	255,071	2,708	132,087	–	393,688	1,320,106
M R Thompson	272,354	84,910	448	100,515	–	–	458,227
E van As(2)	696,953	–	–	–	–	146,360	843,313
R J Boëttger(3)	161,737	–	–	46,412	516,248	–	724,397
	1,667,596	339,981	3,156	279,014	516,248	540,048	3,346,043

(1)	Retired June 2007. Mr Pfarl received a pension disbursement benefit of USD346,085 included in other benefits.
(2)
Mr van As received a salary of USD696,953 (ZAR5 million) while acting as chief executive officer. Includes board fees paid to Mr van As for the period September 2006 till August 2007 when his executive responsibilities terminated upon the appointment of Mr Boëttger as chief executive officer.

(3)
Appointed as chief executive officer in July 2007. Mr Boëttger received 35,000 restricted shares which vested on 31 December 2007 included under benefit received from credit scheme share funding. A share based expense of USD516,248 was recognised in the current year income statement, based on a share price of ZAR106.00.

(4)	Executive directors are paid remuneration packages which aim to be competitive in the countries in which they live and work, and they are generally paid in the currency of those countries.
(5)	Bonuses and performance related payments are in respect of the previous year’s performance paid in the current year.
(6)	No other fees were paid or accrued to a third party in lieu of directors’ fees.
(7)	The Sappi directors’ total remuneration and benefits have been included in the above table.

14.2.	Directors' participation in the Sappi Limited Share Incentive Trust and Performance Share Incentive Plan

14.2.1.	Share options, allocation shares and performance shares

The following table sets out all share options (whether vested or unvested), all other unvested allocation shares and performance shares granted to, and exercised by, each executive director in terms of The Sappi Limited Share Incentive Trust and Performance Share Incentive Plan during the year ended September 2007. Details of share dealings are included in the second table.

Non-executive directors do not have any allocation shares, share options or performance shares.    Executive directors who retire have 12 months in which to settle their share options and allocation shares, unless extension is granted by the compensation committee of the board of directors. For performance shares there is a formula by which retired executive directors will receive a proportion of any shares which may have vested at the end of the four year period.

Executive Directors

RJ Boëttger (3)		W Pfarl (2)		MR Thompson (1)		E van As (5)		Total 2007
Allocated Price (ZAR)	No. of Shares	Allocated Price (ZAR)	No. of Shares	Allocated Price (ZAR)	No. of Shares	Allocated Price (ZAR)	No. of Shares	No. of Shares
Outstanding at September 2006
Number of shares held	-	-	-	219,000	-	164,000	-	250,000	633,000
Issue 24	-	-	53.85	50,000	53.85	15,000	53.85	100,000
Issue 25	-	-	49.00	25,000	49.00	3,000	49.00	50,000
Issue 26	-	-	-	-	147.20	15,000	147.20	50,000
Issue 27	-	-	112.83	30,000	112.83	15,000	112.83	50,000
Issue 28	-	-	79.25	30,000	-	-	-	-
Issue 28a	-	-	-	-	79.25	18,000	-	-
Issue 29	-	-	78.00	30,000	78.00	18,000	-	-
Performance shares 29(4)	-	-	-	12,000	-	6,000	-	-
Performance shares 30(4)	-	-	-	42,000	-	24,000	-	-
Performance shares 30a(4)	-	-	-	-	-	50,000	-	-
Offered and accepted
Performance shares 30									184,000
Paid for
Number of shares	-	-	-	75,000	-	15,000	-	-	90,000
Weighted average allocated price	-	-	-	52.23	-	53.85	-	-
Returned, lapsed and forfeited Number of shares									324,500
Resignation/Retirement as executive director
Number of shares	-	-	-	144,000	-	-	-	250,000	394,000
Weighted average allocated price	-	-	-	56.26	-	-	-	-
Appointment as director
Number of shares	-	100,000	-	-	-	-	-	-	100,000
Outstanding at September 2007	-	100,000	Retired in June 2007		-	149,000	Executive responsibilities terminated in August 2007 upon appointment of new chief executive officer		249,000
Number of shares held
Issue 25	-	-	-	-	49.00	3,000	-	-
Issue 26	-	-	-	-	147.20	15,000	-	-
Issue 27	-	-	-	-	112.83	15,000	-	-
Issue 28a	-	-	-	-	79.25	18,000	-	-
Issue 29	-	-	-	-	78.00	18,000	-	-
Performance shares 29(4)		-		-		6,000
Performance shares 30(4)		-		-		24,000		-

RJ Boëttger (3)		W Pfarl (2)		MR Thompson (1)		E van As (5)		Total 2007
Allocated Price (ZAR)	No. of Shares	Allocated Price (ZAR)	No. of Shares	Allocated Price (ZAR)	No. of Shares	Allocated Price (ZAR)	No. of Shares	No. of Shares
Performance shares 30a(4)		-	-		50,000	-
Performance shares 31(4)		-	-		-	-
Performance shares 31a(4)		100,000

Expiry dates
Issue 24
Issue 25				15-Jan-09
Issue 25a
Issue 26				28-Mar-10
Issue 27				13-Feb-11
Issue 28a				30-Dec-11
Issue 29				13-Dec-12
Performance shares 29(5)				13-Dec-08
Performance shares 30(5)				13-Dec-09
Performance shares 30a(5)				08-Aug-10
Performance shares 31a(5)	02-Jul-11

(1)	He was appointed an executive director on 08 August 2006. The number of shares held at date of appointment have been brought in as one figure.
(2)	Retired as a director in June 2007.
(3)	Appointed in July 2007.
(4)	Performance shares are issued when all relevant conditions are met.
(5)	Retired as a director in March 2008.

14.2.2.	Changes in executive directors' share options, allocation shares and performance shares after year-end

In December 2007, subsequent to the year ended September 2007,  R Boëttger and M Thompson were offered and accepted 50,000 and 40,000 performance shares respectively, which expire in December 2011. There have been no changes other than R Boëttger and M Thompson in the direct and indirect beneficial interest of the directors’ (and their associates’) holdings in the share capital of Sappi Limited.

Dealings in Sappi Limited Share Incentive Trust and Performance Share Incentive Plan for the year ended September 2007
Director		Date paid for	Number of shares paid for	Allocation price (In ZAR)	Market value at date of payment (In ZAR)	Gains on shares paid for US$ (1)
Executive Directors
W Pfarl (2)	Option	15 November 2006	50,000	53.85	111.19	397,962
	Deferred Sale	15 November 2006	25,000	49.00	111.19	215,811
M R Thompson	Deferred Sale	14 December 2006	15,000	53.85	115.79	133,004
Total			90,000			746,777

(1)	Converted from South African Rand to US Dollars at the exchange rates on the date of sale.
(2)	Retired June 2007.

Dealings in Sappi Limited Share Incentive Trust and Performance Share Incentive Plan for the year ended September 2006
Director		Date paid for	Number of shares paid for	Allocation price (In ZAR)	Market value at date of payment (In ZAR)	Gains on shares paid for US$ (1)
Executive Directors
J L Job (2)	Deferred Sale	08 August 2006	44,000	39.00	89.33	324,995
	Deferred Sale	08 August 2006	30,000	53.85	89.33	156,208
	Deferred Sale	08 August 2006	25,000	49.00	89.33	147,967

D G Wilson (3)	Option	13 December 2005	8,000	21.30	74.01	66,670
	Deferred Sale	13 December 2005	8,000	21.30	74.01	66,670
	Option	24 August 2006	16,000	21.30	90.11	153,658
	Deferred Sale	24 August 2006	16,000	21.30	90.11	153,658
	Deferred Sale	01 September 2006	25,000	49.00	93.32	153,825
	Option	12 September 2006	25,000	53.85	94.00	136,286
	Deferred Sale	12 September 2006	25,000	53.85	94.00	136,286
	Option	14 September 2006	12,000	79.25	95.00	25,820
	Option	14 September 2006	4,772	78.00	95.00	11,083
	MIS Bonus (4)	14 September 2006	2,992	-	95.00	38,831
	Option	18 September 2006	2,728	78.00	94.50	6,094

Total			244,492			1,578,051

(1)	Converted from South African Rand to US Dollars at the exchange rates on the date of sale.
(2)	Retired as executive director in December 2005 and resigned as non-executive director in September 2006.
(3)	Resigned as executive director in July 2006.
(4)	Management Incentive Scheme (MIS).

14.3.	Details of directors’ service contracts

The executive directors have service contracts with notice periods of 2 years or less. These notice periods are in line with international norms for executive directors.

The only non-executive director who has a service contract with the company is Dr DC Cronjé, the Chairman of the Board of Directors. Subject to the provisions of Sappi’s Articles of Association and his re-election by rotation as a director, his appointment as Chairman is for an initial period of up to three years, expiring on 2 March 2011. None of the directors have provisions for pre-determined compensation on termination of their contracts exceeding two years’ gross remuneration and benefits in kind.

All directors service contracts are available for inspection at the registered office of Sappi Limited during normal office hours

14.4.	Service contracts

Sappisure Försäkrings AB, a fully owned subsidiary of the Sappi group is a captive insurance company situated in Sweden and is managed by AON Insurance Manager (AIM) in Stockholm, Sweden. The practice of captive insurance companies being managed by insurance companies is normal, as owners do not necessarily have the requisite insurance administration skills in-house. Other than Sappisure Försäkrings AB, neither Sappi Limited nor any of its subsidiaries or any part thereof is managed or is proposed to be managed by a third party under a contract or arrangement.

14.5.	Directors’ interests in Sappi

The following table sets out the directors’ interests in the shares in Sappi at the end of fiscal 2006 and fiscal 2007. For the purpose of this table, directors’ interests are those in shares owned either directly or indirectly as well as those shares in respect of which directors have vested obligations to purchase shares or repay loans in terms of The Sappi Limited Share Incentive Trust.

		2007			2006
	Direct Interests		Indirect	Direct Interests		Indirect
		Vested	Interests		Vested	Interests
		obligations			obligations
		to purchase			to purchase
		or repay			or repay
Director	Beneficial	loans	Beneficial	Beneficial	loans	Beneficial
Non-executive directors				Number of Sappi Shares
D C Brink	-	-	10,000	-	-	10,000
M Feldberg	-	-	-	-	-	-
J E Healey	-	-	-	-	-	-
K de Kluis(1)	-	-	-	4,000	-	-
D Konar	-	-	-	-	-	-
H C Mamsch	-	-	-	-	-	-
B Radebe	-	-	-	-	-	-
A N R Rudd	-	-	-	-	-	-
F A Sonn	-	-	-	-	-	-
E van As	-	-	-	-	-	-
K R Osar(2)	-	-	-	-	-	-
J D McKenzie(3)	-	-	-	-	-	-
Executive directors
M R Thompson(4)	-	36,300	-	-	40,200	-
RJ Boëttger(5)	-	-	-	-	-	-
J L Job(6)	-	-	-	-	-	-
J C A Leslie(7)	-	-	-	-	-	-
D G Wilson(8)	-	-	-	-	-	-
W Pfarl(9)	-	-	-	-	25,000	-
E van As(10)	248,000	200,000	316,959	245,000	200,000	377,636
Total	248,000	236,300	326,959	249,000	265,200	387,636

(1)	Retired in December 2006.
(2)	Appointed in May 2007.
(3)	Appointed in September 2007.
(4)	Appointed in August 2006.
(5)	Appointed in July 2007.
(6)	Resigned December 2005.
(7)	Resigned March 2006.
(8)	Resigned July 2006.
(9)	Retired June 2007.
(10)	Retired September 2007

Changes in directors’ beneficial interests in Sappi Shares after year-end
In November 2007, subsequent to the end of fiscal 2007, Mr E van As fulfilled his obligation in respect of 100,000 shares of the 200,000 vested obligations to purchase listed above. Mr Boëttger received 35,000 restricted shares which vested on 31 December 2007. There have been no changes other than Mr E van As  and Mr Boëttger, in the direct and indirect beneficial interest of the directors’ (and their associates) holdings in the share capital of Sappi Limited.

Directors’ interests in transactions
Prof. Meyer Feldberg, a non-executive director of Sappi has disclosed his role as senior advisor at an affiliated company of the Financial Advisor and Transaction Sponsor. Other than Prof. Meyer Feldberg’s interest, the directors have certified that they had no material interest in any transaction with either the Company or any of its Subsidiaries during the current or immediately preceding financial year, or an earlier financial year. Therefore there is no conflict of interest with regard to directors’ interests in contracts.

Details of the Company Secretary
Sappi Management Services (Pty) Ltd
Contact Person	D J O’Connor
Business Address	Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, 2001, South Africa
Qualification	BA LLB

15.	MATERIAL LOANS TO AND FROM THE SAPPI GROUP

The material loans to and from Sappi and its Subsidiaries, including material inter-company loans, before and after the Transaction, are set out in Annexure 5 to this Circular.

Outstanding Capital Loans
Refer to material loans of Sappi (Annexure 5)

16.	MATERIAL CONTRACTS ENTERED INTO BY SAPPI OTHER THAN CONTRACTS IN RELATION TO THIS TRANSACTION

On 27 June 2006 Sappi Manufacturing (Pty) Ltd ("Sappi Manufacturing") issued R 1 billion (USD146 million) Senior Unsecured Fixed Rate Notes (the “First Tranche") under its R 3 billion (USD437 million) Domestic Medium Term Note Program ("the Program") at a fixed interest rate of 9.34% payable semi-annually on 27 December , and 27 June , of each year, commencing on June 27, 2006. The securities issued under the first tranche mature on 27 June  2013. On 25 September 2007, Sappi Manufacturing issued a second tranche of R 1 billion (USD146 million) Senior Unsecured Fixed Rate Notes ("the Second Tranche") under the Program at a fixed interest rate of 10.64%. The interest on the securities issued under the second tranche is payable semi-annually on April 14 and 14 October of each year, commencing on 14 April 2008. The securities issued under the second tranche mature on 14 October 2011. Sappi Manufacturing has also agreed to observe certain undertakings with respect to the securities including limitations on encumbrances (other than permitted encumbrances) over its assets. With regard to the second tranche only, should a change of control event (more than 50% of the voting rights of Sappi Manufacturing be acquired by any party other than a subsidiary of Sappi) and a negative rating event (a downgrade of Sappi Manufacturing's national credit rating, currently at AA-, of below A-) occur, then the holders of the securities may, within 60 days after the public announcement of the change of control having occurred, require the redemption of the notes by way of an extraordinary resolution. The securities are listed on the Bond Exchange of South Africa. The material contracts entered into by Sappi Group are available for inspection at the Sappi Offices.

Other than described above, there are no other material contracts entered into at any time and containing an obligation or settlement that is material to the Sappi Group at the date of this Circular.

17.	MATERIAL CHANGES RELATING TO SAPPI

There have been no material changes in the financial position of the Sappi Group and its subsidiaries since the end of the last financial period, other than as set out in this Circular.

Over the last three years Sappi has restructured its operations and divested from operations where acceptable returns have not been achieved. In 2005 the Sappi Group closed the Muskegon Mill Paper Machine PM5 in the United States of America with an annual capacity of 105,000 tonnes of coated fine paper and mothballed Muskegon’s pulp mill. In 2006 the Nash Mill in the United Kingdom was closed. It had an annual capacity of 30,000 tonnes of graphic fine paper. In August 2008 Sappi announced that it is contemplating the cessation of production at its Blackburn Mill in the United Kingdom with an annual capacity of 120,000 tonnes of graphic paper and intends to cease production from the Maastricht Mill PM5 which produces 60,000 tonnes of speciality paper annually. On Monday 22 September 2008 agreement was reached between Blackburn Mill management, and Trade Union representatives regarding the future of the Blackburn Mill. Sappi and the Union agreed that, unless a buyer who has no interest in the graphic coated business can be found before the end of the consultation period which runs until November 12th, the Blackburn Mill will close and all employees will be made redundant, apart from any employees for whom suitable alternative employment can be found. Most employees will leave through redundancy on Wednesday 12 November 2008. The agreement specifies redundancy terms and includes provisions for outplacement and training support for all employees, to ensure that people have the best possible opportunity to secure new employment. The Blackburn mill management team has started to plan the run down of the Mill in an orderly way. Alongside this, Sappi Fine Paper Europe will inform customers about the agreement and the likely closure of Blackburn Mill as a production facility in order to find alternatives within Sappi to meet the needs of these customers as soon as possible.

18.	LITIGATION STATEMENT RELATING TO SAPPI

The Sappi Group is not a party to any legal or arbitration proceedings, including any proceedings that are pending or threatened and of which the Board are aware, that have had, in the 12 months preceding the Last Practicable Date, a material effect on the Sappi Group’s financial position.

19.	OPINIONS, RECOMMENDATIONS AND UNDERTAKINGS

The Board has considered the Transaction in light of the Sappi Group’s strategy of strengthening its competitive position and the rationale for the Transaction set out in Section 2 above. The Board is of the opinion that the Sappi Group will be able to successfully integrate the Acquired Business into Sappi Fine Paper Europe and thereby gain the economy of scale necessary to achieve the goal of producing returns in excess of the businesses’ cost of capital. It is expected that the benefits of the Transaction will result in increased revenues, cash flows and profitability for Sappi. The Board is therefore of the opinion that the Transaction is in the interests of Sappi and recommends that the Shareholders approve the Transaction. Accordingly, each member of the Board who is a Shareholder intends to vote in favour of the resolutions to be proposed at the General Meeting in respect of the Shares held directly or indirectly by such member, and recommends that all Shareholders do likewise.

20.	WORKING CAPITAL STATEMENT

The Board is of the opinion, after considering the effect of the Transaction, that:

•	the Sappi Group as enlarged will be able, in the ordinary course of business, to pay its debts for a period of twelve months after the date of issue of this Circular;

•	the assets of the Sappi Group as enlarged will be in excess of the liabilities of the Sappi Group for a period of 12 months after the date of issue of this Circular;

•	the share capital and reserves of the Sappi Group as enlarged will be adequate for ordinary business purposes for a period of 12 months after the date of issue of this Circular; and

•	the working capital of the Sappi Group as enlarged will be adequate for ordinary business.

21.	DIRECTORS’ RESPONSIBILITY STATEMENT

The Board, whose names are given on page 4 of this Circular, collectively and individually accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief, there are no other facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this Circular contains all information required by law and the JSE Listings Requirements.

22.	GENERAL MEETING

A General Meeting of Shareholders will be held at 15:00 on 3 November 2008 at the registered offices of Sappi (Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, 2001, South Africa) to consider and, if deemed fit, pass the proposed resolutions necessary to implement the Transaction and the financing thereof.

Details of the actions required to be taken by Shareholders are set out on page 9 of this Circular.

23.	CONSENTS

Each of Morgan Stanley & Co. Limited, Morgan Stanley South Africa (Pty.) Limited, Bowman Gilfillan Inc, Cravath, Swaine & Moore LLP, Deloitte South Africa, PricewaterhouseCoopers Inc, Linklaters LLP, UBS, Goldman Sachs International, Werksmans Inc., Slaughter and May and the Transfer Secretaries have consented in writing to act in the capacities stated and to their names appearing in this Circular and have not withdrawn their consent prior to the publication of this Circular.

24.	UNDERWRITERS’ WAIVER TO MAKE A MANDATORY OFFER

If any underwriter(s) appointed by Sappi to underwrite the Rights Offering (the “Underwriter(s)”) are called upon to take up Sappi Shares in terms of any underwriting agreement which is concluded by Sappi with such Underwriter(s), with the consequence that such Underwriter(s) acquire that number of Sappi Shares as will result in an “affected transaction” in terms of the Securities Regulation Panel Code on Takeovers and Mergers (the “SRP Code”), that might impose on such Underwriter(s) an obligation, in terms of Rule 8.1 of the SRP Code, to make an offer (“Mandatory Offer”) to acquire the Sappi Shares held by the other Shareholders.

The Securities Regulation Panel (the “SRP”) has advised that it is willing to consider an application to grant a dispensation (“Dispensation”) to Underwriter(s), in terms of the SRP Code, which would have the effect of releasing the Underwriter(s) from any obligation to make a Mandatory Offer. The Dispensation would be subject to Shareholders, who are independent from the Underwriter(s), passing a resolution in general meeting approving a waiver of the Shareholders’ right to require any Underwriter(s) to make a Mandatory Offer. A resolution approving of that waiver is being proposed to be passed by the Shareholders and is set out as Ordinary Resolution Number 3 in the Notice of General Meeting attached to this Circular. Prior to granting a Dispensation, the SRP will consider any objections or representations (if any) made by parties as contemplated below in this Section 24.

Any interested party who wishes to object to, or make representations in respect of, the Dispensation shall have ten calendar days from the date of the posting of this Circular to raise such an objection with, or make such a representation to, the SRP.  Objections or representations should be made in writing and addressed to “the Executive Director, Securities Regulation Panel” at any one of the following addresses:

Physical:
Ground Floor
2 Sherborne Road (off Jan Smuts Avenue)
Parktown
2193
South Africa

Postal:
P O Box 91833
Auckland Park
2006
South Africa

Fax:           +27 11 482 5635

and should reach the SRP by no later than the close of business on 20 October 2008 in order to be considered.

If any submissions are made to the SRP within the timeframe stipulated above, the SRP will consider the merits of those submissions and, if necessary, provide the objectors with an opportunity to make representations to the SRP.  Thereafter, the SRP will rule on the requirement for a Mandatory Offer.

25.	EXCHANGE CONTROL AUTHORITY

Subject to certain conditions, Sappi has obtained the approval from the Exchange Control Department of the South African Reserve Bank in order to implement the Transaction and the financing thereof.  The conditions are being addressed with the Exchange Control Department of the South African Reserve Bank.

26.	COSTS

It is estimated that Sappi’s preliminary and share issue expenses relating to the proposed Transactions amount to approximately US$ 53.5 million.  These expenses (excluding VAT) have been estimated at the Last Practicable Date as detailed below:

Nature of expense	Paid/Payable to	USD million
Legal and other advisory fees	Bowman Gilfillan	0.3
	Cravath, Swaine & Moore LLP	1.0
	Linklaters	3.0

Financial advisory fees	Morgan Stanley	7.0

Due diligence fees	Deloitte	2.4
	Various Legal Firms	0.8

Synergy consultants	AT Kearney	0.3

Underwriting fees	International banks expected to	27.1
	act as underwriters

Reporting accountants’ and auditors’ fees	PricewaterhouseCoopers	1.5
	Deloitte	0.7

Environmental consultant	Environ	0.1

Creation duty on new share capital	CIPRO	0.6

German and Finnish transfer duties	German and Finnish Revenue Authorities	7.5

Foreign securities exchange costs	Federal Trade Commission	0.3

Communications	Brunswick	0.8

JSE documentation inspection fees and
listing fees (R34,713)	JSE	-

Printing and distribution fees	INCE	0.1
		53.5

The above costs exclude any amount which might be payable should the completion date net working capital of the Acquired Business differ from the target net working capital. Based on the net working capital balances as at the end of 30 June 2008, this variation was EUR13 million (US$21 million).

27.	DOCUMENTS AVAILABLE FOR INSPECTION

The following documents, or copies thereof, will be available for inspection at the registered office of Sappi Limited during normal office hours from 08h00 to 16h30:

•	the memorandum and articles of association of Sappi;

•	the memorandum and articles of association of Sappi’s subsidiaries;

•	the trust deed for The Sappi Limited Share Incentive Trust;

•	the trust deed for The Sappi Limited Performance Share Incentive Trust;

•	the Master Agreement and other Transaction Agreements redacted as necessary to protect Sappi’s commercial interests;

•	the Transitional Agreements;

•	the Lock-Up Deed;

•	shareholder support documents regarding the Rights Offering;

•	the Exchange Control approval from the Reserve Bank, as referred to in Section 25 above;

•	the reports of the independent reporting accountants referred to in Section 5 above;

•	the consents of advisors;

•	the Vendor Loan Note;

•
copies of the directors’ Service Agreements and non-executive directors fees as approved at the March 2008 Annual General Meeting and the directors’ declarations in terms of Schedule 21 of the Listings Requirements;

•
the Acquired Business audited annual Financial Statements for the year ended 31 December 2007 and reviewed for the years ended 31 December 2005 and 2006, reviewed for the 6 months ended 30 June 2008 and the 3 months ended 31 December 2007; and

•	Audited Annual Financial Statements of Sappi for the years ended September 2005, 2006 and 2007 and reviewed 9 months to 30 June 2008.

ANNEXURE 1

INTRODUCTION TO THE HISTORIC FINANCIAL INFORMATION RELATING TO THE ACQUIRED BUSINESS

The report of historical financial information has been provided by M-real and is the responsibility of the M-real board of directors.

The financial information has been prepared in accordance to IFRS as issued by the IASB. Set out below is the report of historical financial information on the Acquired Business. The combined financial statements have been prepared on a “carve-out” basis from M-real’s consolidated financial statements using the historical results’ of operations, assets and liabilities attributable to the Acquired Business. The report of the independent reporting accountants on the historical financial information of the Acquired Business is presented in Annexure 2.

There have been no material changes relating to the nature of business and financial position of the Acquired Business. In addition, there have not been any material fact or circumstance, which have not been dealt with in the interim report of this financial information.

There have been no material changes in the Acquired Business between the financial year end and the date of the PricewaterhouseCoopers auditor’s report as contained in Annexure 2.

The financial year end of the Acquired Business has not changed at any time during the reporting period.

HISTORIC FINANCIAL INFORMATION RELATING TO THE ACQUIRED BUSINESS

1.  Combined Financial Statements for the years ended 31 December 2007, 2006 and 2005

COMBINED INCOME STATEMENTS
          FOR THE YEARS ENDED 31 DECEMBER 2007, 2006 AND 2005

(Amounts in thousands of Euros, unless otherwise stated)

	Note reference	2007	2006	2005

Sales
3rd parties	5	1,258,976	1,214,517	1,135,746
Related party	4,5	73,811	101,268	89,468
Total sales		1,332,787	1,315,785	1,225,214
Change in finished goods inventories and work in progress		(2,527)	(7,793)	2,672
Other operating income	4,6	15,452	17,112	18,768
Materials and services
Purchases	3	(919,488)	(859,607)	(775,788)
External services		(76,123)	(76,493)	(73,475)
Employee costs	7	(145,579)	(155,628)	(155,884)
Depreciation and amortisation	8	(95,662)	(59,021)	(77,617)
Impairment charges and reversal of impairment charges	8	151,000	(20,000)	(251,000)
Other operating expenses		(169,023)	(169,473)	(162,952)
Operating result		90,837	(15,118)	(250,062)

Net exchange (losses)gains	9	(4,110)	(3,314)	6,334
Other financial income	4,9	1,153	8,637	1,685
Other financial expenses	4,9	(8,687)	(13,479)	(12,356)
Financial items, total		(11,644)	(8,156)	(4,337)
Result before tax		79,193	(23,274)	(254,399)
Income taxes	10	(12,740)	3,069	27,789
Result for period		66,453	(20,205)	(226,610)
Result attributable to the equity holders of the parent		66,453	(20,205)	(226,610)

The accompanying notes are an integral part of the combined financial statements.

COMBINED BALANCE SHEETS
          AS OF 31 DECEMBER 2007, 2006 AND 2005

(Amounts in thousands of Euros, unless otherwise stated)

ASSETS
	Note reference	2007	2006	2005
Non-current assets
Goodwill and other intangible assets	11	2,257	5,433	7,323
Property, plant and equipment	12	670,492	565,750	587,489
Financial receivables	21	2,100	-	-
Other non-current assets	13	1,203	56	56
Total non-current assets		676,052	571,239	594,868

Current assets
Inventories	14	123,993	134,382	152,646
Accounts receivable and other receivables	15	247,660	236,974	227,850
Income tax receivables		124	241	851
Cash and cash equivalents	16, 21	28,284	51,769	40,655
Total current assets		400,061	423,366	422,002
TOTAL ASSETS		1,076,113	994,605	1,016,870

LIABILITIES AND INVESTED EQUITY

Invested equity		673,317	460,381	466,560

Non-current liabilities
Deferred tax liabilities	10	50,652	40,066	50,860
Post employment benefit obligations	17	42,864	42,863	44,807
Provisions	18	3,051	5,216	2,987
Borrowings	19, 20, 21, 24	100,740	254,827	265,940
Other non-current liabilities	22	16,109	14,140	12,445
Total non-current liabilities		213,416	357,112	377,039

Current liabilities
Borrowings	20, 21, 24	24,046	35,901	37,399
Accounts payable and other liabilities	23	165,213	141,151	135,859
Income tax liabilities		121	60	13
Total current liabilities		189,380	177,112	173,271
TOTAL LIABILITIES AND INVESTED EQUITY		1,076,113	994,605	1,016,870

The accompanying notes are an integral part of the combined financial statements.

COMBINED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED 31 DECEMBER 2007, 2006 AND 2005
(Amounts in thousands of Euros, unless otherwise stated)

	2007	2006	2005

Result for period	66,453	(20,205)	(226,610)
Adjustments to the results, total (a)	(36,786)	74,342	301,856
Interest received	1,143	1,666	1,569
Interest paid	(8,681)	(13,479)	(12,356)
Dividends received	10	6,970	61
Other financial items, net	(4,117)	(3,315)	6,389
Income taxes (paid) received	(154)	402	414
Corporate overhead costs funded by Parent	8,600	8,000	7,300
Income taxes funded by Parent	2,154	7,725	4,171
Other Parent funding items	-	-	(1,000)
Changes in working capital (b)	42,523	15,755	(20,269)
Net cash flow arising from operating activities	71,145	77,861	61,525
Capital expenditure	(45,228)	(53,742)	(38,765)
Proceeds from sale of property, plant and equipment	159	43	130
Increase in long-term receivables	(3,247)	-	-
Net cash flow used in investing activities	(48,316)	(53,699)	(38,635)
Financing with Parent, net (c)	(34,891)	-	(33,075)
Repayment of borrowings with 3rd parties	(11,224)	(12,611)	(13,844)
Net cash flow used in financing activities	(46,115)	(12,611)	(46,919)

Net change in cash and cash equivalents	(23,286)	11,551	(24,029)
Effect of exchange rate changes on cash	(199)	(437)	(58)
Increase in cash and cash equivalents	(23,485)	11,114	(24,087)
Cash at beginning of year	51,769	40,655	64,742
Cash at end of year	28,284	51,769	40,655
Notes to the combined statements of cash flow
(a) Adjustments to the results
Depreciation and amortisation	95,662	59,021	77,617
Impairment charges and reversal of impairment charges	(151,000)	20,000	251,000
Taxes	10,586	(10,794)	(31,960)
Finance costs, net	11,644	8,156	4,337
Provisions	(2,164)	285	1,631
Other adjustments	(1,514)	(2,326)	(769)

	(36,786)	74,342	301,856
(b) Changes in working capital
Inventories	10,389	18,264	(6,624)
Current receivables	5,376	(8,915)	(25,521)
Current non-interest bearing liabilities	26,758	6,406	11,876
	42,523	15,755	(20,269)
Non-cash transactions
(c) In 2007 the Parent converted EUR 166,819 of related party interest-bearing liabilities to invested equity (see note 21).

The accompanying notes are an integral part of the combined financial statements.

COMBINED STATEMENTS OF CHANGES IN INVESTED EQUITY
        FOR THE YEARS ENDED 31 DECEMBER 2007, 2006 AND 2005
(Amounts in thousands of Euros, unless otherwise stated)

Balance, 1 January, 2005	709,566
Translation differences	(701)
Result for the period	(226,610)
Related party transactions
Gains on derecognition of Parent company defined benefit plan obligation	(1,000)
Corporate overhead costs funded by Parent	7,300
Income taxes funded by Parent	4,171
Other financing with Parent, net	(26,166)
Related party transactions, total	(15,695)

Balance, 31 December 2005	466,560

Balance, 1 January, 2006	466,560
Translation differences	(2,729)
Result for the period	(20,205)
Related party transactions
Corporate overhead costs funded by Parent	8,000
Income taxes funded by Parent	7,725
Other financing with Parent, net	1,030
Related party transactions, total	16,755

Balance, 31 December 2006	460,381

Balance, 1 January, 2007	460,381
Translation differences	(1,556)
Result for the period	66,453
Related party transactions
Equity contribution by Parent	181,819
Corporate overhead costs funded by Parent	8,600
Income taxes funded by Parent	2,154
Other financing with Parent, net	(44,534)
Related party transactions, total	148,039

Balance, 31 December 2007	673,317

The accompanying notes are an integral part of the combined financial statements.

NOTES TO THE COMBINED FINANCIAL STATEMENTS
(Monetary amounts in thousands of Euros, unless otherwise stated)

Note 1— Background and basis of presentation

Background
M-real Oyj and its subsidiaries (“M-real Group” or “M-real” or the “Parent”) are one of Europe’s leading producers of paperboard and paper. M-real Group offers premium solutions of consumer packaging, communications and advertising and has 17 production units in 6 European countries. M-real is present in over 70 countries thanks to its global sales network. M-real Oyj HQ is located in Espoo, Finland.

On 29 September 2008, M-real entered into a Master Business and Share Sale and Purchase Agreement (“SPA”) with Sappi Limited, a South African company, regarding the sale of share holdings in four legal entities and two paper mills of M-real’s Graphic Papers Business (the “Transaction”).  The entities subject to the sale, all of which are 100% owned by M-real, are comprised of two separate paper mills in Finland (Kangas and Kirkniemi), Stockstadt GmbH (“Stockstadt”) and its wholly owned subsidiary Chemische Werke Zell-Wildshausen GmbH (“CWZ”), CN-Papiervertrieb GmbH (“CN”) in Germany and M-real Biberist AG (“Biberist”) in Switzerland. Collectively these entities are referred to as the “Carve-out Graphic Papers Business” or the “Company.” M-real has prepared the combined financials statements of the Company in connection with the SPA.

The Company produces and provides coated fine and magazine paper and uncoated fine paper to publishing, advertising and communication end-users.  Customers include printers, publishers, advertising agencies and corporations served both directly and through merchant partners. The manufacturing operations of the Company are located in Lohja and Jyväskylä, Finland, Stockstadt, Germany, and Biberist, Switzerland.

Basis of presentation
The combined financial statements have been prepared on a “carve-out” basis from M-real’s consolidated financial statements using the historical results of operations, assets and liabilities attributable to the Company and include allocations of expenses and assets from M-real. These financial statements have been authorised for issue by the management team on 26 August 2008.

The combined financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the Company operated as an independent company during the periods presented. In addition to favourable industry and market conditions including raw material costs and paper prices, the Company’s future profitability and cash flows depend on its ability to receive financing.  Historically, financing has been made available to the Company by its Parent.

These combined financial statements include the assets, liabilities, sales, expenses and cash flows of the entities subject to the Transaction.  Certain entities of M-real’s Graphic Papers Business have been excluded from these combined financial statements because they are not subject to the Transaction and there are no significant inter-business relationships, interdependencies or common facilities with the entities that are subject to the Transaction.

These combined financial statements include allocations for some assets, various expenses, including, among other things, corporate overheads and administration and a gain on de-recognition of defined benefit obligations in fiscal year 2005 in Finland. These allocations are discussed in Notes 4 and 17, for corporate overhead and administration expenses and pension and postretirement expenses, respectively. Additionally, these combined financial statements include the effects of allocating goodwill recognised by the Parent relating to the acquisition of Stockstadt. Company management considers that such allocations have been made on a reasonable basis, but are not necessarily indicative of the costs that would have been incurred if the Company were a stand-alone entity.

M-real uses a centralised approach via a cash pooling arrangement to manage cash and to finance its operations.  Each of the Company’s entities historically maintained a separate balance sheet which included financing positions with M-real Group.  Interest earned on deposits through the cash pooling arrangement and payable on related party interest bearing borrowings was historically settled through the cash pool arrangement.  Invested equity of the Company represents M-real’s residual claim on  the Company entities and includes allocations from M-real, settlement of intercompany transactions with M-real, and the Company’s cumulative operating results, including other income items recognised directly in equity.

These combined financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board (IASB).  The combined financial statements are presented in thousands of Euros (EUR), unless otherwise stated.  The combined financial statements have been prepared on a historical cost basis, except for certain other financial assets and liabilities, which are measured at fair value.

Note 2—Significant accounting policies

The financial statements have been prepared in accordance to IFRS. A summary of the significant accounting policies used in the preparation of the accompanying combined financial statements is presented below.

Principles of combination
The combined financial statements include the accounts of the Company’s managed operations that are wholly owned by M-real and have been combined as if together for all periods presented.  Intercompany balances and transactions with combined entities have been eliminated.  Intercompany balances and transactions with M-real and its other subsidiaries have been recorded as related party transactions and are further discussed in the related parties and other notes contained in these financial statements.

Critical accounting estimates and assumptions
The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Estimated impairment and goodwill and fixed assets, including certain subsequent reversals
The Company annually tests whether goodwill has suffered any impairment in accordance with its accounting policy and on an interim basis if potential impairment indicators have occurred.  The recoverable amount of its cash-generating unit has been determined based on value-in-use calculations.  These calculations require the use of estimates.

(b)	Estimated corporate overhead allocations
As disclosed in Note 1, management has estimated the allocation of various corporate overhead expenses and goodwill that have historically been paid and maintained by M-real. These allocations require the use of estimates and management judgment.

Foreign currency
The combined financial statements are presented in Euros, which is the Company’s functional and presentation currency. The currency translation of financial statements of the combined operations outside the Euro zone prepared in a foreign currency into the presentation currency is as follows: assets and liabilities are translated at the closing rate, and income and expenses are translated to Euros, as the reporting currency, using average rates. Exchange differences are recognised directly in equity. If foreign operations are sold, recorded differences from currency translation are reversed and recognised in income. When making the transition to IFRS, translation differences that arose prior to 1 January 2004 were recorded in invested equity and will not be subsequently recasted into the income statement. Biberist in Switzerland is the Company’s only business that has a functional currency other than the euro.

The translation of foreign currency transactions into the functional currency (functional currency concept) of an entity is as follows: The functional currency of each entity in the Company is the currency of the primary economic environment in which the entity operates. Transactions that are conducted in currencies other than the functional currency are recorded using the current exchange rate on the date of the transaction. Foreign currency denominated monetary items (e.g., cash and cash equivalents, receivables and payables) are translated at the respective closing rates. Exchange differences from the translation of monetary items are recognised in the combined income statement. Non-monetary items denominated in foreign currencies are carried at historical cost translated at the date of transaction.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

Financial assets
All financial assets have been classified as loans and receivables. Categorisation depends on the purpose for which the assets were acquired and is made at the time they were originally recorded. Financial asset purchases and sales are recorded at the settlement date. Loans and receivables comprise external and related party receivables, including accounts receivable. Loans and other receivables are carried at amortised cost using the effective interest method.

Accounts receivable
Accounts receivable are measured at the expected net realizable value, which is the original invoicing value less estimated impairment provisions on the receivables.  An impairment test is carried out for all receivables at bankruptcy or overdue over 180 days, when there is a justifiable reason to assume that the Company will not receive payment from the invoiced amount according to the original terms.

Cash and cash equivalents comprise cash in hand, deposits held at call with banks and other short-term highly liquid investments. Metsä Finance operates cash pooling arrangement whereby each of the  Company entities participate. Cash generated and used in operations of the respective entities is regularly funded by the arrangement. Interest receivable on deposits by the Company entities is settled through the cash pooling arrangement as is interest payable on related party interest bearing liabilities.  Since these funds are readily convertible to cash and are used to finance working capital of the business, management have presented such amounts due from the cash pooling arrangement as cash and cash equivalents in the combined financial statements. Cash and cash equivalents includes items with original maturities of three months or less.

Financial liabilities
Financial liabilities are initially recognised at fair value. Transaction costs are included in the original carrying amount of all financial liabilities. Subsequently, all financial liabilities are measured at amortised cost using the effective interest method.

Inventories
Inventories are measured at the lower of cost and net realizable value. The cost of finished and semi-finished products comprises raw materials, direct labour expenses, other direct expenses as well as an appropriate share of fixed and variable production overheads. The normal capacity of the production facilities is used as the divisor in allocating overheads to the different production units.

The value of inventories is determined using the FIFO (first-in, first-out) method or the weighted average cost method depending on the type of inventory. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.  Provisions are established for slow moving and obsolete inventories.

Property, plant and equipment
Items of property, plant and equipment are measured at original cost.  Property, plant and equipment is presented in the balance sheet at cost less accumulated depreciation and impairment losses. For investments in property, plant and equipment requiring a long construction time, the interest cost incurred during construction is capitalised in the combined balance sheet as part of the asset for the time that is necessary for bringing the asset to working condition for its intended use.

Items of property, plant and equipment are depreciated on a straight-line basis over the following expected useful lives:

Category	Depreciation period

Buildings	20 to 40 years
Property, plant and equipment	5 to 20 years
Other property, plant and equipment	5 to 20 years

Other property, plant and equipment consist of bridges, dams, asphalt work and similar items.

Land is not depreciated. If the significant parts of an item of property, plant and equipment have useful lives of differing length, each part is depreciated separately.

The estimated useful lives and residual values are reassessed at each reporting date and adjusted if necessary. Expenditures arising from large-sized modernisation and improvement projects are capitalised in the balance sheet if it is probable that the economic benefit resulting from the projects will exceed the estimated revenue originally obtainable from the asset item that is to be modernised. Other expenditure related to repairs and maintenance is expensed in the period in which it is incurred.

Gains and losses on disposal or retirement of tangible fixed assets are determined by comparing the proceeds received with the carrying amounts and are included in the combined income statements.

Leases
Leases on assets for which the Company assumes substantially all the risks and rewards incident to ownership of the asset are classified as finance lease agreements. A finance lease agreement is recognised in the balance sheet at an amount equal at the inception of the lease to the fair value of the leased property or, if lower, at the present value of the minimum lease payments. The corresponding lease payment liability is recorded in interest-bearing liabilities under other non-current liabilities. An asset obtained on a finance lease is depreciated over the useful life of the asset or, if shorter, the lease term. Lease payments are split between financial expenses and a reduction in the lease liabilities.

Lease agreements in which the risks and rewards incident to ownership remain with the lessor are treated as other lease agreements (operating leases). Lease payments under an operating lease are recognised as an expense in the income statement on a straight-line basis over the lease term.

Goodwill
Goodwill represents the excess of the acquisition costs over the fair value of the net assets acquired, at the date of acquisition. Under the exemption provided by IFRS 1 First-time Adoption of International Financial Reporting Standards, M-real elected not to apply IFRS 3 Business Combinations retrospectively to business combinations made prior to 1 January 2004, the date M-real transitioned to IFRS.  Accordingly, goodwill resulting from business combinations prior to M-real’s transition to IFRS has been measured in accordance with Generally Accepted Accounting Standards in Finland (“Finnish GAAP”) and has not been adjusted retroactively.

Goodwill that arose prior to 1 January 2004, has been recognised as an intangible asset and amortised in line with Finnish GAAP over 20 years until 31 December 2003.  Effective with the transition to IFRS, goodwill is considered to have an indefinite useful life and is not subject to amortisation.  Goodwill is carried at cost less impairment losses and is tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Any impairment loss is recorded as an expense in the income statement in the reporting period during which the impairment has been determined. For impairment testing, goodwill is tested at the Company level as management determined that the Company represents the lowest level cash generating unit where assets generate cash inflows that are largely independent of the cash inflows from other assets or group of assets. An impairment loss is recognised when the recoverable amount of the cash-generating unit is less than the carrying amount of that unit. The recoverable amount of a cash-generating unit is determined by the higher of the following values:  Fair value less costs to sell or value in use. An impairment loss is allocated first to any goodwill of the cash generating unit and then to the other assets of the unit on a pro-rata basis based on the carrying amount of each asset in the unit. An impairment loss recognised on goodwill may not be reversed in subsequent periods.

M-real’s other historical acquisitions of Company entities, also accounted for under Finnish GAAP preceding the transition to IFRS, did not result in the recognition of goodwill.

Other intangible assets
The cost of patents, licenses and trademarks having a finite useful life is capitalised in the combined balance sheet under intangible assets and amortised on a straight-line basis over their useful lives in 5-10 years.

Emission rights
Allowances received by the governments free of charge have initially been recognised as intangible assets and the corresponding government grant as advance payment in liabilities based on fair value at the date of initial recognition. Allowances are measured at its cost or at their fair value if less. Allowances are not amortised. The emissions produced are recognised as cost and as liability together with the corresponding government grant as income both based on the value at the date of initial recognition.  So rights consumed that are within the original range have no positive or negative effect on profit for the period. The costs of purchasing additional rights to cover excess emissions or the sale of unused rights have no effect on the financial result.

Impairment of long-lived non-financial assets
Assets that are subject to depreciation and amortisation (tangible fixed assets and intangible assets with definite useful lives) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset’s fair value less costs to sell or its value in use. Value in use is calculated based on estimated future cash flows expected to result from the use of the asset  For the purposes of assessing impairment, assets are grouped at the lowest levels of cash generating units for which there are separately identifiable cash flows which was determined to be at the level of the Company. For assets other than goodwill, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had originally been recognised.  A previously recognised impairment loss may only be reversed if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised.

Provisions
A provision is recognised in the combined balance sheet when the Company has a legal or constructive obligation as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If some or all of the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recorded in the combined balance sheet as a separate asset, but only if it is virtually certain that reimbursement will be received.

Restructuring
A restructuring provision is recorded for the financial period when the Company has incurred a legal or constructive obligation to make a payment. Termination payments are recorded when a detailed plan has been made of the restructuring and the main points of the plan have been communicated to the employees who are affected by the arrangement.

Environmental obligations
Costs arising from environmental remediation which do not increase present or future revenue are recorded as annual expenses. Environmental liabilities are recorded in accordance with present environmental protection laws and regulations when it is probable that there is an obligation and its amount can be estimated reasonably.

Government grants
Government grants received for the purpose of purchasing property, plant and equipment and similar are entered as deferred income in the combined balance sheet liabilities and recognised in other operating income during the actual useful life of the asset straight-line basis. Other grants are recorded as other operating income in the combined income statement for the financial periods during which they are matched with the corresponding expenses.

Borrowing costs
Borrowing costs are generally recognised as an expense in the period in which they are incurred. When an item of property, plant and equipment is involved in a major and long-term investment project, the borrowing costs directly due to the acquisition and construction of the asset are included in the asset’s cost. Transaction expenses directly due to obtaining loans are deducted from the original cost of said loan and periodised as interest expense using the effective interest rate method.

Income taxes
During the periods presented, the Company did not file separate tax returns for the Finnish mills (Kangas and Kirkniemi) and Stockstadt and CWZ as these entities were included in the tax grouping of other M-real entities within the respective entities tax jurisdictions. Biberist and CN have historically not been part of any M-real tax grouping and have filed separate, respective local jurisdictional tax returns on an annual basis. The income tax provision included in these combined financial statements was calculated using a method consistent with a separate return basis, as if each of the Company’s companies were a separate taxpayer in the jurisdiction of primary operation.  Tax expense in the income statement is comprised of the current tax and deferred taxes. Any current taxes are deemed settled through invested equity. Income taxes are recorded on an accrual basis for the taxable income of the Company applying the tax rate in force in each country at that time.

Deferred taxes and tax assets are calculated on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The largest temporary differences arise from the impairment on long lived assets and depreciation on property plant and equipment. Temporary differences arise also from unused tax losses. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit nor loss.

Deferred taxes have been calculated by applying the tax rates in force by the balance sheet date at that time and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered and settled. Tax assets are recognised to the extent that it is probable that future taxable profit will be available against which a deductible temporary difference can be utilised.

Revenue recognition
Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the group’s activities. Revenue is shown net of value-added tax, returns, rebates and discounts and other adjusting items.

The group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the group’s activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

Delivery and handling costs
Costs arising from the delivery and handling of goods are recorded in operating expenses in the combined income statement.

Research and development
Research and development expenditure is recognised as an expense at the time it is incurred. Development expenditure is capitalised if it meets the criteria for capitalisation. To date, the Company has not capitalised research and development expenditure.

Pension plans and post-retirement plans
The Company provides in Switzerland and Germany post retirement plans that comply with each country’s local regulations and practices. The Company also has defined-benefit pension plans which define pension security benefits, unemployment compensation and any post-employment benefits. Defined benefit plans in Switzerland are fully funded by the Company and employee contributions to pension insurance companies or a pension foundation on the basis of actuarial pension liability calculations. Defined benefit plans at Stockstadt and CZW in Germany are unfunded. Under defined-benefit plans, the Company is generally responsible for ensuring that the former and present employees belonging to the plan receive the benefits defined in the plan’s statutes.

In defined-benefit plans, the pension liability is stated as the present value of future pension contributions at the combined balance sheet date less the fair value of plan assets at the combined balance sheet date and adjusted for actuarial gains and losses as well as for past service costs. The pension liability is calculated using projected unit credit method by independent actuaries.  Pension liabilities are recorded as post employment benefit obligations in the combined balance sheets.

Pension expenditure is recorded in the combined income statement as an expense, periodising it over employee’s period of service.  Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions in excess of the greater of 10% of the value of plan assets or 10% of the defined benefit obligation are charged or credited to the combined income statement over the employees’ expected average remaining working lives.

The Company also provides for post retirement plans at CN, Stockstadt and at the Finnish Mills (Kangas and Kirkniemi) that are defined-contribution plans. For defined-contribution pension plans, pension contributions are paid to insurance companies based on the work performed during the employee’s period of service, after which the Company no longer has other pension obligations. The Company’s payments into defined-contribution plans are recorded as an expense in the period during which the obligation was incurred. At the Finnish Mills (Kangas and Kirkniemi) employees participate in the statutory Finnish employee pension scheme (TEL) according to which benefits are linked directly to the employee earnings. The plan is operated by M-real and historical costs related to the Finnish Mills have been invoiced based on actual headcount.   Prior to 1 January 2006, the disability component of this TEL plan, which is arranged with insurance companies, was accounted for as a defined benefit plan.  As a result of the change in Finnish law, the disability pensions arranged with insurance companies has changed from defined benefit to a defined contribution plan.  As a result, M-real derecognised the related benefit obligation as of 31 December 2005 and recognised a gain upon derecognition.  Management has allocated a portion of this gain in the amount of EUR 1,000 to the Company, based on actual headcount at the Finnish Mills.

Related party financing and hedging arrangements
M-real’s partially owned internal specialised finance company or bank, Metsä Group Financial Services Oy (“Metsä Finance”), has historically been responsible for managing the Company’s financial position according to the strategy and financial policy of M-real.  Metsä Finance’s influence has included the daily management of cash pooling arrangements, related party contractual financing arrangements and financial and commodity risk hedging.   Note 4, “Related Parties” contains details regarding transactions with the Parent and other related parties to the Company.

Based on long-term capital assessments, Metsä Finance has entered into related party interest bearing loan agreements with certain of the Company entities.  These agreements have contractual maturity dates and interest rates.  Interest on these loans is regularly settled through the cash pooling arrangement.  The Company presents loans from the Parent as borrowings in the combined balance sheets.  Interest expense on these loans is presented as other financial expense in the combined income statements.

In the regular course of business, the Company is exposed to certain financial risks which are hedged by either the local business or by Metsä Finance on positions held by the Company.  These risks are typically commodity (energy) prices, foreign currency exposure and translation risk of net investments in foreign entities.  The Company has elected not to allocate hedging positions of the Company specific risk, held by Metsä Finance, to the combined financial statements.

Standards, amendments and interpretations effective in 2007

IFRS 7, ‘Financial instruments: Disclosures’, and the complementary amendment to IAS 1, ‘Presentation of financial statements – Capital disclosures’.  The standard requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The standard introduces new disclosures relating to financial instruments, but has no impact on classification or valuation of the derivatives. The IAS 1 amended Capital disclosures are not relevant to the Company’s combined financial statements as they are prepared on a “carve-out” basis and normal ways of capital management do not apply to Company’s invested equity.

Standards, amendments and interpretations effective in 2007 but considered not relevant to the Company’s operations

IFRIC 8, ‘Scope of IFRS 2’, requires consideration of transactions involving the issuance of equity instruments, where the identifiable consideration received is less than the fair value of the equity instruments issued in order to establish whether or not they fall within the scope of IFRS 2. This interpretation does not have any impact on the Company’s combined financial statements.

IFRIC 9, “Reassessment of Embedded Derivatives”, concludes that an entity should not reassess the conclusion as to whether an embedded derivative needs to be separated from the hybrid contract after it is initially recognised. This interpretation does not have any impact on the Company’s combined financial statements.

IFRIC 10, ‘Interim financial reporting and impairment’, prohibits the impairment losses recognised in an interim period on goodwill and investments in equity instruments and in financial assets carried at cost to be reversed at a subsequent balance sheet date. This interpretation does not have any impact on the Company’s combined financial statements.

IFRIC 7, ‘Applying the restatement approach under IAS 29, Financial reporting in hyperinflationary economies’.

Application of new and amended IFRS standards and IFRIC interpretations

The IASB has published the following standards and interpretations whose application will be mandatory in 2008 or later. The Company has not early adopted these standards, but will adopt them in later periods:
Changes in – ‘IAS 27 – Consolidated Separate Financial Statements‘,‘IAS 39 – Financial Instruments: Recognition and Measurement‘.

The following changes are not relevant to the Company’s operations:
‘IFRS 1– First-time Adoption of International Financial Reporting Standards‘, ‘IFRS 2–Share-based Payment‘ and ‘IFRS –3 Business Combination‘.

The following new standards and interpretations effective in 2008 are not relevant to the Company’s operations:

IFRIC 11, ‘IFRS 2 – Group and treasury share transactions’, provides guidance on whether share-based transactions involving treasury shares or involving group entities should be accounted for as equity settled or cash-settled share-based payment transactions in the stand-alone accounts of the  company’s combined financial statements.

IFRIC 12, ‘Service Concession Arrangements’, applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services.

IFRIC 14, ‘IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction’,  is applied to post-employment defined benefit plans and other long-term defined benefit plans under IAS 19, if the plan includes minimum funding requirements. The interpretation also clarifies the criteria for recognition of an asset on future refunds or reductions in future contributions.

Standards published by IASB that will be effective in 2009 or later:

IAS 1 (Revised) ‘Presentation of Financial Statements’, is aimed at improving users’ ability to analyse and compare the information given in financial statements by separating changes in equity of an entity arising from transactions with owners from other changes in equity. The standard will have effect on presentation but not on accounting policy.

Amendment to IAS 23, ‘Borrowing Costs’,  requires an entity to capitalise borrowing costs directly attributable to the acquisition, construction or production of qualifying asset as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. The amendment does not change the accounting policy applied by the Company and therefore, does not have any impact on the Company’s combined financial statements.

Amendments to IAS 32 Financial Instruments: Presentation and IAS 1 Presentation of Financial Statements – Financial Instruments Puttable at Fair Value and Obligations Arising on Liquidation. The management is currently assessing the impact of the amendment on the financial statements.

Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate. The management is currently assessing the impact of the amendment on the financial statements.

Amendment to IAS 39 Financial instruments: Recognition and measurement – Eligible Hedged Items. The amendment does not have an effect on the Company’s accounts, as the hedging activities and hedge accounting are centralised to the M-real Group’s internal bank.

IFRS 8, ‘Operating Segments’, replaces IAS 14. The new standard requires a ‘management approach’, under which segment information is presented on the same basis as that used for internal reporting purposes. The Company  is not a public company and is electing not to present segment disclosures in its combined financial statements.

IFRS 3 (Revised) – Business Combinations and IAS 27 (Revised)  – Consolidated and Separate Financial Statements. The management is currently assessing the impact of the amendment on the financial statements.

IFRIC 13, ‘Customer Loyalty Programmes’. IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive, the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is not relevant to the Company’s operations because none of the Company’s entities operate any loyalty programmes.

IFRIC 15, Agreements for the Construction of Real Estate. The interpretation does not have an effect on the Company’s accounts, because it is not relevant to the Company’s operations.

IFRIC 16, Hedges of a Net Investment in a Foreign Operation. The interpretation does not have an effect on the Company’s accounts, as the hedging activities and hedge accounting are centralised to the M-real Group’s internal bank.

Note 3—Management of financial risks

Metsä Group Financial Services Oy (“Metsä Finance”) is specialised in finance and functions as the M-real Group’s internal bank. M-real’s holding in Metsä Finance is 51 per cent and Metsäliitto Cooperative’s holding is 49 per cent. Financial operations have been centralised to Metsä Finance, which is responsible for managing the Group companies’ financial positions according to the strategy and financial policy, providing necessary financial services within the Metsäliitto Group and acting as an advisor in financial matters.

The Company’s financial risks associated with business operations are managed as a part of M-real Group in accordance with the financial policy endorsed by the M-real’s Board of Directors and the senior management of the Company. The policy defines focal instructions on the management of foreign currency, interest rate, liquidity and counterparty risks, and for the use of derivative financial instruments. Correspondingly, commodity risks are managed according to the M-real’s commodity risk policy. The purpose is to protect the M-real Group against major financial and commodity risks, to balance the cash flow and to allow the business units time to adjust their operations to changing conditions.

The Company’s accounts receivables carry a counterparty risk that the Company may incur losses should the counterparty be unable to meet its commitments. Credit risk attached to accounts receivables is managed on the basis of the credit risk management policies approved by operative management at the parent company M-real group level. The Company’s accounts receivable performance is followed monthly as part of M-real Group by M-real’s Corporate Risk Management Team and Corporate Credit Committee. Credit quality of customers is assessed at regular intervals based on the customers’ financial statements, payment behaviour, credit agencies and credit ratings agencies. Individual credit limits are reviewed at least annually. From time to time, as deemed necessary by management, Letters of Credits, bank and parent company guarantees and Credit insurance are used to mitigate credit risk. The Company’s credit limits as part of M-real Group are approved according to credit risk management policy with approval limits of varying values across the Group. The M-real Group Corporate Credit Committee reviews sets all major credit limits which are not supported by credit insurance and/ or other security.

The Company as a part of M-real Group adopted a process whereby regular impairment tests for customer accounts receivable are carried out, with material credit loss impairment booked when a customer enters legal bankruptcy, or becomes past due for more than 6 months (180 days) without a valid payment plan or other valid reasons. The portion of overdue client receivables of all sales receivables is at the time of financial statements 10.0% (EUR 19,426), of which 0.3% (EUR 648) is overdue between 90 - 180 days and 0.4% (EUR 808) over 180 days. All the accounts receivables due later than 180 days have been impaired.

Liquidity risk is defined as the risk that funds and available funding become insufficient to meet business needs, or that extra costs are incurred in arranging the necessary financing. The Company’s financing is centralised so that the Parent is responsible for all the external borrowing and investing. Maturity analysis of M-real’s financial liabilities is presented in note 20.

The Company’s (as part of M-real Group) foreign currency exposure consists of the risks associated with foreign currency flows, translation risk of net investments in foreign entities and economic currency exposure. Most of the Company’s costs are incurred in the Euro zone, but a significant amount of the sales are denominated in other currencies.  Sales revenue may therefore vary because of changes in exchange rates, while production costs remain unchanged. Product prices are also often quoted in currencies other than in the functional currency. In the foreign currency transaction exposure, which consists of foreign currency denominated sales revenue and costs, are included foreign currency denominated sales receivables, accounts payable, received orders and a certain part of the forecast net currency cash flow. The currency split of net accounts receivables and payables was as follows: 51 % in Euro, 23 % in GBP , 21% in USD and 5% in other currencies.

The translation risk of a net investment in a foreign entity is generated from the consolidation of the equity of companies outside the euro area into Euros in the consolidated financial statements. The only carve-out graphic papers business outside the Euro zone is M-real Biberist in Switzerland, on which the Company has recognised foreign currency translation losses directly in invested equity of EUR 1,556, EUR 2,729 and EUR 701 during the years ended 31 December 2007, 2006 and 2005, respectively.

Foreign currency and interest rate risks of the carve-out Graphic Papers Business are managed as part of the M-real Group. For the purposes of these combined financial statements, the total of interest-bearing liabilities comprise direct debt and allocated amounts from the Group portfolio. Hedges have not been allocated to the combined entity. Accordingly, the sensitivity analysis presented below may not be representative of the carve-out Graphic Papers Business proportionate share of the Group level risks as it has been prepared on a separate basis from the M-real Group’s combined balance sheet.

Foreign currency risk:

As the sensitivity analysis does not take into account the M-real Group’s hedging activities, it only reflects the effects on net of accounts receivables and payables in each material currency, which M-real is exposed to. The following table presents the effect in profit or loss for the period had the foreign exchange rates been 10 % higher/lower as of 31 December:

2007
Currency	Exposure	+ 10%	- 10%
USD	17,054	(1,895)	+ 1,550
GBP	18,419	(2,047)	+ 1,674

2006
Currency	Exposure	+ 10%	- 10%
USD	17,845	(1,983)	+ 1,622
GBP	19,103	(2,123)	+ 1,737

2005
Currency	Exposure	+ 10%	- 10%
USD	19,294	(2,144)	+ 1,754
GBP	20,071	(2,230)	+ 1,825

Interest rate risk:

As the sensitivity analysis does not take into account the M-real Group’s hedging activities, it only reflects the effects on the variable interest rate liabilities from related parties. At 31 December 2007, if interest rates at that date had been 10 basis points lower (higher) with all other variables held constant, post-tax result of the carve-out Graphic Papers Business for the year 2007 would have been EUR 356,000 (2006: EUR 238,000) higher (lower), arising mainly as a result of lower (higher) interest expense on variable interest rate borrowings. Cash pooling balances have been excluded as their balances constantly change in between positive and negative.

Fair value disclosures
The carrying value of receivables, prepaid expenses, and current liabilities approximates fair value because of the short maturity of these instruments.  Non-current assets and liabilities are valued pursuant to their applicable guidance as disclosed elsewhere throughout these combined financial statements.

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The fair value of financial instruments that are not traded in an active market is determined by using different valuation techniques. The group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Valuation techniques, such as estimated discounted cash flows, are used to determine fair values for the financial instruments.

Fair values are presented in note 21 – Financial receivables and borrowing.

Note 4—Related parties

These combined financial statements include transactions with M-real, its subsidiaries and M-real’s parent company Metsäliitto Cooperative and its other subsidiaries that are considered to be related parties in respect to the Carve-out Graphic Papers Business.  The Company enters into a significant number of transactions with related parties for the purchases of inventory, sale of goods, as well as corporate services. Product and services transfers between the Company and related parties have been made at arms length prices.

Further described in Note 2, Metsä Finance operates a cash pooling arrangement whereby each of the Company’s businesses participate.  As of 31 December 2007, 2006 and 2005 the Company included EUR 24,538, EUR 46,725 and EUR 36,650, respectively, of amounts due from the cash pooling arrangement as cash and cash equivalents.  Interest income on these balances is presented as other financial income in the combined income statements.  For the periods ended  31 December 2007, 2006 and 2005 the Company included EUR 972, EUR 1,574 and EUR 1,386, respectively, as interest income on cash pooling balances held by Metsä Finance in other financial income.

Sales to related parties amounted to EUR 73,811, EUR 101,268 and EUR 89,468 for the years ended 31 December 2007, 2006 and 2005, respectively and are reported as sales to related parties in the combined income statements. Sales to related parties accounted for approximately 5.5%, 7.7% and 7.3% of combined total net sales of the Company for the years ended 31 December 2007, 2006 and 2005, respectively. The majority of such sales to related parties were made at market prices during all periods presented.  Purchases of goods from related parties amounted to EUR 462,568, EUR 421,475 and EUR 338,573 for the years ended 31 December 2007, 2006 and 2005, respectively, which are reported as part of purchases during the financial period in the combined income statements.

At 31 December 2007, 2006 and 2005, the Company recognised receivables from related parties totaling EUR 33,267, EUR 40,706 and EUR 60,163, respectively, and payables and other non-interest bearing liabilities to related parties totaling EUR 21,693, EUR 17,220 and EUR 20,571, respectively.  All related party accounts receivable and accounts payable are regularly settled and thus presented as components of accounts receivable and accounts payable, respectively, on the face of the combined balance sheets.

Other operating expenses include allocated corporate costs of approximately EUR 8,600, EUR 8,000 and EUR 7,300 for the years ended 31 December 2007, 2006 and 2005, respectively. These costs are primarily related to corporate level administrative services (executive personnel costs, human resources, legal services, IT services, insurance and other administrative services), and are generally allocated based on the ratio of the Company’s annual net sales or other specific allocation keys, to the Parent’s comparable amounts. Corporate expense allocations are in addition to business level expenses which are invoiced to the individual Company businesses on at least a quarterly basis.  Management considers that such allocations have been made on a reasonable basis, but may not necessarily be indicative of the costs incurred had the Company operated as a separate entity during the periods presented. Certain corporate costs incurred by the Parent that did not directly or indirectly benefit the Company entities were not allocated to the combined financial statements as such expenses could not be reasonably allocated.

Also as further described in Note 2, Metsä Finance has entered into related party interest bearing loan agreements with certain of the Company entities. These agreements have contractual maturity dates and interest rates.  At 31 December 2007, 2006 and 2005 the average interest rate on outstanding related party interest bearing liabilities was 5.21%, 4.29% and 2.78%, respectively. As of 31 December 2007, 2006 and 2005, the Company recognised non-current interest bearing liabilities in the amount of EUR 55,661, EUR 197,935, and EUR 197,968, respectively, and current interest bearing liabilities in the amount of EUR 12,000, EUR 24,444 and EUR 26,244 for amounts due to Metsä Finance under such agreements.  The Company recognised interest expense relating to these obligations in the amount of EUR 5,054, EUR 9,867 and EUR 8,412 for the years ended 31 December 2007, 2006 and 2005, respectively, which is reported in other financial expense in the combined income statements.

Stockstadt and CWZ participate in a profit and loss transfer arrangement (“PLTA”) with its holding company M-real Deutsche Holding GmbH for all periods presented in the combined financial statements. Under the PLTA, Stockstadt and CWZ are obligated to transfer their entire profits, as determined under the German Commercial Code (HGB), to Deutsche Holding GmbH during the term of the agreement.  Conversely, Deutsche Holding GmbH is obliged to compensate any net loss generated by Stockstadt and CWZ as determined under HGB. Both the right to transfer profits and the compensation claim for any net losses arises at the end of the financial year. The Companies recognised the obligation to transfer profits under the PLTA by recognizing EUR 1,667 and EUR 2,697 in current accounts payable as of 31 December 2006 and 2005, respectively, offset with a corresponding reduction in invested equity.   The Companies recognised the right to be compensated for net loss generated by recognizing EUR 15,791 in current accounts receivable as of 31 December 2007 offset with a corresponding increase in invested equity.

The following shows related party transactions as of and for the years ended 31 December:

	2007	2006	2005

Sales	73,811	101,268	89,468
Other operating income	2,557	2.333	3,900
Purchases	462,568	421,475	338,573
Other operating expenses	51,656	53,755	36,719
Interest income	972	1,574	1,386
Interest expenses	5,054	9,867	8,412

Receivables
Current	33,267	40,706	60,163
Liabilities
Non-current	55,661	197,935	197,968
Current	33,693	41,664	46,815

Other operating expenses include allocated corporate costs and other operating expenses.

The compensation paid to management is presented in Note 7.  The Company’s management is not part of any stock based compensation schemes.

Note 5—Geographical data

The following shows the distribution of the Company’s combined total sales to customers by geographical market based upon the location in which the customers reside for the years ended 31 December:

	2007	2006	2005

Europe	1,124,412	1,084,040	992,167
America	115,743	113,799	100,699
Asia	38,830	57,128	69,075
Oceania	44,720	50,398	52,057
Africa	9,082	10,420	11,216
Total	1,332,787	1,315,785	1,225,214

Personnel data by country see Note 7, “Personnel data”.

All of the Company’s long-lived assets, which primarily are comprised of property, plant, and equipment, are located in Europe.

Note 6—Other operating income

The Company’s other operating income consist of the following components for the years ended 31 December:

	2007	2006	2005

Rental income	883	1,052	1,106
Service income	6,821	6,225	5,499
Government grants	589	2,716	3,657
Other allowances and subsidies	314	667	474
Scrap and waste sales	1,694	1,477	1,533
Gains on sale of fixed assets	159	43	79
Other operating income	4,992	4,932	6,420
	15,452	17,112	18,768

Other operating income consists of several items, which are not separately material.

Note 7—Personnel data

The Company’s employee costs consist of the following components for the years ended 31 December:

	2007	2006	2005
Employee costs

Wages and salaries
Salaries of boards and managing directors	615	611	697
Other wages and salaries	97,359	105,878	101,937
	97,974	106,489	102,634
Social security costs
Pension costs
Defined contribution plans	11,393	10,614	9,352
Defined benefit plans	2,210	2,515	2,913
Other employee costs	34,002	36,010	40,985
	47,605	49,139	53,250

Employee costs, total	145,579	155,628	155,884

The Company’s employees as of  31 December are as follows:
	2007	2006	2005

Finland	864	989	1,124
Germany	742	781	872
Switzerland	538	551	540

Total at year end	2,144	2,321	2,536

Personnel, average	2,280	2,488	2,596

Note 8—Depreciation, amortisation and impairment charges

The following shows the split of the Company’s depreciation, amortisation and impairment charges for the years ended 31 December:

	2007	2006	2005
Straight-line depreciation
Other intangible assets	1,378	1,381	1,174
Buildings	11,661	4,882	9,714
Machinery and equipment	78,984	49,046	62,802
Other property, plant and equipment	3,639	3,712	3,927
Total	95,662	59,021	77,617

Impairment charges and reversal of impairment charges
Goodwill			83,000
Buildings	(30,955)	4,100	34,700
Machinery and equipment	(120,045)	15,900	133,300
Total	(151,000)	20,000	251,000

Straight-line depreciation, impairment charges
and reversal of impairment charges, total	(55,338)	79,021	328,617

The Company prepares impairment test calculations annually. In accordance with IAS 36 “Impairment of Assets”, the carrying amount of asset items or so called cash generating units (CGUs) are evaluated for indications of impairment. If there are indications of impairment of an asset item or the CGU the recoverable amount of the asset item or CGU shall be estimated. The Company is tested as one cash generating unit. The recoverable amount is based principally on estimated future cash flows.

The recoverable cash flows of the CGU are based on 5-year projections and consequent cash flows growing at a fixed annual growth rate. The key assumptions used in the projections are management’s estimates and estimates from Pöyry Forest Industry Consulting Ltd. The key factors affecting the projections are the development of the average paper and board prices, delivery volumes, foreign exchange rates, and capacity utilisation rates, the cost development of key raw materials such as wood, pulp, chemicals and energy as well as the development of personnel costs and other fixed costs.  In the impairment tests the cash flows consequent to the 5-year projected cash flows are based on a 2 per cent fixed annual growth rate, which corresponds to the realised long term growth of the CGU.

Furthermore, the average values for the key assumptions (price, volume, variable costs) during the projection period have been used as starting point. The starting point for fixed costs is the projected costs for the fifth year. Both the future cash flows as well as the discount rate are calculated after tax e.g. the consequent discounted cash flows and values in use are before tax as required in IAS 36.  The after tax WACC used in the impairment tests was 7.74%, 7.09% and 6.74% in the years ended 31 December 2007, 2006 and 2005, respectively.

In 2005, mostly because of higher pulp prices, increasing energy costs and reduced price estimates for the next 5 years the recoverable amount had fallen below the carrying amount of the CGU, an impairment charge of EUR 251,000 was recognised in the Company’s combined income statement.  In 2006, mostly because of higher SW pulp price estimates and lower magazine paper price estimates for the next 5 years, an additional impairment charge of EUR 20,000 was recognised in the Company’s combined income statement. In 2007, primarily because of a significant increase in the estimated long term sales prices of wood free coated paper, uncoated paper and magazine paper, partially resulting from a decrease in excess paper capacity during the year, the Company recognised reversal of impairment losses previously recognised on long lived assets other than goodwill in the amount of EUR 151,000.

Note 9—Financial income and expenses

The Company’s net financial income and expenses consist of the following components for the years ended  31 December:

	2007	2006	2005

Exchange differences	(4,110)	(3,314)	6,334

Dividend income from other non-current assets	10	6,970	61
Interest income from loans and receivables	1,143	1,667	1,569
Other financial income			55
	1,153	8,637	1,685

Interest expenses from financial liabilities at amortised cost	(8,671)	(13,476)	(12,355)
Other financial expenses	(16)	(3)	(1)

Financial income and expenses, net	(11,644)	(8,156)	(4,337)

Interest expense for the year ended 31 December 2007 decreased as compared to interest expense recognised in the years ended 31 December 2006 and 2005 due to the recapitalisation of related party  interest bearing liabilities to invested capital as further described in Note 24 “Debt and Interest Expense”.

Impairment losses recognised from accounts receivable are not material.

Note 10—Income taxes

Income tax expense (benefit) consists of the following components for the years ended 31 December:

	2007	2006	2005
Current tax
Finland	2,085	7,893	3,951
Germany	490	181	229
Switzerland	(422)	(349)	(9)
	2,153	7,725	4,171
Deferred tax
Finland	7,358	(9,562)	(29,582)
Switzerland	3,229	(1,232)	(2,378)
	10,587	(10,794)	(31,960)

Income tax expense (benefit) in combined income statements	12,740	(3,069)	(27,789)

Company’s components of income before income taxes are as follows for the years ended 31 December:

	2007	2006	2005

Finland	36,324	(6,419)	(181,578)
Germany	30,465	(11,873)	(63,581)
Switzerland	12,404	(4,982)	(9,240)
	79,193	(23,274)	(254,399)

The following table summarises the Company’s presentation of its net deferred tax liabilities on the combined balance sheets as of 31 December:

	2007	2006	2005
Deferred tax assets
Impairment of assets	-	28,980	28,720

Deferred tax liabilities
Appropriations for tax depreciation	38,617	56,740	66,042
Other temporary differences	12,035	12,306	13,538

	50,652	69,046	79,580
Netting against assets	-	(28,980)	(28,720)

Deferred tax liabilities, net	50,652	40,066	50,860

A reconciliation of income tax expense (benefit) computed at the statutory rate applicable in Finland of 26% for years ended 31 December to the Company’s reported income tax expense (benefit) is as follows:

	2007	2006	2005

Income tax benefit computed at the Finland statutory rate	20,590	(6,051)	(66,144)
Difference between Finnish and foreign rates	3,604	(2,196)	(7,483)
Impairment losses on goodwill	-	-	21,580
Tax losses with no tax benefit	(11,277)	5,527	24,228
Other adjustments	(177)	(349)	30
	12,740	(3,069)	(27,789)

Tax expense (benefit) in income statement	12,740	(3,069)	(27,789)

Taxes recognised directly to equity, which were financed by the Parent, were EUR 4,171, EUR 7,725 and EUR 2,154 for the years ended 31 December 2007, 2006 and 2005, respectively.

During 2007, the German statutory tax rate for fiscal year 2008 and forward was changed from 38% to 30%.

The Company recognises deferred tax assets on deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilised.  Once a deferred tax asset has been recognised by the Company, the realisation of those assets is assessed for realisability on a regular basis.  The ultimate realisation of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.  In preparing its taxes on a separate return basis, The Company excludes from that assessment any utilisation of those losses by M-real or other related party, if any.

The Company has offset deferred tax assets and deferred tax liabilities only if the Company has a legally enforceable right to set off the recognised amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

As of 31 December 2007 and 2006 the net operating loss carry-forwards in Germany amounted to approximately EUR 45 million and EUR 76 million, respectively. The operating loss carry-forwards for which deferred tax assets have not been recognised due to uncertainty of the utilisation of these loss carry-forwards amounted to approximately EUR 13 million and EUR 29 million, respectively. These loss carry-forwards do not expire.

Note 11—Goodwill and other intangibles

Goodwill in the amount of EUR 96,000 relating to the Stockstadt acquisition on July 1, 2000 has been allocated to the Company based upon relative acquired production capacities as of the original acquisition date.  In fiscal year 2005, the Company fully impaired the goodwill allocated to the Company in the amount of EUR 83,000.

Other intangible assets such as patents, licences, computer software, trademarks, emission rights and others have been recognised in the Company’s combined financial statements as follows:

	Goodwill	Other intangible assets	Total

Acquisition costs, 1 January 2005	83,000	42,327	125,327
Translation differences	-	(6)	(6)
Increase	-	5,505	5,505
Acquisition costs, 31 December 2005	83,000	47,826	130,826

Accumulated amortisation, 1 January 2005	-	(39,402)	(39,402)
Translation differences	-	1	1
Accumulated amortisation on deduction	-	72	72
Amortisation for the period	-	(1,174)	(1,174)
Impairment charges	(83,000)		(83,000)
Accumulated amortisation, 31 December 2005	(83,000)	(40,503)	(123,503)

Book value, 1 January 2005	83,000	3,148	86,148
Book value, 31 December 2005	-	7,323	7,323

	Goodwill	Other intangible assets	Total
Acquisition costs, 1 January 2006	-	47,826	47,826
Translation differences	-	(21)	(21)
Increase	-	10,087	10,087
Decrease	-	(10,749)	(10,749)
Acquisition costs, 31 December 2006	-	47,143	47,143
Accumulated amortisation, 1 January 2006	-	(40,503)	(40,503)
Translation differences	-	12	12
Accumulated depreciation on deduction	-	161	161
Amortisation for the period	-	(1,381)	(1,381)
Accumulated amortisation, 31 December 2006	-	(41,711)	(41,711)

Book value, 1 January 2006	-	7,323	7,323
Book value, 31 December 2006	-	5,432	5,432

	Goodwill	Other intangible assets	Total
Acquisition costs, 1 January 2007	-	47,143	47,143
Translation differences	-	(25)	(25)
Increase	-	1,256	1,256
Decrease	-	(3,230)	(3,230)
Acquisition costs, 31 December 2007	-	45,144	45,144

Accumulated amortisation 1 January 2007	-	(41,711)	(41,711)
Translation differences	-	24	24
Accumulated amortisation on deduction	-	177	177
Amortisation for the period	-	(1,378)	(1,378)
Accumulated amortisation, 31 December 2007	-	(42,888)	(42,888)

Book value, 1 January 2007	-	5,432	5,432
Book value, 31 December 2007	-	2,256	2,256

Note 12—Property, plant and equipment

The following is a summary of the Company’s property, plant and equipment:

	Land	Buildings	Machinery and equipment	Other tangible assets	Construction in progress	Total
Acquisition costs, 1 January 2005	62,383	237,149	1,174,171	77,033	12,070	1,562,806
Translation difference	(13)	(59)	(604)	-	(68)	(744)
Increase	-	1,264	26,397	-	12,652	40,313
Decrease	(40)	(661)	(9,233)	(375)		(10,309)
Transfers between items	-	494	2,931	429	(3,854)	-

Acquisition costs, 31 December 2005	62,330	238,187	1,193,662	77,087	20,800	1,592,066

Accumulated depreciation,
1 January 2005	(2,787)	(96,512)	(619,391)	(47,301)		(765,991)
Translation difference	-	18	206	4		228
Accumulated depreciation
on deduction and transfers	-	1,032	4,160	437		5,629
Depreciation for the period	(71)	(9,643)	(62,802)	(3,927)		(76,443)
Impairment charges	-	(34,700)	(133,300)			(168,000)
Accumulated depreciation and impairment charges, 31 December 2005
	(2,858)	(139,805)	(811,127)	(50,787)		(1,004,577)

Book value, 1 January 2005	59,596	140,637	554,780	29,732	12,070	796,815
Book value, 31 December 2005	59,472	98,382	382,535	26,300	20,800	587,489

	Land	Buildings	Machinery and equipment	Other tangible assets	Constuction in progress	Total
Acquisition costs, 1 January 2006	62,330	238,187	1,193,662	77,087	20,800	1,592,066
Translation difference	(50)	(289)	(2,776)	-	(252)	(3,367)
Increase	1,324	3,700	40,789	339	23,169	69,321
Decrease	-	(168)	(8,087)	(2,240)	(9,985)	(20,480)
Transfers between items	-	2	10,248	124	(10,374)	-
Acquisition costs, 31 December 2006	63,604	241,432	1,233,836	75,310	23,358	1,637,540

	Land	Buildings	Machinery and equipment	Other tangible assets	Construction in progress	Total
Accumulated depreciation,
1 January 2006	(2,858)	(139,805)	(811,127)	(50,787)		(1,004,577)
Translation difference	(1)	95	1,041	-		1,135
Accumulated depreciation
on deduction and transfers	-	8	7,397	1,887		9,292
Depreciation for the period	(74)	(4,808)	(49,046)	(3,712)		(57,640)
Impairment charges	-	(4,100)	(15,900)	-		(20,000)
Accumulated depreciation and impairment charges, 31 December 2006
	(2,933)	(148,610)	(867,635)	(52,612)		(1,071,790)

Book value, 1 January 2006	59,472	98,382	382,535	26,300	20,800	587,489
Book value, 31 December 2006	60,671	92,822	366,201	22,698	23,358	565,750

	Land	Buildings	Machinery and equipment	Other tangible assets	Construction in progress	Total
Acquisition costs, 1 January 2007	63,604	241,432	1,233,836	75,310	23,358	1,637,540
Translation difference	(44)	(271)	(2,591)	-	(164)	(3,070)
Increase	-	863	33,189	2,920	19,215	56,187
Decrease	(128)	(13)	(3,267)	(2,952)	(5,961)	(12,321)
Transfers between items	-	85	12,408	3,888	(16,381)	-

Acquisition costs, 31 December 2007	63,432	242,096	1,273,575	79,166	20,067	1,678,336

Accumulated depreciation,
1 January 2007	(2,933)	(148,610)	(867,635)	(52,612)		(1,071,790)
Translation difference	-	(96)	1,009	-		913
Accumulated depreciation
on deduction and transfers	128	-	3,185	2,804		6,117
Depreciation for the period	(201)	(11,460)	(78,784)	(3,639)		(94,084)
Reversed impairment charges	-	30,955	120,045	-		151,000
Accumulated depreciation
and impairment charges, 31 December 2007	(3,006)	(129,211)	(822,180)	(53,447)		(1,007,844)
Book value, 1 January 2007	60,671	92,822	366,201	22,698	23,358	565,754
Book value, 31 December 2007	60,426	112,885	451,395	25,719	20,067	670,492

Property, plant and equipment include assets acquired under finance lease agreements as of 31 December:

	2007	2006	2005

Acquisition costs	144,825	144,825	145,347
Accumulated depreciation	86,583	74,029	62,035
Book value 31 December	58,242	70,796	83,312
Book value 1 January	70,796	83,312	95,773

Note 13—Other non-current assets

The following is a summary of the Company’s other non-current assets as of 31 December:

	2007	2006	2005

Defined benefit pension plan (see note 17)	1,147	-	-
Other assets	56	56	56
	1,203	56	56

Note 14—Inventories

The following is a summary of the Company’s inventory as of 31 December:

	2007	2006	2005

Raw materials and consumables	47,375	53,855	64,454
Work in progress	14,187	15,925	15,681
Finished goods and goods for sale	57,760	59,001	67,565
Advance payments	4,671	5,601	4,946
	123,993	134,382	152,646

During the years ended 31 December 2007, 2006 and 2005 there were no substantial write-downs of inventories to net realisable value.

Note 15—Accounts receivable and other receivables

The following is a summary of the Company’s accounts receivable and other current receivables as of 31 December:

	2007	2006	2005

Accounts receivable	198,928	177,833	148,795
Related parties receivables	33,267	40,706	60,163
Vat receivables	13,776	14,456	15,072
Accrued compensations and reimbursements	948	1,704	552
Accrued discounts	663	99	246
Accrued personnel costs	75	659
Accrued insurances		50	1,898
Other items	3	1,467	1,124
Total	247,660	236,974	227,850

Doubtful accounts receivables

Accounts receivables are recorded net of the following allowances for doubtful accounts as of 31 December:

	2007	2006	2005

At 1 January	1,870	1,011	630
Increases	876	932	582
Decreases	(579)	(73)	(201)
At 31 December	2,167	1,870	1,011

Note 16—Cash and cash equivalents

The following is a summary of the Company’s cash and cash equivalents as of 31 December:

	2007	2006	2005

Current investments	547	505	541
Cash and cash equivalents	3,200	4,539	3,463
Cashpool balances	24,537	46,725	36,651
	28,284	51,769	40,655

Current investments are certificates of deposits and time deposits with original maturities less than 3 months.

Note 17—Post employment benefit obligations

The Company sponsors defined benefit plans at Stockstadt and CZW in Germany and at Biberist in Switzerland, in which substantially all employees at these entities participate.  Benefits under these defined benefit plan are based primarily on years of service and employee compensation.  The defined benefit plans at Stockstadt and CZW are unfunded, while the plan at Biberist is funded by the Company and employee contributions.

The Company also provides for post retirement plans at CN, Stockstadt and at the Finnish Mills (Kangas and Kirkniemi), that are defined-contribution plans. At the Finnish Mills (Kangas and Kirkniemi), employees participate in the statutory Finnish employee pension scheme (TEL) according to which benefits are linked directly to the employee earnings. The plan is operated by M-real and historical costs related to the Finnish Mills have been invoiced based on actual headcount.   Prior to 1 January 2006, the disability component of this TEL plan, which is arranged with insurance companies, was accounted for as a defined benefit plan.  As a result of the change in Finnish law, the disability pensions arranged with insurance companies has changed from defined benefit to a defined contribution plan.  As a result, M-real derecognizing the related benefit obligation as of 31 December 2005 and recognised a gain upon derecognition.  Management has allocated a portion of this gain in the amount of EUR 1,000 to the Company, based on actual headcount at the Finnish Mills.

Total benefit plans as of 31 December:
	2007	2006	2005

Defined benefit pension plans	38,268	39,303	41,062
Defined contribution pension plans	4,596	3,560	3,745
Net liability	42,864	42,863	44,807

Overfunded plan shown as asset	1,147	-	-
Total liability in balance sheet	44,011	42,863	44,807

Defined benefit plans as of 31 December:

	2007	2006	2005
The amounts recognised in the balance sheets

Present value of funded obligations	130,369	146,291	151,976
Present value of unfunded obligations	33,618	35,480	40,630
	163,987	181,771	192,606

Fair value of plan assets	(141,416)	(144,863)	(148,531)
Unrecognised actuarial gains and losses	14,550	2,394	(3,014)
Net liability	37,121	39,303	41,062
The amounts recognised in the income statements
Current service cost	2,447	2,792	2,040
Interest cost	5,685	5,868	6,728
Expected return on plan assets	(5,922)	(6,132)	(5,855)
Net actuarial gains recognised in year		(13)
Total included in employee costs	2,210	2,515	2,913

The actual return on plan assets was EUR 5,424, EUR 6,132 and EUR 5,854 for the years ended 31 December 2007, 2006 and 2005, respectively.

	2007	2006	2005
Changes in the present value of defined benefit obligations
Defined benefit obligation as at 1 January	181,771	192,606	195,399
Current service cost	2,447	2,792	3,040
Interest cost	5,685	5,868	6,728
Contribution by plan participations	1,697	1,734	1,764
Actuarial gains recognised in year	(13,692)	(998)	(3,232)
Disposals		(196)	-
Curtailments and settlements	996	(3,867)	-
Benefits paid	(10,702)	(10,436)	(9,985)
Translation differences	(4,215)	(5,732)	(1,108)
Defined benefit obligation as at 31 December	163,987	181,771	192,606
Changes in the fair value of plan assets
Fair value of plan assets as at 1 January	144,863	148,531	148,100
Expected return on plan assets	5,923	6,132	5,854
Actuarial gains recognised in year	(499)	-	-
Contribution by plan participants	1,697	1,734	1,764
Contribution by the employer	1,697	1,734	1,764
Benefits paid	(8,038)	(8,277)	(7,764)
Translation differences	(4,227)	(4,991)	(1,187)
Fair value of plan assets as at 31 December	141,416	144,863	148,531

The Company expects to contribute EUR 1,813 to its defined benefit pension plans in 2008.

Major categories of plan assets as a percentage of total plan assets as of 31 December:

	2007	2006	2005

Equity securities	28	39	25
Real estate	15	23	17
Bonds	50	38	58
Others	7
Total	100	100	100

The principal actuarial assumptions used:
	2007	2006	2005
Germany
Discount rate %	5.5	4.6	4.0
Expected return on plan assets %	n/a	n/a	n/a
Future salary increases %	2.5	2.5	3.0
Future pension increases %	2.0	1.75	2.0
Expected average remaining working years of staff	10	9	10

Switzerland
Discount rate %	3.5	3.0	3.0
Expected return on plan assets %	4.5	4.25	4.25
Future salary increases %	1.5	1.5	1.5
Future pension increases %	0.5	0.5	05
Expected average remaining working years of staff	13	14	14

Note 18—Provisions

The following is a summary of the Company’s provisions made

	Restructuring	Environmental obligations	Taxation	Other provisions	Total

At 1 January 2007	2,618	284	1,365	949	5,216

Increases	-	360	265	530	1,155
Utilised during the year	(1,629)	(193)	-	(787)	(2,609)
Unused amounts reversed	-	-	(637)	(74)	(711)
At 31 December 2007	989	451	993	618	3,051

At 1 January 2006	-	284	1,365	1,338	2,987

Increases	3,582	-	-	160	3,742
Utilised during the year	(964)	-	-	(528)	(1,492)
Unused amounts reversed				(21)	(21)
At 31 December 2006	2,618	284	1,365	949	5,216

The most significant restructuring during the year ended 31 December 2006 was an efficiency-boosting programme in Stockstadt, which increased the amount of provision by EUR 3,582.

	Restructuring	Environmental obligations	Taxation	Other provisions	Total
At 1 January 2005		284	689	339	1,312

Increases		-	676	1,280	1,956
Utilised during the year		-	-	(281)	(281)
At 31 December 2005		284	1,365	1,338	2,987

Note 19—Finance leases

The Company recognised finance lease assets in the amount of EUR 58,242 , EUR 70,796 and EUR 83,312 and corresponding obligations in the amount of  EUR 57,004 , EUR 68,107 and EUR 78,757 as of 31 December 2007, 2006 and 2005, respectively.  Financial expenses recognised in relation to the finance lease arrangements amounted to EUR 3,173, EUR 3,475 and EUR 3,732 for the years ended 31 December 2007, 2006 and 2005, respectively.

The most significant finance lease agreement relates to a power plant which operates for the primary benefit of M-real Kirkniemi.  The contract period was initially 15 years and is to expire in 2012. The lease agreement contains a renewal and purchase option.

The following is a summary of the Company’s minimum lease payment on its finance lease agreements:

Minimum lease payments as of 31 December:	2007	2006	2005

Less than 1 year	14,072	14,063	13,887
1 - 2 years	13,825	13,958	13,786
2 - 3 years	13,078	13,958	13,786
3 - 4 years	9,151	12,795	13,440
4 - 5 years	7,802	9,151	12,718
Greater than 5 years	4,189	11,819	20,326
	62,117	75,744	87,943

Future finance charges	(5,113)	(7,637)	(9,186)
The present value of minimum lease payments	57,004	68,107	78,757

Present value of minimum lease payments as of 31 December:
	2007	2006	2005

Less than 1 year	11,924	11,335	11,029
1 - 2 years	12,295	11,815	11,316
2 - 3 years	12,045	12,431	11,900
3 - 4 years	8,842	11,957	12,204
4 - 5 years	7,709	8,842	12,110
Greater than 5 years	4,189	11,727	20,198
	57,004	68,107	78,757

Note 20—Maturity of repayment and interest payment of financial liabilities

Maturity of repayment and interest payment of financial liabilities as of 31 December 2007:

	Book value	2008	2009	2010	2011	2012	2013-and thereafter

Loans from financial institutions	121
Repayment		121
Interest payment		3

Finance lease liabilities	57,004
Repayment		11,925	12,295	12,045	8,842	7,709	4,188
Interest payment		2,148	1,530	1,033	309	93

Borrowings from related parties
Repayment	55,661		55,661
Interest payment		2,759	527
Non-current interest-
bearing liabilities, total	112,786
Repayments in 2008	(12,046)
Borrowings in the balance sheet	100,740
Repayment		12,046	12,295	12,045	8,842	7,709	4,188
Interest payment		4,910	2,057	1,033	309	93

Current borrowings	12,000
Repayment		12,000
Interest payment		196
Accounts payable and other
non-interest bearing liabilities	165,334
Repayment		165,334
Other non-interest-bearing liabilities	16,109
Repayment			1,281	4,667	3,116	2,396	4,649

Maturity of repayment and interest payment of financial liabilities as of 31 December 2006:
	Book value	2007	2008	2009	2010	2011	2012 and thereafter

Loans from financial institutions	242
Repayment		121	121
Interest payment		7	3

Finance lease liabilities	68,107
Repayment		11,335	11,815	12,431	11,957	8,842	11,727
Interest payment		2,728	2,143	1,527	838	309	92

Borrowings from related parties
Repayment	197,935		166,819	31,116
Interest payment		1,033	1,033	416

Borrowings, total	266,284
Repayments in 2007	(11,456)
Borrowings in the balance sheet	254,828
Repayment		11,456	178,755	12,431	11,957	8,842	11,727
Interest payment		2,735	2,146	1,527	838	309	92

Current borrowings	24,444
Repayment		24,444
Interest payment		1,350

Accounts payable and other
non-interest bearing liabilities	141,211
Repayment		141,211

Other non-interest-bearing
liabilities	14,140
Repayment			7,698	1,492	1,492	1,738	1,720

Maturity of repayment and interest payment of financial liabilities as of 31 December 2005

	Book value	2006	2007	2008	2009	2010	2011 and thereafter

Loans from financial institutions	364
Repayment		122	121	121
Interest payment		12	7	3

Finance lease liabilities	78,757
Repayment		11,029	11,316	11,900	12,204	12,110	20,198
Interest payment		2,858	2,470	1,886	1,236	608	128

Borrowings from related parties
Repayment	197,968			166,819	31,149
Interest payment		4,781	4,781	4,781	305

Borrowings, total	277,091
Repayments in 2006	(11,151)
Borrowings in the balance sheet	265,940
Repayment		11,151	11,437	178,840	43,353	12,110	20,198
Interest payment		7,651	7,258	6,670	1,541	608	128

Current borrowings	26,249
Repayment		26,249
Interest payment		822

Accounts payable and other
non-interest bearing liabilities	135,873
Repayment		135,873

Other non-interest-bearing
liabilities	12,445
Repayment			4,222	1,460	1,492	1,492	3,779

Note 21—Financial receivables and borrowings

The following is a summary of the Company’s financial receivables and borrowings as of 31 December:

	2007		2006		2005
	Book values	Fair values	Book values	Fair values	Book values	Fair values

Borrowings

Non-current borrowings
Loans from financial institutions (Note 24)	-	-	121	121	243	243
Finance lease liabilities (Note 19)	45,079	44,265	56,771	56,084	67,729	65,230
Interest bearing liabilities from related parties	55,661	55,661	197,935	197,935	197,968	197,968
Total non-current borrowings	100,740	99,926	254,827	254,140	265,940	263,441

Current borrowings
Loans from financial institutions (Note 24)	121	121	122	122	126	126
Finance lease liabilities (Note 19)	11,925	11,632	11,335	11,215	11,029	10,645
Interest bearing liabilities from related parties	12,000	12,000	24,444	24,444	26,244	26,244
Total current borrowings	24,046	23,753	35,901	35,781	37,399	37,015
Borrowings, total	124,786	123,679	290,728	289,921	303,339	300,456

Financial receivables

Total Interest-bearing receivables	2,100	2,100	-	-	-	-

Cash at bank and in hand (Note 16)	28,284	28,284	51,769	51,769	40,655	40,655
Total Interest-bearing receivables	30,384	30,384	51,769	51,769	40,655	40,655

Interest-bearing net liabilities	94,402	93,295	238,959	238,152	262,684	259,801
In the Company as part of M-real Group all interest-bearing liabilities are valued in the balance sheet at amortised cost based on effective interest method. Interest bearing receivables are classified according to the IAS standards. Fair values in the table are based on present value of cash flow of each liability or assets calculated by market rate.

The fair values of accounts and other non-interest- bearing receivables and accounts payables and other non-interest-bearing liabilities are not essentially deviating from the carrying amounts in the combined balance sheet.

Note 22—Other non-current liabilities

The following is a summary of the Company’s other non-current liabilities as of 31 December:

	2007	2006	2005

Non-current government grant	6,407	-	-
Employee costs	7,144	8,307	8,636
Accrued non-current purchases	1,440	-	-
Accruals for compensation of rights to use	-	-	207
Waste water expenses	1,118	5,833	3,602
	16,109	14,140	12,445

Note 23—Accounts payable and other current liabilities

The following is a summary of the Company’s accounts payable and other current liabilities as of 31 December:

	2007	2006	2005

Accounts payable	86,389	65,996	57,132
Related parties payable	21,693	17,220	20,571
Taxes and contributions (payroll)	2,236	2,430	3,434
Vat payable	689	1,923	2,134
Accrued personnel costs	15,488	16,478	14,434
Accrued insurances	9	627	2,603
Accrued purchases	8,717	8,712	14,056
Accrued freight costs	525	415	771
Accrued interest expenses	303	106	71
Provision for discounts	26,391	22,995	14,828
Other items	2,773	4,249	5,825

	165,213	141,151	135,859

Note 24—Debt and interest expense

The Company had bank debt outstanding at 31 December 2007, 2006 and 2005 of EUR 121, EUR 242 and EUR 364, respectively. As discussed in Note 19, finance lease liabilities from parties other than banks amounted to EUR 57,003, EUR 67,107 and EUR 78,758 for the years ended 31 December 2007, 2006 and 2005, respectively. As described in Notes 2 and 3, M-real also uses a centralised approach to cash management and financing its operations. The Company has related party interest bearing liabilities due to M-real and Metsä  Finance. Interest expense for the years ended 31 December 2007, 2006 and 2005 totaled EUR 5,054, EUR 9,867 and EUR 8,412, respectively, and has been reflected in the combined income statements as a component of other financial expense (see Note 9).

During the year ended 31 December 2007, M-real converted EUR 166,819 of the Company’s related party interest bearing liabilities to invested equity.  During the same period M-real contributed an additional EUR 15,000 and the Company paid a dividend to M-real in the amount of EUR 45,000.

The net effect of the recapitalisation, all of which related to the Company’s business in Finland, was a decrease in invested equity of EUR 136,819.  For the years ended 31 December 2007, 2006 and 2005, the Company incurred interest expense on the related party interest bearing liabilities subject to the recapitalisation of EUR 1,893, EUR 7,342 and EUR 6,650, respectively.

Note 25—Commitments and contingencies

Commitments

Operating and finance lease commitments
The Company holds operating leases for certain vehicles and equipment.  Leasing liabilities for contracts exceeding 12 months and for non-cancellable operating leasing contracts were EUR 1,839 for the year ended 31 December 2007, EUR 819 for the year ended 31 December 2006 and EUR 1,949 for the year ended 31 December 2005.

Non-cancellable purchase commitments
The Company has no non-cancellable purchase agreements as of 31 December 2007.

Guarantees and indemnifications

The Company has not entered into any agreements that would require it, as a guarantor, to recognise a liability for the fair value of obligations it has undertaken in issuing the guarantee.  All assets of the Company have been pledged by the Parent.

Warranties
The Company does not make express warranties on its products other than that such products comply with the Company’s specifications.  Based on historical experience, product quality claims are not material, and are charged against net sales when incurred.

Contingent liabilities

Customer claims and other litigation
In addition to the environmental related matters discussed above, the Company may be subject to various product liabilities, commercial and employment litigation, and other legal matters that are considered to be in the ordinary course of business. The Company has no legal reserve as of 31 December 2007, pertaining to customer claims and other litigation.  As of 31 December 2007, there are no open legal matters, and management of the Company cannot reasonably estimate the outcome of potential legal proceedings, claims, or litigation.  Management believes that any such potential matters will not materially affect the Company’s financial position, results of operations, or cash flows.

2.  Interim Condensed Combined Financial Information for the six months ended 30 June 2008 and 2007

INTERIM CONDENSED COMBINED INCOME STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2008 AND 2007
   (Amounts in thousands of Euros, unless otherwise stated)

	2008	2007

Sales
3rd parties	629,005	614,302
Related party companies	2,234	45,185
Total sales	631,239	659,487
Change in finished goods inventories and work in progress	2,919	2,809
Other operating income	14,798	7,004
Materials and services
Purchases	(451,693)	(451,157)
External services	(37,893)	(37,553)
Employee costs	(75,044)	(78,265)
Depreciation and amortisation	(37,811)	(27,299)
Other operating expenses	(84,566)	(84,386)
Operating result	(38,051)	(9,360)

Net exchange gains/losses	(2,307)	227
Other financial income	457	553
Other financial expenses	(3,775)	(4,810)
Financial items, total	(5,625)	(4,030)
Result before tax	(43,676)	(13,390)
Income taxes	5,835	2,613
Result attributable to the equity holders of the parent	(37,841)	(10,777)

The accompanying notes are an integral part of the interim condensed combined financial information.

INTERIM CONDENSED COMBINED BALANCE SHEETS
AS OF 30 JUNE 2008 AND 31 DECEMBER 2007
(Amounts in thousands of Euros, unless otherwise stated)

	30 June	31 December
ASSETS	2008	2007

Non-current assets
Intangible assets	2,580	2,257
Property, plant and equipment	649,531	670,492
Financial receivables	2,100	2,100
Other non-current assets	1,238	1,203
Total non-current assets	655,449	676,052

Current assets
Inventories	130,572	123,993
Financial receivables	1,991
Accounts receivable and non-interest bearing receivables	237,252	247,660
Income tax receivables	128	124
Cash and cash equivalents	3,046	28,284
Total current assets	372,989	400,061
TOTAL ASSETS	1,028,438	1,076,113

LIABILITIES AND INVESTED EQUITY

Invested equity	626,162	673,317

Non-current liabilities
Deferred tax liabilities	44,664	50,652
Post employment benefit obligations	43,896	42,864
Provisions	1,810	3,051
Borrowings	95,231	100,740
Other non-current liabilities	16,443	16,109
Total non-current liabilities	202,044	213,416

Current liabilities
Borrowings	45,037	24,046
Accounts payable and other non-interest bearing liabilities	155,117	165,213
Income tax liabilities	78	121
Total current liabilities	200,232	189,380
TOTAL LIABILITIES AND INVESTED EQUITY	1,028,438	1,076,113

The accompanying notes are an integral part of the interim condensed combined financial information.

INTERIM CONDENSED COMBINED CASH FLOW STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE, 2008 and 2007
(Amounts in thousands of Euros, unless otherwise stated)

	2008	2007

Result for period	(37,841)	(10,777)
Adjustments to results, total (a)	39,007	27,923
Interest received	426	543
Interest paid	(3,771)	(4,811)
Dividends received	31	10
Other financial items, net	(2,312)	226
Income taxes paid/received	(55)	(563)
Corporate overhead costs funded by Parent	4,000	4,800
Income taxes funded by Parent	215	339
Changes in working capital (b)	(26,191)	12,300
Net cash flow (used in) / arising from operating activities	(26,491)	29,990
Capital expenditure	(14,623)	(11,882)
Increase in long-term receivables	(35)
Net cash flow used in investing activities	(14,658)	(11,882)
Financing with Parent, net (c)	20,793	(43,910)
Repayment of interest bearing liabilities	(5,311)	(5,486)
Net cash flow arising from / (used in) financing activities	15,482	(49,396)
Net change in cash and cash equivalents	(25,667)	(31,288)
Effect of exchange rate changes on cash	429	(200)
Decrease in cash and cash equivalents	(25,238)	(31,488)
Cash at beginning of year	28,284	51,769
Cash at end of year	3,046	20,281

Notes to the combined statements of cash flow
(a) Adjustments to the results
Depreciation and amortisation	37,811	27,299
Taxes	(6,050)	(2,952)
Finance costs, net	5,626	4,032
Provisions	(209)	1,994
Other adjustments	1,829	(2,450)
	39,007	27,923
(b) Changes in working capital
Inventories	(6,579)	920
Current receivables	(7,189)	1,305
Current non-interest bearing liabilities	(12,423)	10,075
	(26,191)	12,300
Non-cash transactions
(c) In 2007 the Parent converted EUR 166,819 of related party interest-bearing liabilities to invested equity.

The accompanying notes are an integral part of the interim condensed combined financial information.

INTERIM CONDENSED COMBINED CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 30 JUNE, 2008 and 2007
 (Amounts in thousands of Euros, unless otherwise stated)

SIX MONTHS
ENDED 30 JUNE, 2007
Balance, 1 January 2007	460,381
Translation differences	(2,650)
Result for the period	(10,777)
Related party transactions
Equity contribution by Parent	166,819
Corporate overhead costs funded by parent company	4,800
Income taxes funded by parent company	339
Other financing with Parent, net	(43,329)
Related party transactions, total	128,629

Balance, 30 June 2007	575,583

SIX MONTHS
ENDED 30 JUNE, 2008
Balance, 1 January 2008	673,317
Translation differences	2,262
Result for the period	(37,841)
Related party transactions
Corporate overhead costs funded by parent company	4,000
Income taxes funded by parent company	215
Other financing with Parent, net	(15,791)
Related party transactions, total	(11,576)

Balance, 30 June 2008	626,162

The accompanying notes are an integral part of the interim condensed combined financial information.

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL INFORMATION

   (Monetary amounts in thousands of Euros, unless otherwise stated)

Note 1 - Background and basis of presentation

M-real Oyj and its subsidiaries (“M-real Group” or “M-real” or the “Parent”) are one of Europe’s leading producers of paperboard and paper. M-real Group offers premium solutions of consumer packaging, communications and advertising and has 17 production units in 6 European countries. M-real is present in over 70 countries thanks to its global sales network. M-real Oyj Headquarter is located in Espoo, Finland.

On 29 September 2008, M-real entered into a Master Business and Share Sale and Purchase Agreement (“SPA”) with Sappi Limited, a South African company, regarding the sale of share holdings in four legal entities and two paper mills of M-real’s Graphic Papers Business (the “Transaction”).  The entities subject to the sale, all of which are 100% owned by M-real, are comprised of two separate paper mills in Finland (Kangas and Kirkniemi), Stockstadt GmbH (“Stockstadt”) and its wholly owned subsidiary Chemische Werke Zell-Wildshausen GmbH (“CWZ”), CN-Papiervertrieb GmbH (“CN”) in Germany and M-real Biberist AG (“Biberist”) in Switzerland.  Collectively these entities are referred to as the “Carve-out Graphic Papers Business ” or the “Company.” M-real has prepared the interim condensed combined financials information (“interim financial statements”) of the Company in connection with the SPA.

The Company produces and provides coated fine and magazine paper and uncoated fine paper to publishing, advertising     and communication end-users.  Customers include printers, publishers, advertising agencies and corporations served both directly and through merchant partners. The manufacturing operations of the Company are located in Lohja and Jyväskylä, Finland, Stockstadt, Germany, and Biberist, Switzerland.

Basis of presentation
The interim financial statements have been prepared on a “carve-out” basis from M-real’s consolidated financial statements using the historical results of operations, assets and liabilities attributable to the Company and include allocations of expenses and assets from M-real. The interim financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the Company operated as an independent company during the periods presented. In addition to favorable industry and market conditions including raw material costs and paper prices, the Company’s future profitability and cash flows depend on its ability to receive financing.  Historically, financing has been made available to the Company by its Parent.

These interim financial statements include the assets, liabilities, sales, expenses and cash flows of the entities subject to the Transaction. Certain entities of M-real’s Graphic Papers Business have been excluded from these interim condensed combined financial statements because they are not subject to the Transaction and there are no significant inter-business relationships, interdependencies or common facilities with the entities that are subject to the Transaction.

These interim financial statements include allocations for various expenses, including, among other things, corporate overheads and administration. These allocations are discussed in Note 5, Related party transactions. Company management considers that such allocations have been made on a reasonable basis, but are not necessarily indicative of the costs that would have been incurred if the Company were a stand-alone entity.

M-real uses a centralised approach via a cash pooling arrangement to manage cash and to finance its operations.  Each of the Company entities historically maintained a separate balance sheet which included financing positions with M-real Group.  Interest earned on deposits through the cash pooling arrangement and payable on related party interest bearing borrowings was historically settled through the cash pool arrangement.  Invested equity of the Company represents M-real’s residual claim on  the Company entities and includes allocations from M-real, settlement of intercompany transactions with M-real, and the Company’s cumulative operating results, including other income items recognised directly in equity.  See Note 5, Related party transactions, for more information and transactions between the Parent and the Company.

These interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board (IASB).  The interim financial statements are presented in thousands of Euros (EUR), unless otherwise stated. The interim condensed combined financial statements have been prepared on a historical cost basis, except for certain other financial assets and liabilities, which are measured at fair value.

The interim financial statements have also been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” and the accounting policies presented in  the Company’s annual combined financial statements as of and for the years ended 31 December 2007, 2006 and 2005.  The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of sales, expenses, assets and liabilities.  Actual results may differ from management’s estimates.

In the opinion of management, the interim financial statements reflect all adjustments necessary (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations and the financial position of the Company.  Operating results of the interim periods may not be indicative of the results that may be expected for any future period or for the full fiscal year.

Note 2 - Income taxes

During the periods presented, the Company did not file separate tax returns for the Finnish mills (Kangas and Kirkniemi) and Stockstadt and CWZ as these entities were included in the tax grouping of other M-real entities within the respective entities tax jurisdictions. Biberist and CN have historically not been part of any M-real tax grouping and have filed separate, respective local jurisdictional tax returns on an annual basis. The income tax provision included in these interim financial statements was calculated using a method consistent with a separate return basis, as if each of the Company’s companies were a separate taxpayer in the jurisdiction of primary operation. Tax expense in the interim condensed combined income statement is comprised of the current tax and deferred taxes. Any current taxes are deemed settled through invested equity.

Income taxes for the six months ended 30 June 2008 and 2007 are as follows:

	2008	2007

Taxes for the current period	215	339
Taxes for the prior periods	(62)	-
Deferred taxes	(5,988)	(2,952)

Total income taxes	(5,835)	(2,613)

A reconciliation of income tax expense (benefit) computed at the statutory rate applicable in Finland of 26% for the six months ended 30 June 2008 and 2007 to the Company’s reported income tax benefit for each respective period is as follows:

	2008	2007
Income tax expense (benefit) computed at
The Finland statutory rate	(11,356)	(3,480)
Taxes for the prior periods	(62)	-
Difference between Finnish and foreign rates	(759)	(480)
Tax losses with no tax benefit	6,415	1,555
Other adjustments	(73)	(208)

Tax expense in income statement	(5,835)	(2,613)

Note 3 - Changes in property, plant and equipment

The following shows the components of changes in property, plant and equipment for the six months ended 30 June, 2008 and 2007:

	2008	2007

Book value 1 January	670,492	565,750
Increases	14,604	56,187
Decreases	(177)	(6,206)
Depreciation and amortisation	(37,440)	(94,084)
Impairment charges and reversal of impairment charges	-	151,000
Translation differences	2,052	(2,155)

Book value at 30 June	649,531	670,492

In December 2007, primarily because of a significant increase in the estimated long term sales prices of wood free coated paper, uncoated paper and magazine paper, and partially resulting from a decrease in excess paper capacity during the year, the Company recognised a reversal of impairment losses previously recognised on long lived assets in the amount of EUR 151,000. The recoverable amount of the cash generating unit at 30 June 2008 has been calculated on a value in use basis.

Note 4 - Provisions

The following is a summary of the Company’s provisions made for the six months ended 30 June 2008 and 2007.

	Restructuring	Environmental obligations	Taxation	Other provisions	Total

At 1 January 2008	989	451	993	618	3,051
Increases	-	-	-	21	21
Utilised during the year	(129)	(4)	(993)	(136)	(1,262)
At 30 June 2008	860	447	-	503	1,810

At 1 January 2007	2,618	284	1,365	949	5,216
Increases	-	-	-	10	10
Utilised during the year	(456)	(162)	-	(123)	(741)
At 30 June 2007	2,162	122	1,365	836	4,485

Note 5 - Related party transactions

These interim financial statements include transactions with M-real, its subsidiaries and M-real’s parent company Metsäliitto Cooperative and its other subsidiaries that are considered related parties in respect to the Carve-out Graphic Papers Business. The Company enters into a significant number of transactions with related parties for the purchases of inventory, sale of goods, as well as corporate services. Product and services transfers between the Company and the related parties have been made at arm’s length prices.

Transactions between the Company and related parties for the six months ended 30 June are as follows:

	2008	2007

Sales	2,234	45,185
Other operating income	1,333	1,256
Purchases	234,100	227,248
Other operating expenses	24,574	26,530

Interest income from M-real recognised by the Company	348	533
Interest expenses from M-real recognised by the Company	2,186	3,150

Balances with the Company and related parties as of 30 June 2008 and 31 December 2007 are as follows

Receivables
Current	16,717	33,267

Liabilities
Non-current	55,585	55,661
Current	66,494	33,693

Sales of goods to related parties decreased in six month period ended 30 June 2008 as compared to the prior period due to the Parent’s divestment of its paper merchant Map Merchant Group in October 2007.

Other operating expenses include allocated corporate costs of EUR 4,000 and EUR 4,800 for the six months period ended 30 June 2008 and 2007, respectively and other operating expenses. These costs are primarily related to corporate level administrative services (executive personnel costs, human resources, legal services, IT services, insurance and other administrative services), and are generally allocated based on the ratio of the Company’s annual net sales or other specific allocation keys, to the Parent’s comparable amounts.  Corporate expense allocations are in addition to business level expenses which are invoiced to the individual the Company businesses on at least a quarterly basis.  Management considers that such allocations have been made on a reasonable basis, but may not necessarily be indicative of the costs incurred had the Company operated as a separate entity during the periods presented. Certain corporate costs incurred by M-real that did not directly or indirectly benefit the Company entities were not allocated to the interim financial statements as such expenses could not be reasonably allocated.

As of 30 June 2008 and 31 December 2007 cash and cash equivalents include receivables due from M-real from cash pooling amounting to EUR 1,058 and EUR 24,538, respectively. Interest income on these balances due from M-real has been recognised in other financial income.

As of 30 June 2008 and 31 December 2007, current accounts receivable and non-interest bearing receivables include amounts due from related parties in the amount of EUR 14,846 and EUR 33,267, respectively, and accounts payable and other non-interest bearing liabilities include amounts due to related parties in the amount of EUR 33,625 and EUR 21,693, respectively.

As of 30 June 2008 and 31 December 2007, non-current borrowings include non-current loans due to related parties in the amount of EUR 55,585 and EUR 55,661, respectively, and current borrowings include current loans due to related parties in the amount of EUR 32,869 and EUR 12,000, respectively.  Interest expenses on these balances due to related parties have been recognised in other financial expenses.

During the six months ended 30 June 2007, M-real converted EUR 166,819 of the Company’s related party interest bearing liabilities to invested equity. During the same period the Company paid a dividend to M-real in the amount of EUR 45,000.  The net effect of the recapitalisation, all of which related to the Company's business in Finland, was a decrease in invested equity of EUR 121,819.

Stockstadt and CWZ participate in a profit and loss transfer arrangement (“PLTA”) interim with its holding company M-real Deutsche Holding GmbH for all periods presented in the interim financial statements. Under the PLTA, Stockstadt and CWZ are obligated to transfer their entire profits, as determined under the German Commercial Code (HGB), to Deutsche Holding GmbH during the term of the agreement.  Conversely, Deutsche Holding GmbH is obliged to compensate any net loss generated by Stockstadt and CWZ as determined under HGB.  The Company recognised the right to be compensated for net loss generated by recognizing EUR 15,791 in current accounts receivable as of 31 December 2007 offset with a corresponding increase in invested equity.  As both the right to transfer profits and the claim to be compensated for any net losses arises at the end of the financial year, the Company did not recognise a receivable for net loss, as determined under HGB, generated at Stockstadt and CWZ in the amount of EUR 19,639 as of 30 June 2008.

In the regular course of business, the Company is exposed to certain financial risks which are hedged by either the local business or by Metsä Finance on positions held by the Company.  These risks are typically commodity (energy) prices, foreign currency exposure and translation risk of net investments in foreign entities.  The Company has elected not to allocate hedging positions of the Company specific risk, held by Metsä Finance, to the interim financial statements.

Note 6 - Commitments and contingencies

Commitments
Operating and finance lease commitments
The Company holds operating leases for certain vehicles and equipment.  Leasing liabilities for contracts exceeding 12 months and for non-cancellable operating leasing contracts were EUR 1,879 for the six months ended 30 June 2008, EUR 1,657 and EUR 1,839 for the year ended 31 December 2007.

The Company recognised finance lease assets in the amount of EUR 51,600 and EUR 58,242 and corresponding obligations in the amount of EUR 51,754 and EUR 57,004 as of 30 June 2008 and 31 December 2007, respectively.  Financial expenses recognised in relation to the finance lease arrangements amounted to EUR 1,555, EUR 1,706 and EUR 3,173 for the six months ended 30 June 2008 and 2007 and year ended 31 December 2007, respectively.

Non-cancellable purchase commitments
The Company has no non-cancellable purchase agreements as of 30 June 2008.

Guarantees and indemnifications
The Company has not entered into any agreements that would require it, as a guarantor, to recognise a liability for the fair value of obligations it has undertaken in issuing the guarantee.  All assets of the Company have been pledged by the Parent.

Warranties
The Company does not make express warranties on its products other than that such products comply with the Company’s specifications.  Based on historical experience, product quality claims are not material, and are charged against net sales when incurred.

Contingent liabilities
Customer claims and other litigation
In addition to the environmental related matters discussed above, the Company may be subject to various product liabilities, commercial and employment litigation, and other legal matters that are considered to be in the ordinary course of business. The Company has no legal reserve as of 30 June 2008, pertaining to customer claims and other litigation.  As of 30 June 2008, there are no open legal matters, and management of the Company cannot reasonably estimate the outcome of potential legal proceedings, claims, or litigation.  Management believes that any such potential matters will not materially affect the Company’s financial position, results of operations, or cash flows.

Note 7 - Material Changes in the Business

There have been no shares and convertible securities issued.

 No material fact or circumstance has occurred between the end of the latest financial year of the Company and the date of the prospectus, in so far as not already dealt with in the interim financial statements included in the report of historical financial information.

3.  Interim condensed combined financial information for the three months ended 31 December 2007 and 2006

INTERIM CONDENSED COMBINED INCOME STATEMENTS
          FOR THE THREE MONTHS ENDED 31 DECEMBER 2007 AND 2006

  (Amounts in thousands of Euros, unless otherwise stated)

	Three months ended		Year ended
	31 December	31 December	31 December	31 December
	2007	2006	2007	2006

Sales
3rd parties	328,528	303,298	1,258,976	1,214,517
Related party	8,697	23,182	73,811	101,268
Total sales	337,225	326,480	1,332,787	1,315,785
Change in finished goods inventories and work in progress	(11,107)	(3,404)	(2,527)	(7,793)
Other operating income	5,355	(1,818)	15,452	17,112
Materials and services
Purchases	(234,956)	(213,321)	(919,488)	(859,607)
External services	(20,217)	(19,306)	(76,123)	(76,493)
Employee costs	(32,750)	(35,808)	(145,579)	(155,628)
Depreciation and amortisation	(53,928)	(13,552)	(95,662)	(59,021)
Impairment and reversals of impairment charges	151,000	(20,000)	151,000	(20,000)
Other operating expenses	(42,963)	(41,476)	(169,023)	(169,473)
Operating result	97,659	(22,205)	90,837	(15,118)

Net exchange gains/losses	(2,435)	(525)	(4,110)	(3,314)
Other financial income	431	759	1,153	8,637
Other financial expenses	(2,319)	(3,360)	(8,687)	(13,479)
Financial items, total	(4,323)	(3,126)	(11,644)	(8,156)
Result before tax	93,336	(25,331)	79,193	(23,274)
Income taxes	(13,275)	3,787	(12,740)	3,069
Result for period	80,061	(21,544)	66,453	(20,205)

The accompanying notes are an integral part of the interim condensed combined financial information.

INTERIM CONDENSED COMBINED BALANCE SHEETS
AS OF 31 DECEMBER 2007 AND 2006
(Amounts in thousands of Euros, unless otherwise stated)

ASSETS	2007	2006

Non-current assets
Intangible assets	2,257	5,433
Property, plant and equipment	670,492	565,750
Financial receivables	2,100	-
Other non-current assets	1,203	56
Total non-current assets	676,052	571,239

Current assets
Inventories	123,993	134,382
Accounts receivable and non-interest bearing receivables	247,660	236,974
Income tax receivables	124	241
Cash and cash equivalents	28,284	51,769
Total current assets	400,061	423,366
TOTAL ASSETS	1,076,113	994,605

LIABILITIES AND INVESTED EQUITY

Invested equity	673,317	460,381

Non-current liabilities
Deferred tax liabilities	50,652	40,066
Post employment benefit obligations	42,864	42,863
Provisions	3,051	5,216
Borrowings	100,740	254,827
Other non-current liabilities	16,109	14,140
Total non-current liabilities	213,416	357,112

Current liabilities
Borrowings	24,046	35,901
Accounts payable and other non-interest bearing liabilities	165,213	141,151
Income tax liabilities	121	60
Total current liabilities	189,380	177,112
TOTAL LIABILITIES AND INVESTED EQUITY	1,076,113	994,605

 The accompanying notes are an integral part of the interim condensed combined financial information.

INTERIM CONDENSED COMBINED CASH FLOW STATEMENTS
FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006
(Amounts in thousands of Euros, unless otherwise stated)

	2007	2006

Result for period	66,453	(20,205)
Adjustments to results, total (a)	(36,786)	74,342
Interest received	1,143	1,666
Interest paid	(8,681)	(13,479)
Dividends received	10	6,970
Other financial items, net	(4,117)	(3,315)
Income taxes paid/received	(154)	402
Corporate overhead costs funded by Parent	8,600	8,000
Income taxes funded by Parent	2,154	7,725
Other Parent funding items	-	-
Changes in working capital (b)	42,523	15,755
Net cash flow arising from operating activities	71,145	77,861

Capital expenditure	(45,228)	(53,742)
Proceeds from sale of property, plant and equipment	159	43
Increase in long-term receivables	(3,247)	-
Net cash flow used in investing activities	(48,316)	(53,699)

Financing with Parent, net (c)	(34,891)	-
Repayment of 3rd party borrowings	(11,224)	(12,611)
Net cash flow used in financing activities	(46,115)	(12,611)

Net change in cash and cash equivalents	(23,286)	11,551
Effect of exchange rate changes on cash	(199)	(437)
(Decrease) / increase in cash and cash equivalents	(23,485)	11,114
Cash at beginning of year	51,769	40,655
Cash at end of year	28,284	51,769

Notes to the combined statements of cash flow
(a) Adjustments to the results
Depreciation and amortisation	95,662	59,021
Impairment charges and reversal of impairment charges	(151,000)	20,000
Taxes	10,586	(10,794)
Finance costs, net	11,644	8,156
Provisions	(2,164)	285
Other adjustments	(1,514)	(2,326)

	(36,786)	74,342
(b) Changes in working capital
Inventories	10,389	18,264
Current receivables	5,376	(8,915)
Current non-interest bearing liabilities	26,758	6,406
	42,523	15,755
Non-cash transactions
(c) In 2007 the Parent converted EUR 166,819 thousand of Related party interest-bearing liabilities to invested equity

The accompanying notes are an integral part of the interim condensed combined financial information.

INTERIM CONDENSED COMBINED CHANGES IN INVESTED EQUITY
FOR THE YEARS ENDED 31 DECEMBER 2007 AND 2006

 (Amounts in thousands of Euros, unless otherwise stated)

YEAR ENDED
2006
Balance, 1 January 2006	466,560
Translation differences	(2,729)
Result for the period	(20,205)
Related party transactions
Corporate overhead costs funded by parent company	8,000
Income taxes funded by parent company	7,725
Other financing with Parent, net	1,030
Related party transactions, total	16,755

Balance, 31 December 2006	460,381

YEAR ENDED
2007
Balance, 1 January 2007	460,381
Translation differences	(1,556)
Result for the period	66,453
Related party transactions
Equity contribution by Parent	181,819
Corporate overhead costs funded by parent company	8,600
Income taxes funded by parent company	2,154
Other financing with Parent, net	(44,534)
Related party transactions, total	148,039

Balance, 31 December 2007	673,317

The accompanying notes are an integral part of the interim condensed combined financial information.

NOTES TO THE INTERIM CONDENSED COMBINED FINANCIAL INFORMATION
(Monetary amounts in thousands of Euros, unless otherwise stated)

Note 1 - Background and basis of presentation

M-real Oyj and its subsidiaries (“M-real Group” or “M-real” or the “Parent”) are one of Europe’s leading producers of paperboard and paper. M-real Group offers premium solutions of consumer packaging, communications and advertising and has 17 production units in 6 European countries. M-real is present in over 70 countries thanks to its global sales network. M-real Oyj Headquarter is located in Espoo, Finland.

On 29 September 2008, M-real entered into a Master Business and Share Sale and Purchase Agreement (“SPA”) with Sappi limited, a South African company, regarding the sale of share holdings in four legal entities and two paper mills of M-real’s Graphic Papers Business (the “Transaction”). The entities subject to the sale, all of which are 100% owned by M-real, are comprised of two separate paper mills in Finland (Kangas and Kirkniemi), Stockstadt GmbH (“Stockstadt”) and its wholly owned subsidiary Chemische Werke Zell-Wildshausen GmbH (“CWZ”), CN-Papiervertrieb GmbH (“CN”) in Germany and M-real Biberist AG (“Biberist”) in Switzerland.  Collectively these entities are referred to as the “Carve-out Graphic Papers Business ” or the “Company.” M-real has prepared the interim condensed combined financial information (“interim financial statements”) of the Company in connection with the SPA.

The Company produces and provides coated fine and magazine paper and uncoated fine paper to publishing, advertising and communication end-users. Customers include printers, publishers, advertising agencies and corporations served both directly and through merchant partners. The manufacturing operations of the Company are located in Lohja and Jyväskylä, Finland, Stockstadt, Germany, and Biberist, Switzerland.

Basis of presentation
The interim financial statements have been prepared on a “carve-out” basis from M-real’s consolidated financial statements using the historical results of operations, assets and liabilities attributable to the Company and include allocations of expenses and assets from M-real. The interim financial statements may not be indicative of the Company’s future performance and do not necessarily reflect what its combined results of operations, financial position and cash flows would have been had the Company operated as an independent company during the periods presented. In addition to favorable industry and market conditions including raw material costs and paper prices, the Company’s future profitability and cash flows depend on its ability to receive financing.  Historically, financing has been made available to the Company by its Parent.

These interim financial statements include the assets, liabilities, sales, expenses and cash flows of the entities subject to the Transaction. Certain entities of M-real’s Graphic Papers Business have been excluded from these interim financial statements because they are not subject to the Transaction and there are no significant inter-business relationships, interdependencies or common facilities with the entities that are subject to the Transaction.

These interim financial statements include allocations for various expenses, including, among other things, corporate overheads and administration. These allocations are discussed in Note 4. Company management considers that such allocations have been made on a reasonable basis, but are not necessarily indicative of the costs that would have been incurred if the Company were a stand-alone entity.

M-real uses a centralised approach via a cash pooling arrangement to manage cash and to finance its operations. Each of the Company entities historically maintained a separate balance sheet which included financing positions with M-real Group. Interest earned on deposits through the cash pooling arrangement and payable on related party interest bearing borrowings was historically settled through the cash pool arrangement.  Invested equity of the Company represents M-real’s residual claim on  the Company entities and includes allocations from M-real, settlement of intercompany transactions with M-real, and the Company’s cumulative operating results, including other income items recognised directly in equity.  See Note 4, Related party transactions, for more information and transactions between the Parent and the Company.

These interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the International Accounting Standards Board (IASB).  The interim condensed combined financial statements are presented in thousands of Euros (EUR), unless otherwise stated.  The interim financial statements have been prepared on a historical cost basis, except for certain other financial assets and liabilities, which are measured at fair value.

The interim financial statements have also been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting” and the accounting policies presented in  the Company’s annual combined financial statements as of and for the years ended 31 December 2007 and 2006.  The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amount of sales, expenses, assets and liabilities. Actual results may differ from management’s estimates.

In the opinion of management, the interim financial statements reflect all adjustments necessary (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations and the financial position of the Company.  Operating results of the interim periods may not be indicative of the results that may be expected for any future period or for the full fiscal year.

Note 2 - Depreciation, amortisation and impairment charges

The following shows the split of the Company’s depreciation, amortisation and impairment charges for three months ended 31 December 2007 and 2006 and the years ended 31 December 2007 and 2006.

	Three months ended		Year ended
	31 December		31 December
	2007	2006	2007	2006
Straight-line depreciation
Other intangible assets	666	181	1,378	1,381
Buildings	9,084	1,039	11,661	4,882
Machinery and equipment	43,205	11,382	78,984	49,046
Other tangible assets	973	950	3,639	3,712
Total	53,928	13,552	95,662	59,021

Impairment charges and reversal of impairment charges
Buildings	(30,955)	4,100	(30,955)	4,100
Machinery and equipment	(120,045)	15,900	(120,045)	15,900
Total	(151,000)	20,000	(151,000)	20,000

Straight-line depreciation, impairment charges
and reversal of impairment charges, total	(97,072)	33,552	(55,338)	79,021

Depreciation of buildings and machinery and equipment during the three months and year ended 31 December 2007 includes a write-down of EUR 39,163 due to closure of a paper machine at the Kangas mill.

In the three months and year ended 31 December 2006, mostly because of higher SW pulp price estimates and lower magazine paper price estimates for the next 5 years, an impairment charge of EUR 20,000 was recognised in the Company’s combined income statement. In 2007, primarily because of a significant increase in the estimated long term sales prices of wood free coated paper, uncoated paper and magazine paper, partially resulting from a decrease in excess paper capacity during the year, the Company recognised reversal of impairment losses previously recognised on long lived assets other than goodwill in the amount of EUR 151,000.

Note 3 - Income taxes

During the periods presented, the Company did not file separate tax returns for the Finnish mills (Kangas and Kirkniemi) and Stockstadt and CWZ as these entities were included in the tax grouping of other M-real entities within the respective entities tax jurisdictions. Biberist and CN have historically not been part of any M-real tax grouping and have filed separate, respective local jurisdictional tax returns on an annual basis. The income tax provision included in these interim financial statements was calculated using a method consistent with a separate return basis, as if each of the Company’s companies were a separate taxpayer in the jurisdiction of primary operation.  Tax expense in the interim condensed combined income statement is comprised of the current tax and deferred taxes. Any current taxes are deemed settled through invested equity.

Income taxes for the three months ended 31 December 2007 and 2006 and for the years ended 31 December 2007 and 2006 are as follows:

	Three months		Year ended
	ended 31 December		31 December
	2007	2006	2007	2006

Taxes for the current period	1,614	5,845	2,153	7,725
Deferred taxes	11,661	(9,632)	10,587	(10,794)

Total income taxes	13,275	(3,787)	12,740	(3,069)

A reconciliation of income tax expense (benefit) computed at the statutory rate applicable in Finland of 26% for the three months ended 31 December 2007 and 2006 and for the year ended 31 December 2007 to the Company’s reported income tax expense (benefit) is as follows:

	Three months		Year ended
	ended 31 December		31 December
	2007	2006	2007	2006
Income tax expense (benefit) computed at
the Finland statutory rate	24,266	(6,586)	20,590	(6,051)
Difference between Finnish and foreign rates	5,132	(1,216)	3,604	(2,196)
Tax losses with no tax benefit	(16,312)	4,135	(11,277)	5,527
Other adjustments	189	(120)	(177)	(349)

Tax expense (benefit) in income statement	13,275	(3,787)	12,740	(3,069)

Note 4 - Related party transactions

These interim financial statements include transactions with M-real, its subsidiaries and M-real’s parent company Metsäliitto Cooperative and its other subsidiaries that are considered related parties in respect to the Carve-out Graphic Papers Business.  The Company enters into a significant number of transactions with related parties for the purchases of inventory, sale of goods, as well as corporate services. Product and services transfers between the Company and the related parties have been made at arm’s length prices.

Transactions between the Company and related parties for the three months ended 31 December 2007 and 2006 and for the year ended 31 December 2007 and 2006 are as follows:

	Three months ended		Years ended
	31 December		31 December
	2007	2006	2007	2006

Sales	8,697	23,182	73,811	101,268
Other operating income	1,044	890	2,557	2,333
Purchases	117,515	105,946	462,568	421,475
Other operating expenses	13,102	12,759	51,656	53,755

Interest income from M-real recognised by the Company	251	533	972	1,574
Interest expenses from M-real recognised by the Company	1,144	2,465	5,054	9,867

Receivables
Current	33,267	40,706	33,267	40,706

Liabilities
Non-current	55,661	197,935	55,661	197,935
Current	33,693	41,664	33,693	41,664

Sales of goods to related parties decreased in three month period ended 31 December 2007 as compared to the three month period ended 31 December 2006 due to the Parent’s divestment of its paper merchant Map Merchant Group in October 2007.

Other operating expenses include allocated corporate costs of EUR 2,150, EUR 2,000, EUR 8,600 and EUR 8,000 for the three month periods ended 31 December 2007 and 2006 and for the years ended 31 December 2007 and 2006, respectively. These costs are primarily related to corporate level administrative services (executive personnel costs, human resources, legal services, IT services, insurance and other administrative services), and are generally allocated based on the ratio of the Company’s annual net sales or other specific allocation keys, to the Parent’s comparable amounts. Corporate expense allocations are in addition to business level expenses which are invoiced to the individual the Company businesses on at least a quarterly basis.  Management considers that such allocations have been made on a reasonable basis, but may not necessarily be indicative of the costs incurred had the Company operated as a separate entity during the periods presented. Certain corporate costs incurred by M-real that did not directly or indirectly benefit the Company entities were not allocated to the interim financial statements as such expenses could not be reasonably allocated.

As of 31 December 2007 and 2006 cash and cash equivalents include receivables due from M-real from cash pooling amounting to EUR 24,538 and EUR 46,725, respectively. Interest income on these balances due from M-real has been recognised in other financial income.

As of 31 December 2007 and 2006, current accounts receivable and non-interest bearing receivables include amounts due from M-real and its subsidiaries in the amount of EUR 33,267 and EUR 40,706, respectively, and accounts payable and other non-interest bearing liabilities include amounts due to M-real in the amount of EUR 21,693 and EUR 17,220, respectively.

As of 31 December 2007 and 2006 non-current borrowings include non-current loans due to M-real in the amount of EUR 55,661 and EUR 197,935, respectively, and current borrowings include current loans due to M-real in the amount of EUR 12,000 and EUR 24,444, respectively.  Interest expenses on these balances due to M-real have been recognised in other financial expenses.

During the first half of the year ended 31 December 2007, M-real converted EUR 166,819 of the Company’s related party interest bearing liabilities to invested equity.  During the quarter ended 31 December 2007, M-real contributed an additional EUR 15,000 of the Company’s related party interest bearing liabilities to invested equity.

Stockstadt and CWZ participate in a profit and loss transfer arrangement (“PLTA”) with its holding company M-real Deutsche Holding GmbH for all periods presented in the interim financial statements. Under the PLTA, Stockstadt and CWZ are obligated to transfer their entire profits, as determined under the German Commercial Code (HGB), to Deutsche Holding GmbH during the term of the agreement.  Conversely, Deutsche Holding GmbH is obliged to compensate any net loss generated by Stockstadt and CWZ as determined under HGB.  The Company recognised the right to be compensated for net loss generated by recognizing EUR 15,791 in current accounts receivable as of 31 December 2007 offset with a corresponding increase in invested equity.  The Company recognised its obligation to transfer profits under the PLTA by recognizing EUR 1,667 in current accounts payable as of 31 December 2006 offset with a corresponding reduction in invested equity.

In the regular course of business, the Company is exposed to certain financial risks which are hedged by either the local business or by Metsä Finance on positions held by the Company.  These risks are typically commodity (energy) prices, foreign currency exposure and translation risk of net investments in foreign entities.  The Company has elected not to allocate hedging positions of the Company specific risk, held by Metsä Finance, to the interim financial statements.

Note 5 - Commitments and contingencies

Commitments

Operating and finance lease commitments
The Company holds operating leases for certain vehicles and equipment.  Leasing liabilities for contracts exceeding 12 months and for non-cancellable operating leasing contracts were EUR 1,839 and EUR 819 for the three months ended 31 December 2007 and 2006, respectively.

The Company recognised finance lease assets in the amount of EUR 58,242 and EUR 70,796 and corresponding obligations in the amount of EUR 57,004 and EUR 68,107 as of 31 December 2007 and 2006, respectively.  Financial expenses recognised in relation to the finance lease arrangements amounted to EUR 707 and EUR 874 for the three months ended 31 December 2007 and 2006 and EUR 3,173 and EUR 3,475 in the years ended 31 December 2007 and 2006, respectively.

Non-cancellable purchase commitments
The Company has no non-cancellable purchase agreements as of 31 December 2007.

Guarantees and indemnifications

The Company has not entered into any agreements that would require it, as a guarantor, to recognise a liability for the fair value of obligations it has undertaken in issuing the guarantee.  All assets of the Company have been pledged by the Parent.

Warranties
The Company does not make express warranties on its products other than that such products comply with the Company’s specifications.  Based on historical experience, product quality claims are not material, and are charged against net sales when incurred.

Contingent liabilities

Customer claims and other litigation
The Company may be subject to various product liabilities, commercial and employment litigation, and other legal matters that are considered to be in the ordinary course of business. The Company has no legal reserve as of 31 December 2007 and 2006 pertaining to customer claims and other litigation. As of 31 December 2007 and 2006 there are no open legal matters, and management of the Company cannot reasonably estimate the outcome of potential legal proceedings, claims, or litigation.  Management believes that any such potential matters will not materially affect the Company’s financial position, results of operations, or cash flows.

ANNEXURE 2

INDEPENDENT REPORTING ACCOUNTANTS’ REPORT ON THE
HISTORICAL FINANCIAL INFORMATION OF THE ACQUIRED BUSINESS

“The Directors
Sappi Limited
Sappi House
48 Ameshoff Street
Braamfontein
Johannesburg
2001

Dear Sirs

REPORT OF THE INDEPENDENT REPORTING ACCOUNTANTS ON THE HISTORICAL FINANCIAL INFORMATION OF THE CARVE-OUT GRAPHICS PAPER BUSINESS OF M-REAL OYJ

1.	INTRODUCTION

Sappi Limited (“Sappi”) is issuing a Circular to Shareholders in order to obtain shareholder approval for the proposed acquisition of the Carve-out Graphics Paper Business of M-real Oyj (“M-real”) (“the Carve-out Graphics Business”).

At your request, and for purposes of the Circular to Shareholders to be dated on or about 9 October 2008 (“the Circular”), we present our report on the historical financial information of the Carve-out Graphics Paper Business, presented in Sections 1, 2 and 3 of Annexure 1 to the Circular, in compliance with the Listings Requirements of the JSE Limited (“the JSE Listings Requirements”).

The compilation, contents and presentation of the Circular, including the Report on the Historical Financial Information of the Carve-out Graphics Paper Business, are the responsibilities of the directors of Sappi.

2.	AUDIT OF THE COMBINED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2007

We have audited the combined financial statements of the Carve-out Graphics Paper Business, which comprise the combined balance sheet at 31 December 2007, and the combined income statement, the combined statement of changes in equity and the combined cash flow statement for the year ended 31 December 2007, and a summary of significant accounting policies and other explanatory notes as set out in Section 1 of Annexure 1 to the Circular.

Directors' responsibility for the combined financial statements

The directors of M-real are responsible for the preparation and fair presentation of the combined financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the combined financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Reporting accountant’s responsibility

Our responsibility is to express an opinion on the combined financial statements based on our audit.  We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance about whether the financial information is free from material misstatement.

Scope of audit

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements.  The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial information, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial information in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.  An audit also includes evaluating the appropriateness of accounting policies used, and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial information.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the combined financial statements present fairly, in all material respects, and for purposes of the Circular, the financial position of the Carve-out Graphics Paper Business as of 31 December 2007, and its financial performance and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our opinion, we draw attention to the fact that, as described in note 1, the Carve-out Graphics Paper Business has not operated as a separate entity.  The combined financial statements are therefore not indicative of the results of operations or financial position that would have occurred if the Carve-out Graphics Paper Business had been a separate stand-alone entity during the years presented or of the future results of the Carve-out Graphics Paper Business.

3.	REVIEWS OF THE COMBINED FINANCIAL STATEMENTS FOR THE YEARS ENDED 31 DECEMBER 2006 AND 2005

We have reviewed the combined financial statements of the Carve-out Graphics Paper Business, which comprise the combined balance sheets at 31 December 2006 and 2005, and the combined income statements, the combined statements of changes in equity and the combined cash flow statements for the years ended 31 December 2006 and 2005, and a summary of significant accounting policies and other explanatory notes as set out in Section 1 of Annexure 1 to the Circular.  These combined financial statements are the responsibility of the directors of M-real. Our responsibility is to issue a report on the combined financial information based on our review.

Scope of reviews

We conducted our reviews in accordance with International Standard on Review Engagements 2400, “Engagements to Review Financial Statements”.  A review of financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusions

Based on our reviews, nothing has come to our attention that causes us to believe that the combined financial statements do not present fairly in all material respects the financial position of the Carve-out Graphics Paper Business as of 31 December 2006 and 2005, and its financial performance and its cash flows for the years then ended, for the purposes of the Circular, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of matter

Without qualifying our conclusions, we draw attention to the fact that, as described in note 1, the Carve-out Graphics Paper Business has not operated as a separate entity.  The combined financial statements are therefore not indicative of the results of operations or financial position that would have occurred if the Carve-out Graphics Paper Business had been a separate stand-alone entity during the years presented or of the future results of the Carve-out Graphics Paper Business.

4.	REVIEWS OF THE CONDENSED COMBINED FINANCIAL INFORMATION FOR THE SIX MONTHS ENDED 30 JUNE 2008 AND 2007, AND THE THREE MONTHS ENDED 31 DECEMBER 2007 AND 2006

We have reviewed the condensed combined financial information of the Carve-out Graphics Paper Business, which comprise the condensed combined balance sheet at 30 June 2008, and the condensed combined income statements, the condensed combined statements of changes in equity and the condensed combined cash flow statements for the six months ended 30 June 2008 and 2007, and explanatory notes as set out in Section 2 of Annexure 1 to the Circular. We have also reviewed the condensed combined financial information of the Carve-out Graphics Paper Business, which comprise the condensed combined balance sheets at 31 December 2007 and 2006, the condensed combined income statements for the three months ended 31 December 2007 and 2006, and the condensed combined statements of changes in equity and the condensed combined cash flow statements for the year ended 31 December 2007 and 2006, and explanatory notes as set out in Section 3 of Annexure 1 to the Circular.  The condensed combined financial information is the responsibility of the directors of M-real.  Our responsibility is to issue a report on the condensed combined financial information based on our review.

Scope of reviews

We conducted our reviews in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”.  A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Conclusions

Based on our reviews, nothing has come to our attention that causes us to believe that the condensed combined financial information for the six months ended 30 June 2008 and 2007, and the condensed combined financial information for the periods ended 31 December 2007 and 2006, have not been prepared, in all material respects, for the purposes of the Circular, in accordance with International Accounting Standard 34 “Interim Financial Reporting”.

Emphasis of matter

Without qualifying our conclusions, we draw attention to the fact that, as described in note 1, the Carve-out Graphics Paper Business has not operated as a separate entity.  The condensed combined financial information is therefore not indicative of the results of operations or financial position that would have occurred if the Carve-out Graphics Paper Business had been a separate stand-alone entity during the periods presented or of the future results of the Carve-out Graphics Paper Business.

Yours sincerely

PRICEWATERHOUSECOOPERS INC
DIRECTOR: B.J. OLIVIER
REGISTERED AUDITOR
SUNNINGHILL
6 October 2008”

ANNEXURE 3

PRO FORMA BALANCE SHEET AND INCOME STATEMENT OF THE SAPPI GROUP

Sappi has entered into agreements (which are subject to the fulfilment of the conditions precedent) to acquire the Acquired Business for a consideration of approximately EUR750 million (US$1,184 million), less the third party net debt and adjusted by the variation from the target net working capital of EUR235 million (US$371 million), as determined in accordance with the master sales agreement on the date of completion. As of 30 June 2008 the third party debt was EUR88 million (US$139 million) and the variation to the target net working capital was EUR13 million (US$21 million). In addition, total acquisition expenses directly attributable to the transaction are estimated to be EUR19 million (US$30 million).

In accordance with the agreements, the aggregated purchase price, if the transaction occurred on 30 June 2008, is calculated as follows:

	EUR’m	US$’m
Gross purchase price	750	1,184
Adjusted for:
External third party debt	(88)	(139)
Acquisition costs	19	30
Working capital variation	13	21
	694	1,096
The purchase price will be funded as follows:
Cash (obtained from the proceeds from the rights issue)	432	682
Newly issued Sappi shares	50	79
Interest bearing vendor loan due to M-real	212	335
	694	1,096

In connection with the Transaction, Sappi will also enter into long term supply agreements with M-real for energy, wood and pulp and transitional marketing agreements for the outputs of the Husum PM8 machine and the Äänekoski PM2 machine. Management believes these contracts are executed at a market rate and therefore have not been reflected as a pro forma adjustment.

The pro forma adjustments reflect the acquisition and related financing transactions.  The unaudited pro forma condensed statements of operations for the year ended September 2007 and the period ended June 2008 give effect to the acquisition and related financing as if it occurred on 1 October 2006.  The unaudited pro forma condensed balance sheet for the period ended June 2008 gives effect to the acquisition and related financing as if it occurred on that balance sheet date.

Historical financial information for the Acquired Business as at and for the year ended December 2007, and as at and for the six months ended June 2008, and for the three months ended December 2007 appears elsewhere in this Circular. Historical financial information for all periods presented has been prepared on a full carve-out basis in accordance with IFRS as issued by the IASB, and is presented in Euros. The condensed six months ended June 2008 and the condensed three months ended December 2007 have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

The unaudited pro forma condensed financial statements have been derived using:

●
for the year ended September 2007, Sappi's audited historical group income statement for the year ended September 2007, and the audited carve-out income statement of the Acquired Business for the year ended December 2007 appearing elsewhere in this Circular.  The financial information for the Acquired Business has been converted from Euros into US dollars using the average exchange rate for the year ended December 2007 of EUR1 : US$1.3755;

●
for the nine months ended June 2008, Sappi's reviewed condensed interim group income statement for the nine months ended June 2008 and the reviewed condensed carve-out income statements of the Acquired Business for the six months ended June 2008, and the three months ended December 2007 appearing elsewhere in this Circular. Financial information for the Acquired Business for the six months ended June 2008 has been converted from Euros into US dollars using the average exchange rate for the six months ended June 2008 of EUR1 : US$1.5315, and for the three months ended December 2007, have been converted from Euros into US dollars using the average exchange rate for the three months ended December 2007 of EUR1 : US$1.4556;

●
as at June 2008, Sappi's reviewed condensed interim group balance sheet as at June 2008, and the reviewed condensed carve-out interim balance sheet of the Acquired Business as at June 2008 appearing elsewhere in this Circular.  Financial information for the Acquired Business as at June 2008 has been converted from Euros into US dollars using Sappi's June 2008 closing rate of EUR1 : US$1.5795.

As noted above, the pro forma adjustments reflect the acquisition and associated financing transactions.  The allocation of the purchase price reflected in the unaudited pro forma condensed financial statements is preliminary. It is based on estimated fair values and estimated purchase price and eventually will be adjusted based on a complete assessment of the fair value of the net assets acquired and final purchase price. The final purchase price allocation is dependent on, among other things, the finalization of asset and liability valuations. As at the date of this Circular, we have not completed the valuation studies necessary to finalize the fair values of the assets acquired and liabilities assumed and the related allocation of the purchase price. We have allocated the total estimated purchase price, calculated as described under ‘‘Notes to Unaudited Pro forma Condensed Balance Sheet’’, to the assets acquired and liabilities assumed based on preliminary estimates of their fair values. A final determination of these fair values will reflect, among other things, our consideration of a final valuation based on the actual net tangible and intangible assets, such as brands, order books, customer lists and intellectual property that exist as at the closing of the acquisition. Any final adjustment will change the allocation of the purchase price, which will affect the fair value assigned to the assets and liabilities and could result in a material change to the unaudited pro forma condensed financial statements, including a change to goodwill.

The unaudited pro forma adjustments give effect to events that are directly attributable to the acquisition and related financing, and are factually supportable.  The unaudited pro forma condensed financial statements are presented for information purposes only, and do not purport to represent what our actual results of operations or financial condition would have been had the acquisition and financing occurred on the dates indicated, nor are they necessarily indicative of future results of operations or financial condition.  In addition to the matters noted above, the unaudited condensed consolidated pro forma financial statements do not reflect the effect of:

●	anticipated synergies and efficiencies associated with combining the Sappi Group and the Acquired Business due to the adoption of best practices;

●	efficiencies in the permanent funding structure; and

●	movements in the US Dollar / Euro exchange rate.

The unaudited pro forma condensed financial statements should be read in conjunction with the information contained elsewhere in this Circular, Sappi's audited historical financial statements for the year ended September 2007 and the reviewed condensed interim financial statements for the period ended June 2008.

The directors of Sappi are responsible for the preparation of the unaudited pro forma balance sheet and income statements. The unaudited pro forma balance sheet and income statements as set out below should be read in conjunction with the report of the independent reporting accountants which is included as Annexure 4 to this Circular.  The unaudited pro forma financial results have been prepared in accordance with IFRS as issued by the IASB.

The unaudited pro forma balance sheet of the Sappi Group as at June 2008 has been prepared on the assumption that the proposed transactions were effected on 30 June 2008.

US$ million	Sappi Group	Acquired Business
	As at June 2008	As at June 2008	Pro forma adjustments	Notes	Pro forma
	(A)	(B)
ASSETS

Non-current assets	4,574	1,035	(85)		5,524
Property, plant and equipment	3,568	1,026	(294)	(1)	4,300
Plantations	556	-	-		556
Deferred taxation	56	-	83	(1)	139
Other non-current assets	394	9	126	(1)	529

Current assets	1,758	589	(16)		2,331
Inventories	789	206	-		995
Trade and other receivables	742	378	(11)	(1)	1,109
Cash and cash equivalents	227	5	(5)	(1)	227

TOTAL ASSETS	6,332	1,624	(101)		7,855

US$ million	Sappi Group	Acquired Business
	As at June 2008	As at June 2008	Pro forma adjustments	Notes	Pro forma
	(A)	(B)
EQUITY AND LIABILITIES

Shareholders’ equity	1,669	989	(228)	(1),(2)	2,430

Non-current liabilities	2,629	319	135		3,083
Interest-bearing borrowings	1,882	150	198	(1),(3)	2,230
Deferred taxation	384	71	(51)	(1)	404
Other non-current liabilities	363	98	(12)	(1)	449

Current liabilities	2,034	316	(8)		2,342
Interest-bearing borrowings	990	71	-		1,061
Bank overdraft	22	-	-		22
Other current liabilities	946	245	(8)	(1)	1,183
Taxation payable	76	-	-		76

TOTAL EQUITY AND LIABILITIES	6,332	1,624	(101)		7,855

Number of shares in issue at balance sheet date (in millions)	229.1				302.1
Net asset value per share (US$)	7.29				8.04
Net tangible asset value per share (US$)	7.25				7.59

* The number of shares in issue at balance sheet date has been adjusted by 73 million shares representing the estimated number of shares to be issued as consideration for the Acquired Business of EUR 50 / US$ 79 million and the proposed rights offering of EUR 450 / US$711 million. The number of Settlement Shares will be determined by reference to the volume weighted average share price of Sappi on the JSE during the 30 trading days prior to the date of the announcement of this acquisition. The number of rights offering shares was calculated using the Sappi closing share price on 26 September 2008 of ZAR81.50. The actual number of shares will be based on the relevant variable components of the financing and of the relevant agreements and, accordingly, the number of shares will change.

(A)	Financial information for the Sappi Group has been extracted without adjustment from Sappi's published condensed consolidated reviewed results as at June 2008.

(B)
The Acquired Business financial information has been extracted from the Acquired Business’s reviewed condensed Carve-out Financials as at June 2008. The Acquired Business’s balance sheet was converted from Euros into US Dollars at Sappi's June 2008 closing rate of EUR1 : US$1.5795. Refer to note 1 in the notes to the balance sheet as at June 2008 for a reconciliation of the Acquired Business’s balance sheet information as presented in the carve-out accounts as at June 2008 to Sappi’s presentation format above.

Pro-forma notes

(1)
The estimated price for the Acquired Businesses is EUR750 million (US$1,184 million), which is based on the enterprise value of the Acquired Business (as defined in the Master Agreement) less third party debt and adjusted by the variation from the target net working capital of EUR235 million (US$371 million).  The net debt at 30 June 2008 was EUR88 million (US$139 million) and the variation to the target net working capital was EUR13 million  (US$21 million). In addition, it is estimated that the costs incurred in connection with the acquisition will be approximately EUR19 million (US$30 million), resulting in an aggregated purchase price of EUR694 million (US$1,096 million) including fees. The actual cash and enterprise value of the Acquired Business will be determined at the Completion Date and accordingly will vary from that used in the preparation of the pro forma financials. Any variation could have a material impact on the cost of the Acquired Business and accordingly, the purchase price allocation.

The preliminary allocation of the estimated aggregate purchase price to the fair value of the assets and liabilities acquired is summarised below:

	EUR’m	US$’m
Net assets of the Acquired Business as at June 2008	626	989
Cash and cash equivalents *	(3)	(5)
VAT receivables *	(7)	(11)
Other current liabilities *	5	8
Other non-current liabilities *	8	12
Deferred tax liability **	32	51
Intercompany debt ***	87	137
Adjusted net assets as at June 2008	748	1,181
Decrease in property, plant and equipment ****	(186)	(294)
Tax effect thereon	52	83
Net assets acquired	614	970
Goodwill	80	126
Aggregate purchase price	694	1,096

*  These items were included in the Acquired Business condensed carve-out financials as at June 2008 but which are excluded from the Master Agreement.

**  This relates to the Kirkniemi and Kangas mills. As these are asset purchases, Sappi will not be taking over the tax history of these mills and therefore has reduced the deferred tax liability balance by this amount.

***  The intercompany debt will be assumed by Sappi and settled as part of the Transaction Consideration.

**** Management has preliminarily determined the fair value of the mills acquired to be less than the reported book value in the Carve-Out Graphic Paper business reviewed interim condensed combined balance sheet as of 30 June 2008.

The aforementioned purchase price allocation is preliminary. It is based on estimated fair values and eventually may require adjustment based on a complete assessment of the fair value of the net assets acquired. Any adjustments made to fair values of assets and liabilities acquired will impact on the purchase price allocation and could result in a material change to goodwill.

(2)	Adjustments to the equity balance consist of the following:

	EUR’m	US$’m
- Elimination of the Acquired Business historical equity	(626)	(989)
- Newly issued equity (a)	50	79
- Estimated additional equity in terms of the rights offering (b)	432	682
	(144)	(228)

(a)
As described in the introduction, a portion of the consideration to purchase the Acquired Business will be funded through the issuance of shares valued at EUR50 million (US$79 million). The number of shares issued will vary based on the purchase agreement. The purchase agreement states that the price of each share issued for the portion paid in shares will be determined by reference to the volume weighted average share price of Sappi on the JSE during a period of 30 trading days prior to the announcement of the signing of the Master Agreement based on the average EUR / ZAR daily closing exchange rate for the same period and such price per share is adjusted for issuances of shares by Sappi at a discount to market value and other specified actions taken by Sappi in respect of its capital prior to the Completion Date. In accordance with International Financial Reporting Standards, in determining the cost of the Acquired Business, the cost of the Settlement Shares issued by Sappi will be measured at their fair value at the date of exchange, which may differ from the market price on such date due to, among other things, the Lock-Up Deed.  To the extent that the price of the Settlement Shares as determined in accordance with the Master Agreement, differs from the fair value of the Settlement Shares on the date of the exchange, the cost of acquisition will vary. Any such difference could have a material impact on the cost of the Acquired Business.  In the preparation of this pro forma financial information, Sappi have assumed that the fair value of the Settlement Shares equates to the market price, and that the date of exchange is 30 June 2008.

(b)	The rights offering is for up to EUR450 million (US$711 million), and the estimated cost are expected to be EUR18 million (US$28million). This represents the net proceeds for the issuance of these shares. The number of shares will vary based on the offer price.

(3)	This pro forma adjustment reflects the changes in the interest bearing borrowings. A reconciliation is as follows:

	EUR’m	US$’m
Interest bearing vendor loan note	250	395
Variation in respect of third party debt and working capital	(38)	(60)
	212	335
Less: Intercompany debt per note 1 above	(87)	(137)
Pro forma adjustment	125	198

A portion of the Transaction Consideration will be funded by the issue of a vendor note payable to M-real amounting to EUR250 million (US$395 million). The amount of this note will vary according to the variation from EUR50 million in respect of third party debt and EUR235 million in respect of the target working capital. At 30 June 2008 these variations amounted to EUR38 million (US$60 million). The loan has a 48 month term, repayable in tranches of EUR10 million, before expiry date and ranks pari passu with existing long term debt.

Notes to the unaudited pro-forma balance sheet as at June 2008

(1)
The Acquired Business carve-out graphic paper business balance sheet presentation format differs in certain respects from that of Sappi. The table below conforms the Acquired Business carve-out graphic paper business information as at June 2008, appearing elsewhere in this document, into Sappi's reporting format.

	EUR’000		US$’000
	Acquired Business carve-out financial statements conformed	Abridging notes	Conformed presentation format
	As at June 2008
	(i)		(ii)
ASSETS

Non-current assets	655,449		1,035,281
Property, plant and equipment	649,531		1,025,934
Goodwill and intangibles	2,580		4,075
Other non-current assets	3,338	(iii)	5,272

Current assets	372,989		589.135

Inventories	130,572		206,238
Trade and other receivables	239,371	(iv)	378,086
Cash and cash equivalents	3,046		4,811

TOTAL ASSETS	1,028,438		1,624,416

EQUITY AND LIABILITIES

Shareholders’ equity	626,162		989,022

Non-current liabilities	202,044		319,128
Interest-bearing borrowings	95,231		150,417
Deferred taxation	44,664		70,547
Other non-current liabilities	62,149	(v)	98,164

Current liabilities	200,232		316,267
Interest-bearing borrowings	45,037		71,136
Trade and other payables	155,195		245,131
Taxation payable	–		–

Total equity and liabilities	1,028,438		1,624,416

(i) Financial information for the Acquired Business carve-out graphic paper business as at June 2008 has been extracted from the Acquired Business reviewed condensed results as at June 2008, appearing elsewhere in this Circular.

(ii) The conformed carve-out financial statements for the Acquired Business graphic paper business have been converted from Euros to US dollars at Sappi's June 2008 closing rate of EUR1 : US$1.5795.

Abridging notes

(iii) This represents the aggregation of the non-current financial receivables of EUR2,100 and other non-current assets of EUR1,238.

(iv) This represents the aggregation of the current financial receivables of EUR1,991, accounts receivable and non-interest bearing receivables for an amount of EUR237,252 and a current income tax receivable of EUR128.

(v) This represents the aggregation of post employment benefit obligations of EUR43,896, provisions of EUR1,810, and other non-current liabilities of EUR16,443.

UNAUDITED PRO FORMA INCOME STATEMENT OF THE SAPPI GROUP

The unaudited pro forma income statement of the Sappi Group as at September 2007 has been prepared on the assumption that the proposed transactions occurred on 01 October 2006.

US$’m	Sappi Group	Acquired Business
	Year ended September 2007	Year ended December 2007	Pro forma adjustments	Notes	Pro forma
	(A)	(B)

Sales	5,304	1,833	–		7,137

Cost of sales	4,591	1,722	(29)	(1)	6,284

Gross profit	713	111	29		853

Selling, general and administration expenses	362	119	–		481
Share of profit (loss) from associates and joint ventures	(10)	–	–		(10)
Other operating (income) expenses	(22)	(133)	–		(155)
Operating profit	383	125	29		537

Net finance costs	134	16	25		175
Finance costs	173	12	25	(2)	210
Finance revenue	(21)	(2)	–		(23)
Finance costs capitalised	(14)	–	–		(14)
Net foreign exchange gains	(13)	6	–		(7)
Net fair value loss on financial instruments	9	–	–		9

Profit (loss) before taxation	249	109	4		362

Taxation charge (benefit)	47	18	1	(3)	66

Profit (loss) for the year	202	91	3		296

Basic earnings per share (US cents)	89				98
Weighted average number of shares in issue (millions) *	227.8				300.8
Diluted earnings per share (US cents)	88				98
Weighted average number of shares on fully diluted basis (millions) *	230.5				303.5

* The number of shares in issue at balance sheet date has been adjusted by 73 million shares representing the estimated number of shares to be issued as consideration for the Acquired Business of EUR50 million  (US$79 million) and the proposed rights offering of EUR450 million (US$711 million). The number of Settlement Shares will be determined by reference to the volume weighted average share price of Sappi on the JSE during the 30 trading days prior to the date of the announcement of this acquisition adjusted for issuances of shares by Sappi at a discount to market value and other specified actions taken by Sappi in respect of its capital prior to the Completion Date. The number of rights offering shares was calculated using the Sappi closing share price on 26 September 2008 of ZAR81.50. The actual number of shares will be based on the relevant variable components of the financing and of the relevant agreements and, accordingly, the number of shares will change.

(A)	The Sappi financial information has been extracted without adjustment from Sappi's published consolidated audited results for the year ended September 2007.

(B)
The Acquired Business financial information has been extracted from the Acquired Business audited carve-out financials for the year ended December 2007. The Acquired Business income statement was converted from Euros into US Dollars using the average exchange rate for the year ended December 2007 of EUR1 : US$1.3755. Refer to note 1 in the notes to the income statement for the year ended September 2007 for a reconciliation of the Acquired Business income statement information as presented in the carve-out accounts for the year ended December 2007 to the Acquired Business carve-out information presented above.

Pro forma notes

(1)	Reflects the elimination of estimated historical depreciation charges associated with the decrease in property, plant and equipment in connection with the purchase price allocation.

(2)
The pro forma adjustment related to finance costs represents the incremental interest expense associated with the financing used to partially fund the acquisition of the Acquired Business. The adjustment is calculated as follows:

	EUR’m	US$’m
Vendor note loan	23	30
Less: historical interest on debt not acquired	(4)	(5)
Pro forma adjustment	19	25

The finance costs on the note payable of EUR212 million (US$335 million) has been determined based on fixed interest rates established in the vendor note agreement and calculated at 9% for the first 6 months, 12% for the next 6 months, 14% for the next 6 months and 15% thereafter.

(3)
Represents the tax effect of the pro forma adjustments described above at an estimated statutory tax rate for the combined group of 28.3%. We have applied this rate to all periods presented as we believe it is a rate indicative of our future tax rate. We have assumed that tax benefits created will be utilised to offset tax liabilities in these periods. However, our ability to utilise such assets is dependent on our taxable income and actual deferred tax liabilities. Accordingly, our future effective tax rate may differ significantly from the rate presented in these  unaudited pro forma condensed combined financial statements.

(4)	Headline Earnings Per Share

US$’m	Sappi Group	Acquired Business
	Year ended September 2007	Year ended December 2007	Pro forma adjustments	Notes	Pro forma
	(A)	(B)

Headline earnings per share (US cents)	82				51

Calculation of Headline earnings **
Profit for the year	202				296
Profit on disposal of property, plant and equipment	(24)				(24)
Asset impairments (reversals)	2				(152)
Tax effect of above items	6				32
Headline earnings	186				152

** Headline earnings disclosure is required by the JSE Limited.

The unaudited pro forma income statement of the Sappi Group as at June 2008 has been prepared on the assumption that the proposed transactions occurred on 01 October 2007.

US$’m	Sappi Group	Acquired Business	Acquired Business	Acquired Business
	Nine month period ended June 2008	Three month period ended December 2007	Six month period ended June 2008	Combined nine month period ended June 2008	Pro forma adjustments	Notes	Pro forma
	(A)	(B)	(C)

Sales	4,344	491	967	1,458	–		5,802

Cost of sales	3,782	448	956	1,404	(22)	(1)	5,164

Gross profit	562	43	11	54	(22)		638

Selling, general and administration expenses	294	56	46	102	–		396
Share of profit (loss) from associates and joint ventures	(6)	–	–	–	–		(6)
Other operating (income) expenses	(15)	(155)	23	(132)	–		(147)

Operating profit	289	142	(58)	84	22		395

Net finance costs	100	7	9	16	30		146
Net interest	106	3	5	8	30	(2)	144
Finance costs capitalised	(16)	–	–	–	–		(16)
Net foreign exchange gains	(3)	4	4	8	–		5
Net fair value loss on financial instruments	13	–	–	–	–		13

Profit (loss) before taxation	189	135	(67)	68	(8)		249

Taxation charge (benefit)	55	19	(9)	10	(2)	(3)	63

Profit (loss) for the year	134	116	(58)	58	(6)		186

Basic earnings per share (US cents)	59						62
Weighted average number of shares in issue (millions) *	228.7						301.7
Diluted earnings per share (US cents)	58						61
Weighted average number of shares on fully diluted basis (millions) *	230.9						303.9

* The number of shares in issue at balance sheet date has been adjusted by 73 million shares representing the estimated number of shares to be issued as consideration for the Acquired Business of EUR50 million (US$79 million) and proposed rights offering of EUR450 million (US$711 million). The number of Settlement Shares will be determined by reference to the volume weighted average share price of Sappi on the JSE during the 30 trading days prior to the date of the announcement of this acquisition adjusted for issuances of shares by Sappi at a discount to market value and other specified actions taken by Sappi in respect of its capital prior to the Completion Date. The number of rights offering shares was calculated using the Sappi closing share price on 26 September 2008 of ZAR81.50. The actual number of shares will be based on the relevant variable components of the financing and of the relevant agreements and, accordingly, the number of shares will change.

(A)	The Sappi financial information has been extracted without adjustment from Sappi's published consolidated reviewed results for the period ended June 2008.

(B)
The Acquired Business financial information has been extracted from the Acquired Business reviewed condensed carve-out financials for the three month period ended December 2007. The Acquired Business income statement was converted from Euros into US Dollars using the average exchange rate for the three months ended December 2007 of EUR1 : US$1.4556. Refer to note 1 in the notes to the income statement for the three month period ended December 2007 for a reconciliation of the Acquired Business income statement information as presented in the carve-out accounts for the three month period ended December 2007 to the Acquired Business carve-out information presented above.

(C)
The Acquired Business financial information has been extracted from the Acquired Business reviewed condensed Carve-out Financials for the six month period ended June 2008. The Acquired Business income statement was converted from Euros into US Dollars using the average exchange rate for the six months ended June 2008 of EUR1 : US$1.5315. Refer to note 1 in the notes to the income statement for the six month period ended June 2008 for a reconciliation of the Acquired Business income statement information as presented in the carve-out accounts for the six month period ended June 2008 to the Acquired Business carve-out information presented above.

Pro forma notes

(1)	Reflects the elimination of estimated historical depreciation charges associated with the decrease in property, plant and equipment in connection with purchase price allocation.

(2)
The pro forma adjustment related to finance costs represents the incremental interest expense associated with the financing used to partially fund the acquisition of the Acquired Business. The adjustment is calculated as follows:

	EUR’m	US$’m
Vendor loan note	23	35
Less: historical interest on debt not acquired	(3)	(5)
Pro forma adjustment	20	30

The finance costs on the note payable of EUR212 million (US$335 million) has been determined based on fixed interest rates established in the vendor note agreement and calculated at 9% for the first 6 months, 12% for the next 6 months, 14% for the next 6 months and 15% thereafter.

(3)
Represents the tax effect of the pro forma adjustments described above at an  estimated statutory tax rate for the combined group of 28.3%. We have applied this rate to all periods presented as we believe it is a rate indicative of our future tax rate. We have assumed that tax benefits created will be utilised to offset tax liabilities in these periods. However, our ability to utilise such assets is dependent on our taxable income and actual deferred tax liabilities. Accordingly, our future effective tax rate may differ significantly from the rate presented in these unaudited pro forma condensed combined financial statements.

(4)	Headline Earning Per Share

US$’m	Sappi Group	Acquired Business	Acquired Business	Acquired Business
	Nine month period ended June 2008	Three month period ended December 2007	Six month period ended June 2008	Combined nine month period ended June 2008	Pro forma adjustments	Notes	Pro forma
	(A)	(B)	(C)

Headline earnings per share (US cents)	58						18

Calculation of Headline earnings **
Profit for the year	134						186
Profit on disposal of property, plant and equipment	(5)						(5)
Asset impairments (reversals)	3						(160)
Tax effect of above items	1						28
Headline earnings	133						49

** Headline earnings disclosure is required by the JSE Limited.

Notes to the unaudited pro forma condensed consolidated income statement for the year ended December 2007

(a)
The Acquired Business income statement presentation format differs in certain respects from that of Sappi. The table below conforms the Acquired Business information for the year ended December 2007, appearing elsewhere in this document, to Sappi's reporting format.

	EUR’000		EUR’000		EUR’000	US$’000
	Year ended				Conformed	Conformed
	December 2007	Abridging notes	Reclassifications	Reclassification notes	presentation format	presentation format
	(i)		(A),(B)			(ii)

Sales	1,332,787		–		1,332,787	1,833,249

Cost of sales	1,239,379	(a)	12,448	(1),(2)	1,251,827	1,721,888

Gross profit	93,408		(12,448)		80,960	111,361

Selling, general and administration expenses	–		86,508	(1)	86,508	118,992
Share of profit (loss) from associates and joint ventures	–		–		–	–
Other operating (income) expenses	2,571	(b)	(98,956)	(2)	(96,385)	(132,578)

Operating profit	90,837		–		90,837	124,947

Net finance costs	11,644		–		11,644	16,016
Finance costs	8,687		–		8,687	11,949
Finance revenue	(1,153)		–		(1,153)	(1,586)
Net foreign exchange gains	4,110		–		4,110	5,653

Profit before taxation	79,193		–		79,193	108,931

Taxation charge	12,740		–		12,740	17,524

Profit for the year	66,453		–		66,453	91,407

(i) The Acquired Business financial information has been extracted from the Acquired Business audited results for the year ended December 2007.

(ii) The conformed carve out income statement for the Acquired Business Graphic Paper business has been converted from Euros to US dollars using the average rate for the 12 months to December 2007 of EUR1 : US$1.3755.

Abridging notes

(a) This represents the aggregation of change in stocks of finished goods and work in progress for EUR2,527,  purchases during the financial period of EUR919,488, external services of EUR76,123, employee costs of EUR145,579, depreciation and amortisation cost of EUR95,662.

(b) This represents other operating income of (EUR15,452), the impairment reversal of (EUR151,000) and other operating expenses of EUR169,923.

Reclassification notes

(A)	Financial information for the Acquired Business for the year ended December 2007 is included in the Acquired Businesses audited financial statements, appearing elsewhere in this Circular.

(B)
The Acquired Business income statement presentation is by nature of expense while Sappi income statement presentation is by function. As a result certain presentation reclassifications have been performed to conform to Sappi's presentation format. These reclassifications from cost of sales are as follows:

(1)
EUR86,508 has been reallocated to selling, general and administration expenses (SG&A). These expenses include costs such as personnel, marketing and general office expenses that are not directly related to the cost of production of goods.

(2)
(EUR98,956) has been reallocated to other operating expenses. Included in this income (expense) function are items of income or expense which are material by nature or amount to the operating results and require separate disclosure. Under Sappi's accounting policies, such items would generally include profit and loss on disposal of property, investments and business, asset impairments, restructuring charges, financial impacts of natural disasters and non-cash gains or losses on the price fair value adjustment of plantations.

Notes to the unaudited pro forma condensed consolidated income statement for the three month period ended December 2007

a.
The Acquired Business income statement presentation format differs in certain respects from that of Sappi. The table below conforms the Acquired Business information for the three month period ended December 2007, appearing elsewhere in this document, into Sappi's reporting format.

	EUR’000		EUR’000		EUR’000	US$’000
	3 month period ended December 2007	Abridging notes	Reclassifications	Reclassification notes	Conformed presentation format	Conformed presentation format
	(i)		(A),(B)			(ii)

Sales	337,225		–		337,225	490,865

Cost of sales	352,958	(a)	(45,392)	(1),(2)	307,566	447,693

Gross (loss) profit	(15,733)		45,392		29,659	43,172

Selling, general and administration expenses	–		38,482	(1)	38,482	56,014
Share of profit (loss) from associates and joint ventures	–		–		–	–
Other operating (income) expenses	(113,392)	(b)	6,910	(2)	(106,482)	(154,995)

Operating profit	97,659		–		97,659	142,153

Net finance costs	4,323		–		4,323	6,293
Finance costs	2,319		–		2,319	3,376
Finance revenue	(431)		–		(431)	(627)
Net foreign exchange gains	2,435		–		2,435	3,544

Profit before taxation	93,336		–		93,336	135,860

Taxation charge	13,275		–		13,275	19,323

Profit for the period	80,061		–		80,061	116,537

(i) The Acquired Business financial information has been extracted from the Acquired Business reviewed condensed results for the 3 month period ended December 2007.

(ii) The conformed carve out income statement for the Acquired Business graphic paper business has been converted from Euros to US dollars using the average exchange rate for the three months ended December 2007 of EUR1 : US$1.4556.

Abridging notes

(a) This represents the aggregation of change in stocks of finished goods and work in progress for EUR11,107, purchases during the financial period of EUR234,956, external services of EUR20,217, employee costs of EUR32,750, depreciation and amortisation of EUR53,928.

(b) This represents other operating income of (EUR5,355), the impairment reversal of (EUR151,000) and other operating expenses of EUR42,963.

Reclassification notes

(A)	Financial information for the Acquired Business for the 3 months ended December 2007 is included in the Acquired Businesses reviewed condensed results, appearing elsewhere in this Circular.

(B)
The Acquired Business income statement presentation is by nature of expense while Sappi income statement presentation is by function. As a result certain presentation reclassifications have been performed to conform to Sappi's presentation format. These reclassifications are as follows:

(1)
EUR38,482 has been reallocated to selling, general and administration expenses (SG&A). These expenses include costs such as personnel, marketing and general office expenses that are not directly related to the cost of production of goods.

(2)
EUR6,910 has been reallocated to other operating (income) expenses. Included in this income (expense) function are items of income or expense which  are material by nature or amount to the operating results and require separate disclosure. Under Sappi's accounting policies, such items would generally include profit and loss on disposal of property, investments and business, asset impairments, restructuring charges, financial impacts of natural disasters and non-cash gains or losses on the price fair value adjustment of plantations.

Notes to the unaudited pro forma condensed consolidated income statement for the six month period ended June 2008

a.
The Acquired Business income statement presentation format differs in certain respects from that of Sappi. The table below conforms the Acquired Business information for the six month period ended June 2008, appearing elsewhere in this document, into Sappi's reporting format.

	EUR’000		EUR’000		EUR’000	US$’000
	6 month period ended June 2008	Abridging notes	Reclassifications	Reclassification notes	Conformed presentation format	Conformed presentation format
	(i)		(A),(B)			(ii)

Sales	631,239		–		631,239	966,743

Cost of sales	599,522	(a)	24,864	(1),(2)	624,386	956,247

Gross profit	31,717		24,864		6,853	10,496

Selling, general and administration expenses	–		30,106	(1)	30,106	46,107
Share of profit (loss) from associates and joint ventures	–		–		-	-
Other operating (income) expenses	69,768	(b)	(54,970)	(2)	14,798	22,663

Operating loss	(38,051)		–		(38,051)	(58,274)

Net finance costs	5,625		–		5,625	8,614
Finance costs	3,775		–		3,775	5,781
Finance revenue	(457)		–		(457)	(700)
Net foreign exchange gains	2,307		–		2,307	3,533

Loss before taxation	(43,676)		–		(43,676)	(66,888)

Taxation benefit	(5,835)		–		(5,835)	(8,936)

Loss for the period	(37,841)		–		(37,841)	(57,952)

(i) The Acquired Business financial information has been extracted from the Acquired Business reviewed condensed results for the six month period ended June 2008.

(ii) The conformed carve out income statement for the Acquired Business graphic paper business has been converted from Euros to US dollars using the average exchange rate for the six months ended June 2008 of EUR1 : US$1.5315.

Abridging notes

(a) This represents the aggregation of change in stocks of finished goods and work in progress for (EUR2,919),  purchases during the financial period of EUR451,693, external services of EUR37,893, employee costs of EUR75,044, depreciation and amortisation cost of EUR37,811.

(b) This represents other operating income of (EUR14,798) and other operating expenses of EUR84,566.

Reclassification notes

(A)	Financial information for the Acquired Business for the six months ended 30 June 2008 is included in the Acquired Businesses reviewed condensed results, appearing elsewhere in this Circular.

(B)
The Acquired Business income statement presentation is by nature of expense while Sappi income statement presentation is by function. As a result certain presentation reclassifications have been performed to conform to Sappi's presentation format. These reclassification are as follows:

(1)
EUR30,106 has been reallocated to selling, general and administration expenses (SG&A). These expenses include costs such as personnel, marketing and general office expenses that are not directly related to the cost of production of goods.

(2)
(EUR54,970) has been reallocated to other operating (income) expenses. Included in this income (expense) function are items of income or expense which  are material by nature or amount to the operating results and require separate disclosure. Under Sappi's accounting policies, such items would generally include profit and loss on disposal of property, investments and business, asset impairments, restructuring charges, financial impacts of natural disasters and non-cash gains or losses on the price fair value adjustment of plantations.

ANNEXURE 4
INDEPENDENT REPORTING ACCOUNTANTS’ REPORT ON THE UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE SAPPI GROUP

“The Directors
Sappi Limited
48 Ameshoff Street
Braamfontein
2001

Dear Sirs

INDEPENDENT REPORTING ACCOUNTANTS’ ASSURANCE REPORT ON THE PRO FORMA FINANCIAL INFORMATION RELATING TO THE PROPOSED ACQUISITION BY SAPPI LIMITED (“SAPPI”) OF THE GRAPHIC PAPER BUSINESS OF M-real

We have performed our limited assurance engagement in respect of the pro forma financial information set out in paragraph 12 and Annexure 3 of the Circular dated on or about 10 October 2008 issued in connection with the acquisition of the graphic paper business by Sappi from M-real Corporation, that is the subject of this Circular of Sappi. The pro forma financial information has been prepared in accordance with the requirements of the JSE Limited (“JSE”) Listings Requirements, for illustrative purposes only, to provide information about how the Transaction and Financing thereof might have affected the reported historical financial information presented, had the corporate action been undertaken at the commencement of the period or at the date of the pro forma balance sheet being reported on.

Directors’ responsibility
The directors are responsible for the compilation, contents and presentation of the pro forma financial information contained in the Circular and for the financial information from which it has been prepared. Their responsibility includes determining that: the pro forma financial information has been properly compiled on the basis stated; the basis is consistent with the accounting policies of Sappi; and the pro forma adjustments are appropriate for the purposes of the pro forma financial information disclosed in terms of the JSE Listings Requirements.

Reporting accountants’ responsibility
Our responsibility is to express our limited assurance conclusion on the pro forma financial information included in the Circular to Shareholders. We conducted our assurance engagement in accordance with the International Standard on Assurance Engagements applicable to Assurance Engagements Other Than Audits or Reviews of Historical Financial Information and the Guide on Pro Forma Financial Information issued by SAICA.
This standard requires us to obtain sufficient appropriate evidence on which to base our conclusion.

We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Sources of information and work performed
Our procedures consisted primarily of comparing the unadjusted financial information with the source documents, considering the pro forma adjustments in light of the accounting policies of Sappi, the issuer, considering the evidence supporting the pro forma adjustments and discussing the adjusted pro forma financial information with the directors of the company in respect of the corporate actions that are the subject of this Circular.

In arriving at our conclusion, we have relied upon financial information prepared by the directors of Sappi and other information from various public, financial and industry sources.

While our work performed has involved an analysis of the historical published audited financial information and other information provided to us, our assurance engagement does not constitute an audit or review of any of the underlying financial information conducted in accordance with International Standards on Auditing or International Standards on Review Engagements and accordingly, we do not express an audit or review opinion.
In a limited assurance engagement, the evidence-gathering procedures are more limited than for a reasonable assurance engagement and therefore less assurance is obtained than in a reasonable assurance engagement. We believe our evidence obtained is sufficient and appropriate to provide a basis for our conclusion.

Conclusion
Based on our examination of the evidence obtained, nothing has come to our attention, which causes us to believe that, in terms of the section 8.17 and 8.30 of the JSE Listings Requirements:

▪	the pro forma financial information has not been properly compiled on the basis stated;
▪	such basis is inconsistent with the accounting policies of the issuer; and
▪	the adjustments are not appropriate for the purposes of the pro forma financial information as disclosed.

Consent
We consent to the inclusion of this report, which will form part of the Circular, to be issued on or about 10 October 2008, in the form and context in which it will appear.

Deloitte & Touche
Registered Auditors
Per M J Comber
Partner
Deloitte & Touche
Deloitte Place
The Woodlands
20 Woodlands Drive
Woodmead
2196

Date: 6 October 2008”

ANNEXURE 5

MATERIAL LOANS RELATING TO LOANS MADE TO THE SAPPI GROUP

Sappi has no debentures and no loan capital.

Currency Rate(9)	Interest	Balance Sheet Value as at 31 September, 2007	Security / Cession	Expiry	Financial Covenants
Redeemable bonds

Public bond (11) (17) USD	Variable(7)	USD486 million(2, 3, 6)	Unsecured	Jun-12	No financial covenants
Public bond (11) (18) USD	Variable(7)	USD237 million(2, 3, 6)	Unsecured	Jun-32	No financial covenants
Town of Skowhegan USD (12)	Variable(7)	USD32 million(6)	Land and Buildings (partially)	Oct-15	No financial covenants
Town of Skowhegan USD (12)	Variable(7)	USD29 million(6)	Land and Buildings (partially)	Nov-13	No financial covenants
Michigan Strategic Fund & City of Westbrook USD (12)	Variable(7)	USD46 million(6)	Land and Buildings (partially)	Jan-22	No financial covenants
Public bond ZAR (13) (19)	Fixed	ZAR1,000 million	Unsecured	Jun-13	No financial covenants
Public bond ZAR (13) (19)	Fixed	ZAR1,000 million	Unsecured	Oct-11	No financial covenants
Securitisation Arrangements
State Street Bank(10) (14) EUR	Variable	EUR157 million	Trade receivables	Revolving facility	EBITDA to net interest and net debt to capitalisation(5)
State Street Bank(10) (14) USD	Variable	USD74 million	Trade receivables	Revolving facility	EBITDA to net interest and net debt to capitalisation(5)
State Street Bank(10) (14) USD	Variable	USD71 million	Trade receivables	Revolving facility	EBITDA to net interest and net debt to capitalisation(5)
Capitalised leases
Standard Bank (13) ZAR	Fixed	ZAR85 million(1)	Plant and equipment	Oct-08	No financial covenants
Rand Merchant Bank (13) ZAR	Fixed	ZAR170 million(1)	Buildings	Sep-15	No financial covenants

Currency Rate(9)	Interest	Balance Sheet Value as at 31 September, 2007	Security / Cession	Expiry	Financial Covenants
Unsecured bank term loans

Österreichische Kontrollbank (16) EUR	Fixed	EUR35 million (1,2,8)		Revolving facility	EBITDA to net interest and net debt to capitalisation(5)
Österreichische Kontrollbank(15) EUR	Fixed	EUR398 million (2,6,8)		Dec-10	EBITDA to net interest and net debt to capitalisation(5)
ABN AMRO (15) USD	Fixed	USD21 million		May-09	No financial covenants
Österreichische Kontrollbank (15) USD	Fixed	USD38 million (2,6,8)		Jun-10	EBITDA to net interest and net debt to capitalisation(5)
Syndicated loan agent is:
BNP Paribas (16) EUR	Variable	EUR100 million (2,8)		Jun-10	EBITDA to net interest and net debt to capitalisation(5)
BNP Paribas (16) CHF	Variable	CHF165 million (2,8)		Jun-10	EBITDA to net interest and net debt to capitalisation(5)
Nedbank (16) ZAR	Fixed	ZAR348 million (1)		Jan-11	No financial covenants
Commerzbank (16) ZAR	Fixed	ZAR146 million (1)		Mar-10	No financial covenants
Calyon (16) ZAR	Variable	ZAR66 million (1,4)		Oct-09	EBITDA to net interest and net debt to capitalisation(5)
Raiffeisen Zentralbank Österreich AG (RZB) Bank(15) EUR	Fixed	EUR10 million		Dec-09	No financial covenants
Sanlam Bank (16) ZAR	Fixed	ZAR107 million		Nov-12	No financial covenants
Sanlam Bank (16) ZAR	Fixed	ZAR105 million		Jan-13	No financial covenants
Sanlam Bank (16) ZAR	Fixed	ZAR26 million		Jan-13	No financial covenants

(1)	The value outstanding equals the total facility available.
(2)	In terms of the agreement, limitations exist on liens, sale and leaseback transactions and mergers and consolidation. Sappi Limited must maintain a majority holding in Sappi Paper Holding GmbH Group.
(3)
Sappi Papier Holding GmbH, Sappi Limited or Sappi International SA may at any time redeem the June 2012 and 2032 public bonds (the “Securities”) in whole or in part at a redemption price equal to the greater of (i) 100% of the principal amount of the Securities to be redeemed and (ii) a make-whole amount based upon the present values of remaining payments at a rate based upon yields of specified US treasury securities plus 25 basis points, with respect to the 2012 Securities, and 30 basis points, with respect to the 2032 Securities, together with, in each case, accrued interest on the principal amount of the securities to be redeemed to the date of redemption.

(4)	The financial covenant relates to the financial position of Sappi Manufacturing, a wholly owned subsidiary of Sappi Limited.
(5)	Financial covenants relate to the Sappi Limited Group.
(6)
The principal value of the loans/bonds corresponds to the amount of the facility, however, the outstanding amount has been adjusted by the discounts paid upfront and the fair value adjustments relating to hedge accounting.

(7)
Fixed rates have been swapped into variable rates. These swaps are subject to hedge accounting in order to reduce as far as possible the fair value exposure. Changes in fair value of the underlying debt which are attributable to changes in credit spread have been excluded from the hedging relationship.

(8)	A limitation exists on the disposal of assets. Sappi Limited must maintain a majority in Sappi Papier Holding GmbH Group.
(9)
The nature of the variable rates for the group bonds is explained in note 31 to the 2007 financial statements. The nature of the interest rates is determined with reference to the underlying economic hedging instrument.

(10)	Trade receivables have been securitised for the amounts outstanding.
(11)	Refinancing of existing debt.
(12)	Assumed debt relating to prior acquisitions.
(13)	Financing for capital expenditure.
(14)	Accounts receivable securitisation programme.
(15)	Prior acquisition funding.
(16)	Business operations / working capital funding.
(17)	6.75% Guaranteed Note due 2012 of an amount of USD500 million. The bond was entered into on 10 June 2002 by Sappi Papier Holding AG and Sappi International AG, with Sappi Limited as Guarantors.
(18)	7.5% Guaranteed Notes due 2032 of an amount of USD250 million. The bond was entered into by Sappi Papier Holding AG, with Sappi Limited and Sappi International S.A. as Guarantors.
(19)	Domestic Medium Term Notes.

DEBT REPAYMENT SCHEDULE

Debt Repayable within 12 months:
	Currency	Short-term debt (millions)	Repayment of short term debt
Sappi Europe
Austria – Various	EUR	1,377	Cash Resources
Belgium – RZB Bond	EUR	4,662	Cash Resources
Belgium – Rabobank	EUR	245	Cash Resources
Belgium – KBC	EUR	544	Cash Resources

Sappi Manufacturing
RMB – Building	ZAR	832	Cash Resources
FNB – Usutu	ZAR	860	Cash Resources
Calyon Bank	ZAR	6,403	Cash Resources

Group Treasury
Syndication (Tranche A)	CHF	141,724	Syndicated loan until June 2010. Rolled quarterly

Interest-bearing borrowings

The table below provides information about Sappi’s non-current borrowings that are sensitive to changes in interest rates. The table presents discounted cash flows by expected maturity dates. The average fixed effective interest rates presented below are based on weighted average contract rates applicable to the amount expected to mature in each respective year. Forward looking average variable effective interest rates for the financial years ended September 2007 and thereafter are based on the yield curves for each respective currency as published by Reuters on 30 September 2007. The information is presented in US$, which is the group’s reporting currency.

US$ million	Expected maturity date
	2008	2009	2010	2011	2012	2013+	Total carrying value	2007 Fair value	2006 Carrying value	2006 Fair value
US Dollar
Fixed rate	17	–	38	–	–	–	55	56	54	44
Average interest rate (%)	6.13	–	4.49	–	–	–	5.01		4.5
Variable rate (1)(2)	145	–	–	–	469	332	946	947	1,071	1,174
Average interest rate (%)	4.86	–	–	–	7.83	7.87	7.39		7.1
Euro
Fixed rate	128	6	6	570	1	5	716	721	651	673
Average interest rate (%)	5.02	5.97	6.13	4.62	2.49	2.46	4.69	–	4.7	–
Variable rate (1)(3)	297	–	–	–	–	–	297	297	273	273
Average interest rate (%)	3.98	–	–	–	–	–	3.98	–	3.7	–
Rand
Fixed rate	6	7	23	53	149	161	399	408	235	150
Average interest rate (%)	9.42	9.56	8.69	8.84	10.65	9.53	9.81	–	9.6	–
Variable rate (1)(4)	36	6	2	–	–	–	44	44	44	44
Average interest rate (%)	9.84	9.86	9.86	–	–	–	9.84	–	8.7	–
Swiss Franc
Variable rate	142	–	–	–	–	–	142	142	–	–
Average interest rate (%)	3.3	–	–	–	–	–	3.3	–	–	–
Total
Fixed rate	151	13	67	623	150	166	1,170	1,184	940	867
Average interest rate (%)	5.32	7.93	6.10	4.98	10.57	9.33	6.46	–	5.9	–
Variable rate	620	6	2	–	469	332	1,429	1,429	1,388	1,491
Average interest rate (%)	4.38	9.86	9.86		7.83	7.87	6.36	–	6.5	–
Fixed and variable	771	19	69	623	619	498	2,599	2,613	2,328	2,358
Current portion							771	764	694	695
Long term portion							1,828	1,898	1,664	1,695
Total Interest-bearing borrowings							2,599	2,662	2,328	2,390

The fair value of non-current borrowings is estimated by Sappi based on the rates from market quotations for non-current borrowings with fixed interest rates and on quotations provided by internationally recognised pricing services for notes, exchange debentures and revenue bonds.

The above mentioned fair values do not include Sappi’s own credit risk.  Based on Sappi’s rating as per 30 September 2007 the fair value relating to the fixed rate debt, adjusted with a credit spread for Sappi’s own risk, would amount to a decrease in fair value of US$63.8 million.  The impact would have been equivalent as per September 2006 because Sappi’s rating did not change compared to last year.

(1)	Includes fixed rate loans where fixed-for-floating rate swap contracts have been used to convert the exposure to floating rates. Some of the swaps do not cover the full term of loans.
(2)	The US Dollar floating interest rates is based on the London Inter-bank Offer Rate (LIBOR)
(3)	The Euro floating interest rates is based on the European Inter-bank Offer Rate (EURIBOR)
(4)	The Rand floating rates are predominately based on the Johannesburg Inter-bank Asking rate (JIBAR)

The range of interest rates in respect of all non-current borrowings comprising both fixed and floating rate obligations, is between 2.46 % and 10.65% (depending on currency).   At September 2007, 45 % of Sappi’s non-current borrowings were at fixed rates of interest, and 55 % were at floating rates.  Floating rates of interest are based on LIBOR (London Inter-bank Offered Rate - for USD borrowings), on EURIBOR (European Inter-bank Offered Rate - for Euro denominated borrowings) and on JIBAR (Johannesburg Inter-bank Agreed Rate - for SA borrowings). Fixed rates of interest are based on contract rates.

Sappi’s southern African operations have in the past been particularly vulnerable to adverse changes in short-term domestic interest rates, as a result of the volatility in interest rates in South Africa.   During 2007  however domestic interest rates have increased from 8.5 % to 10.2% for the 3-month JIBAR.

In 2006, Sappi Manufacturing Pty Ltd converted ZAR 1 billion worth of short term funding by raising a bond in the local market under its medium term note program (DMTN). The bonds are repayable in 2013 and bear interest at a fixed rate of 9.34% payable semi-annually.

Sappi Forest Products issued a second tranche of R1bn (SMF2) under its DMTN programme on 25 September 2007.  The bond was issued at a fixed rate of 10.64% maturing 14 October 2011 and was 1½ times oversubscribed.

Interest rate derivatives

Sappi uses interest rate options, caps, swaps and interest rate and currency swaps as a means of managing interest rate risk associated with outstanding debt entered into in the normal course of business.   Sappi does not use these instruments for speculative purposes.   Interest rate derivative financial instruments are subject to hedge accounting, where applicable and as appropriate under International Financial Reporting Standards.

There are four existing US$ interest rate swaps for the total amount of US$750 million converting fixed rates of 6.75% and 7.5% into variable rates and three US$ interest rate swap contracts for the total amount of US$106.6 million, converting US$ fixed interest rates of 5.90%, 7.38% and 6.65% respectively, into 6-month US$ Libor floating rates.  All swaps are subject to hedge accounting in order to reduce as much as possible the fair value exposure. As the critical terms of the swaps match the critical terms of the underlying debt, the hedge is highly effective. Changes in the fair value of the underlying debt, attributable to changes in the credit spread are excluded from the hedging relationship.

At September 2007 Sappi had in total seven US$ swap contracts outstanding for a total amount of US$857 million and the swaps had a negative total fair value of US$10 million (2006: seven contracts, total amount US$857 million, negative fair value US$23 million).

At September 2007, Sappi had an interest rate and currency swap  (IRCS) contract outstanding for the amount of US$350 million with a positive fair value of US$136 million.  This swap converts future US$ cash flows into GBP and fixed US$ interest rates into fixed GBP interest rates (2006: US$350 million with a fair value of US$102 million).

Instrument	Interest Rate	Maturity date	Nominal value	Fair value * favourable (unfavourable)
			US$ million	US$ million
Interest rate swaps:	6.75% to variable (LIBOR)	June 2012	250	(5)
	6.75% to variable (LIBOR)	June 2012	200	(6)
	6.75% to variable (LIBOR)	June 2012	50	(1)
	7.50% to variable (LIBOR)	June 2012	250	(2)
	5.90% to variable (LIBOR)	November 2013	28	–
	7.38% to variable (LIBOR)	July 2014	44	1
	6.65% to variable (LIBOR)	October 2014	35	1

Interest rate and currency swaps:	US Dollar 6.30% into Pound Sterling 6.66%	December 2009	350	137

Total				125
* This refers to the carrying value

The fair value of interest rate swaps and IRCS is the estimated amount that Sappi would pay or receive to terminate the agreement at the balance sheet date, taking into account current interest rates and the current creditworthiness of the counterparties.

ADDITIONAL MATERIAL LOANS OF THE GROUP SUBSEQUENT TO THE PROPOSED TRANSACTIONS

As a consequence of the proposed transactions, Sappi and its subsidiaries will have the following additional debt:

Holder	M-real
Issuer	Sappi Papier Holdings
Nature of debt / loan	Acquired business acquisition funding
Loan amount	€ 250 million
Guarantees	Guaranteed jointly and severally by Sappi, Sappi International SA and Sappi Trading Pulp AG
Security	Unsecured
Guarantor	Sappi, Sappi International and Sappi Trading Pulp
Repayment terms	48 month term, Sappi has the right to repay in tranches of € 10 million, before expiry date
Interest rate	First 6 months 9% per annum Second 6 months 12% per annum
Third 6 months 14% per annum
Thereafter 15% per annum
Type of interest rate	Fixed per period stated above

ANNEXURE 6
DETAILS ON THE DIRECTORS AND SENIOR MANAGEMENT OF SAPPI AND ITS MAJOR SUBSIDIARIES

DETAILS ON THE DIRECTORS OF SAPPI

Executive directors of Sappi

Roeloff (Ralph) Jacobus Boëttger	Chief Executive Officer
Age	47
Business Address	Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, South Africa
Occupation	Executive Director, Sappi (Chief Executive Officer)
Nationality	South African
Qualification	BAcc Hons, CA (SA)
Experience
At the age of 34 he was appointed Chief Executive Officer of Safair and the next year appointed to the executive committee of Safmarine Limited. From 1998 until July 2007 he was the Chairman of the Aviation Division with Imperial Holdings Limited following Imperial’s acquisition of Safair and from 2002 he was an Executive Director of Imperial Holdings with responsibility for their local and international logistics operations, the aviation division and the heavy commercial vehicle distribution operations. His field of responsibility encompassed businesses operating in Southern Africa, numerous European countries, the Middle East and Asia.

Directorships in the last five years
Current
Sappi Limited, Ralph Boëttger Farming (Pty) Ltd, Ralph Boëttger Investments (Pty) Ltd, Sappi Forest Products (Pty) Ltd, Sappi Manufacturing (Pty) Limited, Sappi Esus Beteiligungsverwaltungs GmbH, SD Warren Company, SDW Holdings Corporation
Former
ACL Aviation Ltd, Safair (Pty) Ltd, SFCM Aviation (Pty) Limited, Air Contractors (Ireland) Limited, National Airways and Finance Corporation Limited, National Airways Corporation (Pty) Limited, Imperial Group (Pty) Ltd, Tyco Truck Manufacturers (Pty) Ltd, Megafreight Services (Pty) Ltd, Safair Lease Finance (Pty) Ltd, SLF 32632 Operations (Pty) Ltd, SLF/KLM Operations (Pty) Ltd, SLF 32632 Operations (Pty) Ltd, SLF 32633 Operations (Pty) Ltd, Imperial Holdings Limited, SLF 32634 Operations (Pty) Ltd, SLR 32635 Operations (Pty) Ltd, Associated Motor Holdings (Pty) Ltd, Tyco International (Pty) Ltd, BAC Group, Naturelink Charters (Pty), Imperial Commercials

Mark Richard Thompson
Age	56
Business Address	Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, South Africa
Occupation	Executive Director, Sappi (Chief Financial Officer)
Nationality	South African
Qualification	BCom, BAcc, LLB, CA (SA)
Experience
Mr. Thompson joined Sappi in 1999 as Group Corporate Counsel and was appointed to his present position in August 2006 when he was also appointed to the Board of Sappi. Prior to joining Sappi, he was Group Treasurer at Anglo American, Managing Director of Discount House Merchant Bank and previously Head of Corporate Finance Division of Senbank.

Directorships in the last five years
Current
Sappi Limited, Sappi Management Services (Pty) Limited, Sappi Fine Paper (Pty) Ltd, Sappi Papier Holding GmbH (Austria) Sappi Holding GmbH (Austria) Sappi Share Facilitation Company (Pty) Limited, The Discount House Group Limited, Marshand Nominees (Pty) Limited, Lidham Investments (Pty) Ltd, Lignin Insurance Co Ltd, PTI Leasing Limited (Mauritius), Pulp Holdings (Pty) Ltd, Sappi Esus Beteiligungsverwaltungs GmbH, Sappi Forest Products (Pty) Ltd, Sappi Manufacturing (Pty) Ltd, Sappi International SA, Sappi Trading Hong Kong Limited, Sappi Trading Arica (Pty) Limited, SD Warren Company, SDW Holdings Corp.
Former
Alex White Holdings Limited

Non-executive directors of Sappi

Daniël (Danie) Christiaan Cronje	Chairman
Age	62
Business Address	Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, South Africa
Occupation	Director of companies
Nationality	South African
Qualification	BCom(Hons), MCom, DCom
Experience
Dr Cronjé retired in July 2007 as Chairman of both ABSA Group Ltd and ABSA Bank Ltd, a leading South African banking organisation in which Barclays plc obtained a majority share in 2005. He had been with the ABSA group since 1975 and held various executive positions including Group Chief Executive for 4 years and Chairman for 10 years. Prior to that Dr Cronje was a Lecturer in Money and Banking at Potchefstroom University.

Directorships in the last five years
Current
Sappi Limited, Dagbreek Trust, Danhurt Beleggings (Edms) Bpk, Eqstra Holdings Ltd, Stand 53 Leopard Creek (Pty) Ltd TSB Sugar Holdings Ltd, Worldwide Fund for Nature.
Former
ABSA Group Ltd, ABSA Bank Ltd, Barclays PLC, Barclays Bank PLC, KWV Holdings Limited, Sage Group Limited.

David Charles Brink
Age	69
Business Address	Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, South Africa
Occupation	Director of companies
Nationality	South African
Qualification	MSc Eng (Mining), DCom (hc), Graduate Diploma (Company Direction)
Experience	Mr. Brink was appointed a Non-Executive Director of Sappi Limited in March 1994 and in March 2006 he was appointed senior independent director.
Directorships in last five years
Current
Sappi Limited, See Ahead Investments (Pty) Limited, Steinhoff International Holdings Ltd, The Business Trust, Absa Bank Limited, Absa Group Limited, National Business Initiative, Business Trust.
Former
BHP Billiton Ltd, BHP Billiton Plc, Sanlam Limited, Unitrans Limited, Murray & Roberts Limited.

Prof. Meyer Feldberg
Age	66
Business Address	Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, South Africa
Occupation	Senior Advisor, Morgan Stanley (Investment Banking Division, New York)
Nationality	American
Qualification	BA, MBA, PhD
Experience
Professor Feldberg's career has included teaching and leadership positions in the business schools of the universities of Cape Town, Northwestern and Tulane. He served as President of Illinois Institute of Technology for three years and as Dean of Columbia Business School for fifteen years. He is currently Dean Emeritus and Professor of Leadership at Columbia Business School. He is also a Senior Advisor to Morgan Stanley in New York. Professor Feldberg serves on the Advisory Board of the British American Business Council and has served on the Council of Competitiveness in Washington, DC. In 2001, the International Centre in New York honoured Professor Feldberg as a distinguished foreign-born American who has made a significant contribution to American life. In 2007 Mayor Michael Bloomberg appointed him president of New York City Global Partners.

Directorships in last five years	Current Sappi Limited, Macy’s Inc, UBS Global Asset Management, Primedia, Revlon, Private Partnership – Advisory Board Welsh, Carson, Anderson & Stowe Former Select Medical Corporation
James Edward Healey
Age	67
Business Address	Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, South Africa
Occupation	Director of companies
Nationality	American
Qualification	BSc (Public Accounting), Honorary Doctor (Commercial Science), Certified Public Accountant (USA)
Experience
He has held various senior financial positions in a career spanning 37 years. In 1995, Mr. Healey became Vice President and Treasurer of Bestfoods, formerly CPC International Inc. In 1997 he became Executive Vice President and Chief Financial Officer of Nabisco Holdings Inc, one of the world’s largest snack food manufacturers, a position from which he retired at the end of 2000.

Directorships in last five years
Current
Marcal paper Mills Inc, Sappi Limited, St Joseph’s Health Care System, Pace University, Pascack Mental Health Centre, United Way of Bergen County, NJ
Former
Interchange Financial Services Corp, 3D Risk Solutions Inc.

Deenadayalen (Len) Konar
Age	54
Business Address	Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, South Africa
Occupation	Director of companies
Nationality	South African
Qualification	BCom, MAS, DCom, CA (SA)
Experience
Previously Professor and Head of the Department of Accountancy at the University of Durban-Westville, he is a member of the King Committee on Corporate Governance, the Securities Regulation Panel and the Institute of Directors.

Directorships in last five years
Current
Sappi Limited, Accounting Standards Board, Alexander Forbes Equity Holdings (Pty) Ltd, Automobile Association of South Africa, CIC Energy Corp, Development Bank of Southern Africa, Exxaro Resources Limited (Previously Kumba Resources Ltd), Illovo Sugar Limited, J D Group Limited, Makalani Holdings Limited, Macsteel Service Centres SA 2005 (Pty) Ltd, Mustek Limited, Old Mutual Life Assurance Company (South Africa) Ltd, Old Mutual Life Holdings (South Africa) Ltd, Outsourced Risk and Compliance Assessment (Pty) Ltd, Securities Regulation Panel, Sentech Limited, Steinhoff International Holdings Limited, The National Horseracing Authority
Former
Mutual and Federal Insurance Company Limited, Kersaf Limited, Sun International Limited, South African Airways (Pty) Ltd

Helmut Claus-Jurgen Mamsch
Age	63
Business Address	Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, South Africa
Occupation	Director of companies
Nationality	German
Qualification	Studied Economics at Deutsche Aussenhandels-und-Verkehrs-Akademie, Bremen
Experience
Mr. Mamsch studied economics at Deutsche Aussenhandels-und-Verkehrs-Akademie, Bremen and also received training in business administration and shipping in Germany, the United Kingdom and Belgium. He worked for 20 years in international trade and shipping. In 1989 he joined VEBA AG (now E ON AG), Germany’s largest utility-based conglomerate. From 1993 to 2000 he was a VEBA AG management board member and as from 1998 responsible for their US electronic businesses and their Corporate Strategy and Development. In 1997 he joined Logica as a Non-Executive Director and until 2007 was appointed their Deputy Chairman.

Directorships in last five years	Current Sappi Limited, Electrocomponents plc, GKN plc Former LogicaCMG plc, K+S Aktiengesellschaft, RMC Group plc

John David McKenzie
Age	61
Business Address	Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, South Africa
Occupation	Consultant
Nationality	South African
Qualification	BSc Chemical Engineering, MA
Experience
Mr. McKenzie joined the Sappi Board after having held senior executive positions globally and in South Africa. He is a former President for Asia, Middle East and Africa Downstream of the Chevron Texaco Corporation and also served as the Chairman and Chief Executive Officer of the Caltex Corporation.

Directorships in last five years
Current
Sappi Limited, Accelerate Cape Town
Former
Sondela (Pty) Ltd Singapore, US-Asean Business Council, Singapore Economic Development Board, Singapore Training and Development Association, INSEAD Singapore, National University of Singapore Business School, Nanyang Technological University Business School, American Chamber of Commerce, RSA-Singapore Business Association, Chevron Trading Pte. Ltd, Chevron Global Energy Inc. GS Caltex Corporation, Texaco Overseas Holdings Inc.

Karen Rohn Osar
Age	59
Business Address	Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, South Africa
Occupation	Director of companies
Nationality	American
Qualification	MBA, Finance
Experience
Ms. Osar was Executive Vice President and Chief Financial Officer of speciality chemicals company Chemtura Corporation until her retirement in March 2007. Prior to that, she held various senior management and board positions in her career. She was Vice President and Treasurer for Tenneco Inc and also served as Chief Financial Officer of Westvaco Corporation and as Senior Vice President and Chief Financial Officer of the merged MeadWestvaco Corporation. Prior to those appointments she spent 19 years at JP Morgan & Company, becoming a Managing Director of the Investment Banking Group.
Sappi Limited, BNY Hamilton Funds, Webster Financial Corporation, Innophos Inc.

Directorships in last five years	Former Allergan Inc., AGL Resources Inc., Encore Medical
Bridgette Radebe
Age	48
Business Address	Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, South Africa
Occupation	Founder and Executive Chairperson of Mmakau Mining
Nationality	South African
Qualification	BA (Pol Sc and Socio)
Experience
Ms. Radebe was the first black South African deep level hard rock mining entrepreneur in the late 1980s. She has more than a decade of experience in contract mining, mining construction and mergers and acquisitions.

Directorships in last five years
Current
Sappi Limited, Mmakau Mining (Pty) Ltd, Capstone 615 (Pty) Limited, Eureka Gold, Dorstfontein Coal Mines (Pty) Limited, Mmakau Coal (Pty) Limited, Kianga Financial Services and Investments (Pty) Limited, Madibeng Platinum (Pty) Limited, Minerals and Mining Development Board, Mmakau Investments (Pty) Limited, MOTY Capital Partners Consortium (Pty) Limited, New Africa Mining Fund, Sayora Minerals (Pty) Limited, Shaftsinkers (Pty) Limited, South African Mining Development Association, South African Tourism Board, Tumelo Coal Mines (Pty) Limited.
Former
NIL

Sir Anthony Nigel Russell Rudd
Age	61
Address	Sappi Offices, 48 Ameshoff Street, Braamfontein Johannesburg, South Africa
Occupation	Director of companies
Nationality	British
Qualification	Bachelor’s Degree

Experience
Sir Nigel Rudd joined the Sappi Board in April 2006. He has held various senior management and board positions in a career spanning more than 35 years. He founded Williams plc in 1982 and the Company went on to become one of the largest industrial holding companies in the United Kingdom. He was Non-Executive Chairman of Pilkington plc from August 1994 to June 2006. He was knighted by the Queen for services to the manufacturing industry in 1996 and holds honorary doctorates at both Loughborough and Derby Universities. In 1995 he was awarded the Founding Societies Centenary Award by the Institute of Chartered Accountants. He is a Deputy Lieutenant of Derbyshire and a Freeman of the City of London.

Directorships in last five years
Current
BAA Limited, BAE Systems plc, Sappi Ltd, Barclays PLC, Barclays Bank PLC, Pendragon PLC, Coleman Investments Limited, Rother House Finance Limited,
Former
Alliance Boots plc (formerly Boots Group plc),Pilkington Group, Bridgewell, Kidde plc, The Boots Company plc

Franklin Abraham Sonn
Age	68
Business Address	Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, South Africa
Occupation	Director of companies
Nationality	South African
Qualification	BA Hons, HdipEd
Experience	Former Rector of Peninsula Technikon for 17 years and was appointed democratic South Africa’s first ambassador to the United States

Directorships in last five years
Current
Sappi Limited, ABSA Group Ltd, Pioneer Food Group (Pty) Ltd, RGA Reinsurance Co of SA, RGA SA Holdings (Pty) Ltd, Kwezi V3 Engineers (Pty) Ltd, Metropolitan Holdings Ltd, Airports Company of South Africa Ltd, Macsteel Services Centres Sa (Pty) Ltd, JIA Piazza (Pty) Ltd, Future Africa Investment Holdings (Pty) Ltd, Steinhoff International Holdings Ltd, African Star Investments (Pty) Ltd, African Star Ventures (Pty) Ltd, Cape Star Investments (Pty) Ltd, Ekapa Mining (Pty) Ltd, Esor Limited, Superstone Mining (Pty) Ltd, Montebello Design Centre, Angel Capital (Pty) Ltd, Keypunch Properties 170 (Pty) Ltd, Notae Resorts (Pty) Ltd, Imalivest (Pty) Ltd, Xinergistix Ltd, Franschhoek Country Club Estate
Former
Future Africa Trading (Pty) Ltd, Celcom Group (Pty) Ltd, Soltex (Pty) Ltd, School Education Services Network (Pty) Ltd, Western Province Rugby (Pty) Ltd, WPK Landbou Beperk, WPK Beleggings Beperk, WPK Genomineerdes (Edms) Beperk, Capespan Group Holdings Ltd, KWV Limited, Safmarine (Pty) Ltd

Senior Management

Mark Gardner
Age	53
Business Address	Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, South Africa
Occupation	Chief Executive Officer: Sappi Fine Paper North America
Nationality	American
Qualification	BSc
Experience
Mark Gardner joined Sappi in 1981. Prior to accepting the position of President and Chief Executive Officer, Mark held the roles of Vice President Manufacturing and Vice President, Supply Chain.   He has also worked in a variety of production management roles, including Production Manager at the Westbrook Mill, Paper Mill Manager at the Somerset Mill, Managing Director at the Muskegon Mill and Director of Engineering and Manufacturing Technology position at the regional head office in Boston. He holds a B.Sc. degree in Industrial Technology from the University of Southern Maine.

Robert Darsie Hope
Age	56
Business Address	Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, South Africa
Occupation	Group Head Strategic Development
Nationality	South African
Qualification	BA (Hons) Economics, MRICS,
Experience
Since joining Sappi in 1976, Robert Hope has held a number of management roles including General Manager of Sappi Sawmills, Managing Director of Sappi Trading and is currently Group Head Strategic Development.

Jan Harm Labuschagne
Age	48
Business Address	Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, South Africa
Occupation	Chief Executive Officer: Sappi Southern Africa
Nationality	South African
Qualification	B.Com (Hon), CA (SA)

Experience
Jan joined Sappi in 1992 as Divisional Financial Controller.  In 1996, he was appointed as Financial Director of the Timber Industries Division.  Subsequent to Sappi’s acquisition of the KNP Leykam in Europe, he was seconded to the newly formed European head office in Brussels as Director Accounting. In 2002 he was appointed as Financial Director of Sappi Forest Products operations.  He was appointed to his current position in January 2007.  Jan was appointed a Board member of the South African Institute of Chartered Accountants in 2006, and is Chairman of their Commerce and Industry Committee and a member of their Audit Committee and the Enterprise and Socio Economic Development Committee.

Andrea Rossi
Age	55
Business Address	Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, South Africa
Occupation	Group Head Technology
Nationality	Italian
Qualification	B Sc Eng.(Hon), C.Eng
Experience
Andrea Rossi joined Sappi in 1989. Prior to accepting the position of Group Head Technology, Andrea held the roles of Project Director of the  Sappi Saiccor Amakhulu Expansion project, Strategic Projects Director of  Sappi  Forest Products, Sappi Kraft Manufacturing Director, Managing Director Sappi Forests, General Manager Enstra Mill, Project Director Enstra Mill expansion, Project Manager for the Sappi Saiccor Mkomazi Expansion and Engineering Services for Sappi Management Services.

Lucia Adele Swartz
Age	51
Business Address	Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, South Africa
Occupation	Group Head Human Resources
Nationality	South African
Qualification	Dip HR, B.A

Experience
Lucia joined Sappi in May 2002.  Prior to joining Sappi she worked for the Seagram Spirits and Wine Group in New York as Human Resources Director, Global Functions based in New York.  She holds a BA in Psychology and Geography from the University of the Western Cape and a Diploma in Human Resources from the Peninsula Technikon.  Lucia serves as a Non-Executive Director for New Clicks Holdings Limited, a JSE listed retail company.

Alexander van Coller Thiel
Age	47
Business Address	Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, South Africa
Occupation	Integration Executive
Nationality	South African
Qualification	BSc, Mechanical Engineering and an MBA
Experience
Alex joined Sappi in December 1989 as the Executive Assistant to the Executive Chairman in Johannesburg. In April 1993, as part of Sappi’s expansion into Europe, he moved to Brussels as the Administration Manager reporting to the Managing Director of Sappi Europe. With the creation of Sappi Fine Paper Europe he was appointed in February 1998 as Manager Marketing Intelligence, reporting to the Sales and Marketing Director. In January 2003 he became the Director Logistics for SFPE, reporting to the Chief Executive Officer of SFPE.
He was appointed as Group Head Procurement in January 2008.

Berend (Berry) John Wiersum
Age	53
Business Address	Sappi Offices, Ameshoff Street, Braamfontein
Occupation	Chief Executive Officer: Sappi Fine Paper Europe
Nationality	British
Qualification	MA

Experience
Berry Wiersum joined Sappi in January 2007 as Chief Executive Officer Sappi Fine Paper Europe.  Prior to joining Sappi, Berry was a freelance mergers and acquisitions consultant for one year.  He previously was Managing Director Kappa Packaging and member of the management board in Eindhoven (The Netherlands).  He holds a masters degree in medieval & modern history from St. Andrews University Scotland.

DETAILS OF MAJOR SUBSIDIARIES
Name	Share capital	Registration Number	% Held	Year Acquired	Country of Incorporation	Nature of Business
Southern Africa
Sappi Management Services (Pty) Ltd	ZAR100	1989/001134/07	100	1989	South Africa	Management services
Sappi Manufacturing (Pty) Ltd	ZAR12,026,250	1951/003180/07	100	1951	South Africa	Pulp and paper manufacturer and forestry operations
Sappi Share Facilitation Company (Pty) Ltd	ZAR1,000	1998/015629/07	100	1998	South Africa	Treasury shares
Usutu Pulp Company Ltd	SZL10,000,000	35/1959	100	1990	Swaziland	Pulp manufacturer and forestry operations.
America
S.D. Warren Company	USD1,000	N/A	100	1994	United States	Pulp and paper manufacturer
Sappi Cloquet LLC	N/A	N/A	100	2002	United States	Pulp and paper manufacturer
Europe
Sappi Alfeld GmbH	EUR31,200,000	HR B 110356	100	1992	Germany	Pulp and paper manufacturer
Sappi Austria Produktions GmbH and CoKG	EUR35,000	FN 223882 p	100	1997	Austria	Pulp and paper manufacturer
Sappi Deutschland GmbH	EUR25 565	HR B 59586	100	1992	Germany	Sales and marketing
Sappi Ehingen GmbH	EUR20,800,000	HR B 490647	100	1992	Germany	Pulp and paper manufacturer
Sappi Esus Beteiligungsverwaltungs GmbH	EUR1,000,000	FN 261911 p	100	2005	Austria	Holding company
Sappi Europe SA	EUR15,130,751	0449654386	100	1994	Belgium	European head office
Sappi Holding GmbH	EUR72,700	FN 165965 t	100	1997	Austria	Holding company
Sappi International SA	EUR1,220,621,000	BE 0449887582	100	1993	Belgium	Treasury
Sappi Lanaken NV	EUR51,377,000	0420732352	100	1997	Belgium	Paper manufacturer
Sappi Lanaken Press Paper NV	EUR57,179,613	0426966779	100	1997	Belgium	Pulp and paper manufacturer
Sappi Maastricht BV	EUR31,992	14631722	100	1997	Netherlands	Paper manufacturer
Sappi Nijmegen BV	EUR59,037	10041104	100	1997	Netherlands	Paper manufacturer
Sappi Papier Holding GmbH	EUR72,700	FN 167931 h	100	1997	Austria	Pulp and paper manufacturer; Treasury and holding company
Sappi Trading Pulp AG	CHF100,000	CH-020.3.927.008-6	100	1987	Switzerland	Sales and marketing
Sappisure Försäkrings AB	EUR 3.300.000	516406-0583	100	2007	Sweden	Captive Insurance company

ANNEXURE 7

DETAILS ON THE SAPPI SHARE OPTIONS

The following table sets out the number of share options outstanding at September 2008, excluding the trust shares:

	Number of shares at 25 September 2008	Vesting conditions	Expiry date	Exercise price ZAR

14 December 1998	48,300	Time	14 December 2008	22.10
03 February 1999	1,000	Time	03 February 2009	22.35
15 January 2001	214,600	Time	15 January 2009	49.00
4 February 2002	7,000	Time	04 February 2010	131.40
28 March 2002	623,000	Time	28 March 2010	147.20
13 February 2003	743,800	Time	13 February 2011	112.83
30 December 2003	150,250	Time	30 December 2011	79.25
14 January 2004	630,700	Time	14 January 2012	79.25
25 March 2004	1,000	Time	25 March 2012	86.60
13 December 2004	1,029,500	Time	13 December 2012	78.00
13 December 2004	148,000	Performance	N/A	–
13 December 2005	1,413,800	Performance	N/A	–
08 August 2006	50,000	Performance	N/A	–
15 January 2007	5,000	Performance	N/A	–
15 January 2007	5,000	Performance	N/A	–
15 January 2007	5,000	Performance	N/A	–
29 January 2007	50,000	Performance	N/A	–
31 May 2007	1,419,300	Performance	N/A	–
02 July 2007	100,000	Performance	N/A	–
10 September 2007	10,000	Time	N/A	–
10 September 2007	25,000	Performance	N/A	–
12 December 2007	610,600	Time	12 December 2015	91.32
12 December 2007	525,000	Performance	N/A	–
19 March 2008	279,200	Time	19 March 2016	98.80
19 March 2008	205,000	Performance	N/A	–
	8,300,050

Sappi Limited

NOTICE OF GENERAL MEETING OF SHAREHOLDERS

All terms defined in the “Definitions, Interpretations and Other Information” section of the circular to which this notice of general meeting is attached shall have the same meaning in this notice of general meeting unless otherwise stated or the context clearly indicates otherwise.

NOTICE IS HEREBY GIVEN that a general meeting of the shareholders of the Company will be held at the registered office of the Company, 48 Ameshoff Street, Braamfontein, Johannesburg, 2001, South Africa at 15:00 on 3 November 2008, to consider and if deemed fit, to pass the following special and ordinary resolutions with or without modification in the manner required by the Companies Act, No. 61 of 1973, as amended (the “Companies Act”) and subject to the Listings Requirements of the JSE Limited.

ORDINARY RESOLUTION NUMBER 1
Acquisition of M-real’s Acquired Business and authority to issue shares under the Master Agreement

“RESOLVED THAT:

(a)
the proposed acquisition by the Company of the business and assets being acquired from M-real in terms of the Master Agreement and other Transaction Agreements, as referred to in the Company’s circular to shareholders dated 10 October 2008 (the “Circular”), to which a copy of this notice of general meeting is attached, be and is hereby approved; and

(b)
the directors of the Company are hereby authorised, as a specific authority in terms of S221 of the Companies Act, to allot and issue the Settlement Shares on all of the terms and conditions of the Master Agreement as and when the Company becomes obliged to issue them in accordance with the terms and conditions of the Master Agreement, a copy of which has been made available for inspection at the registered office of the Company during normal office hours from 08:00 to 16:30.”

SPECIAL RESOLUTION NUMBER 1
Increase in authorised share capital

“RESOLVED THAT, the authorised ordinary share capital of the Company be and is hereby increased from R325,000,000, comprising 325,000,000 ordinary shares of R1.00 each, to R1,325,000,000, comprising 1,325,000,000 ordinary shares of R1.00 each, by the creation of 1,000,000,000 new ordinary shares of R1.00 each.”

The reason for special resolution number 1 is to increase the authorised share capital of the Company so as to provide the Company with sufficient authorised shares to enable it, inter alia, to (a) conduct the Rights Offering (as defined and described in the Circular); and (b) issue the unissued shares required to be issued by Sappi in terms of the Master Agreement.  The effect of passing special resolution number 1 will be to increase the authorised share capital of the Company by R1,000,000,000 by the creation of 1,000,000,000 new ordinary shares having a par value of R1.00 each.

Explanatory Note to Special Resolution Number 1:

Sappi wishes to increase its share capital by such number of shares as the director of Sappi believe is necessary to give the Company sufficient flexibility to make the Rights Offering at a price which will, in the circumstances prevailing at the time at which that price is determined, be appropriate.

ORDINARY RESOLUTION NUMBER 2
Resolution placing unissued shares under Directors’ control for Rights Offering

“RESOLVED THAT:

(a)
subject to the passing of ordinary resolution number 1 above, all of the authorised but unissued ordinary shares in the capital of the Company, including those created pursuant to special resolution number 1 above if it is passed and duly registered, and excluding those which will be subject to the directors’ specific authority pursuant to ordinary resolution number 1 above if it is passed, be and are hereby placed under the control of the directors of the Company with a general authority to allot and issue all or part of them, in their discretion, in terms of section 221 of the Companies Act, pursuant to the Rights Offering; and

(b)
subject always to the provisions of Article 6 of the Company’s Articles of Association, the payment by the Company of commission, whether in the form of cash, Sappi Shares or other equity linked instruments, on such terms and conditions as the directors, in their discretion, may decide, to the underwriters of the Rights Offering, be and is hereby authorised as required in terms of Article 6 of the Company’s Articles of Association.”

ORDINARY RESOLUTION NUMBER 3
Waiver of Mandatory Offer

“RESOLVED THAT, subject to the passing of ordinary resolution number 1, the passing and registration of special resolution number 1 and the passing of ordinary resolution number 2, a waiver of any obligation, which might otherwise arise on the part of any underwriters appointed by the Company for the Rights Offering (the “Underwriters”) to make a mandatory offer in accordance with the requirements of Rule 8.1 of the Securities Regulation Code on Takeovers and Mergers (the “Code”), if the Underwriters become obliged, in terms of their obligation to underwrite the Rights Offering, to acquire enough Sappi Shares for the acquisition to be an “affected transaction” in terms of the Code, be and is approved.”

It is a requirement of the Code that this resolution be passed by a majority of independent votes cast, being the votes cast by persons other than the Underwriters and any person acting in concert (as defined in the Code) with either of the Underwriters.

Explanatory Note to Ordinary Resolution Number 3

If, as a result of the implementation of the Rights Offering and the underwriting of the Rights Offering, one or more of the Underwriters acquire a sufficient number of Sappi Shares for an affected transaction in terms of the Code to have occurred, a mandatory offer may have to be made to all the Shareholders pursuant to the requirements of Rule 8 of the Code.  Accordingly, the Shareholders are requested to pass a resolution approving of a waiver of their rights to a mandatory offer being made by the Underwriters in those circumstances.

Each shareholder is entitled to appoint one or more proxies (who need not be a member of the Company) to attend, speak and on a poll, to vote in his stead.

By order of the board

Sappi Management Services (Proprietary) Limited
Company Secretary

10 October 2008

This Page Printed On Pink Paper

Sappi Limited
(Incorporated in the Republic of South Africa)
Registration number: 1936/008963/06
JSE share code: SAP ISIN: ZAE000006284
 (“Sappi” or “the Company”)

FORM OF PROXY FOR SAPPI SHAREHOLDERS

For use at the general meeting to be held at 48 Ameshoff Street, Braamfontein, Johannesburg, 2001, South Africa at 15:00 on 3 November 2008.

Only for use by shareholders who have not dematerialised their Sappi shares or who have dematerialised their Sappi shares with own name registration or who are nominees of a Central Securities Depository Participant (“CSDP”) or brokers on the sub-registers of the Company.

Shareholders who have dematerialised their Sappi shares with a CSDP or broker, other than own name registration, must arrange with the CSDP or broker concerned to provide them with the necessary authorisation to attend the general meeting or the shareholders concerned must instruct their CSDP or broker as to how they wish to vote in this regard.  This must be done in terms of the custody agreement entered into between the shareholder and the CSDP or broker concerned.

A separate form of direction is attached for holders of Depository Interests with CREST to complete.

I/We (full names in BLOCK LETTERS)
of (address in BLOCK LETTERS)
Telephone (work) ( )	Telephone (home) ( )

being the registered holder/s of	ordinary shares in the Company, appoint (see note 1)
1.	or failing him/her,
2.	or failing him/her,
3. the Chairman of the general meeting.

As my/our proxy to act on my/our behalf at the general meeting which will be held for the purpose of considering, and if deemed fit, passing with or without modification, the special and ordinary resolutions to be proposed thereat and at any adjournment or postponement thereof, and to vote for and/or against such resolutions and/or abstain from voting in respect of the ordinary shares registered in my/our name/s, in accordance with the following instructions (see note 2):

This Page Printed On Pink Paper

Insert the number of votes exercisable (one vote per share)
		For	Against	Abstain
Ordinary resolution number 1 Acquisition of M-real’s Acquired Business and authority to issue shares under the Master Agreement
Special resolution number 1	Increase in authorised share capital
Ordinary resolution number 2	Resolution placing unissued shares under Directors’ control for Rights Offering
Ordinary resolution number 3	Waiver of Mandatory Offer
Please indicate instructions to proxy in the space provided above the insertion therein of the relevant number of ordinary shares in the Company.
Each shareholder is entitled to appoint one or more proxies (who need not be a shareholder of the Company) to attend, speak and vote in place of that shareholder at the general meeting.  Proxies must be lodged at the office of the transfer secretaries of the Company at Computershare Investor Services (Proprietary) Limited PO Box 61051, Marshalltown, 2107, South Africa, or Capita Registrars (Jersey) Limited at 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands not less than 48 hours before the time for holding the general meeting.

Signed at	On			2008.
Signature(s)	Assisted by me (where applicable)
Please read the notes below

Notes:

1.
A shareholder’s instructions to the proxy must be indicated by the insertion of the relevant number of shares held by that shareholder in the appropriate box provided.  Failure to comply with the above will be deemed to authorise the proxy to vote or to abstain from voting at the general meeting as he/she deems fit in respect of all the shareholder’s votes exercisable thereat.  A shareholder or the proxy is not obliged to use all the votes exercisable by the shareholder or by the proxy, but the total votes cast and in respect of which abstention is recorded may not exceed the total of the votes exercisable by the shareholder or by the proxy.

2.
Should a shareholder only want to vote in respect of some of the shares held by it, it should indicate its instructions in this regard by inserting only the number of shares held by that shareholder in respect of which it wants to vote in the appropriate box.

3.
Forms of proxy must be lodged with or posted to the Company’s transfer office, at Computershare Investor Services (Proprietary) Limited PO Box 61051, Marshalltown, 2107, South Africa or at Capita Registrars (Jersey) Limited 12 Castle Street, St Helier, Jersey JE2 3RT, Channel Islands, to reach them by no later than 48 hours before the time appointed for the general meeting at 15:00 (South Africa) on  3 November 2008 or, if in respect of an adjournment of the general meeting, not less than 48 hours before the resumption of that general meeting should it be adjourned.

4.
The completion and lodging of this form of proxy by certificated shareholders and shareholders who have dematerialised their shares and who have elected own-name registration through a CSDP, will not preclude the relevant shareholder from attending the general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof.  Shareholders who have dematerialised their shares and who have not elected own-name registration through a CSDP or broker, who wish to attend the general meeting, must instruct their CSDP or broker to issue them with the necessary authority to attend.

5.
Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. on behalf of a company, close corporation, trust, pension fund, deceased estate, etc.) must be attached to this form of proxy, unless previously recorded by the Company or waived by the Company at the general meeting.

6.	Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.

7.	The chairman of the general meeting may reject or accept any form of proxy, which is completed and/or received, other than in compliance with these notes, in the Chairman’s discretion.

8.	A minor must be assisted by his/her parent or guardian, unless the relevant documents establishing his/her capacity are produced or have been registered by the Company.

9.	Where there are joint holders of shares:

-	any one holder may sign this form of proxy; and

-
if more than one joint holder of a share is present at the general meeting, either personally or by proxy, the vote of the joint holder who tenders a vote and whose name stands in the register before the other joint holders who are present in person or by proxy, will be accepted.

FORM OF DIRECTION FOR HOLDERS OF DEPOSITORY INTERESTS

Sappi Limited (Incorporated in the Republic of South Africa with registration number 1936/008963/06) “Issuer Company”	This Page Printed On Yellow Paper
Form of Direction

Form of direction for completion by holders of Depository Interests representing shares on a one for one basis in the Issuer Company in respect of the General Meeting of the Issuer Company at 48 Ameshoff Street, Braamfontein, Johannesburg, 2001, South Africa at 15:00 (South Africa) on 3 November 2008.

I/We (full names in BLOCK LETTERS)
of (address in BLOCK LETTERS)
being a holder of Depository Interest representing shares in the Issuer Company hereby instruct Capita IRG Trustees Limited, the Depository, to vote for me/us and on my/our behalf in person or by proxy at the General Meeting of the Issuer Company to be held on the above date (and at any adjournment thereof) as directed by an X in the spaces below.

Please indicate with an “X” in the spaces below how you wish your vote to be cast. If no indication is given, you will be deemed as instructing the Depository to abstain from voting.

	For	Against	Abstain
Ordinary resolution number 1 Acquisition of M-real’s Acquired Business and authority to issue shares under the Transaction Agreements
Special resolution number 1 Increase in authorised share capital
Ordinary resolution number 2 Resolution placing unissued shares under Directors’ control for Rights Offering
Ordinary resolution number 3 Waiver of Mandatory Offer

Signed at	on	2008.
Signature(s)	Assisted by me (where applicable)

Notes:

1.
To be effective, this form of direction and the power of attorney or other authority (if any) under which it is signed, or a notarially or otherwise certified copy of such power of authority, must be deposited at Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Ken BR3 4TU not later than 72 hours before the time appointed for holding the meeting.

2.	Any alterations made to this form of direction should be initialled.

3.	In the case of a corporation this form of direction should be given under its Common Seal or under the hand of an officer or attorney duly authorised in writing.

4.
Please indicate how you wish your votes to be cast by placing an “X” in the box provided.  On receipt of this form duly signed, you will be deemed to have authorised Capita IRG Trustees Limited to vote, or to abstain from voting, as per your instructions.

This Page Printed On Yellow Paper

 (Incorporated in the Republic of South Africa)
Registration number: 1936/008963/06
JSE share code: SAP ISIN: ZAE000006284
 (“Sappi” or “the Company”)

REVISED LISTING PARTICULARS
(Issued in terms of the JSE Listings Requirements)

The “Corporate Information” section on page 4 of this Circular and the “Definitions, Interpretations and Other Information” section commencing on page 12 of this Circular apply mutatis mutandis to these revised listing particulars.

These revised listing particulars have been prepared on the assumption that the special and ordinary resolutions proposed in the notice of general meeting forming part of the Circular, dated 10 October 2008, to which these revised listing particulars are attached, will be approved at the general meeting of Sappi shareholders to be held at 15:00 on 3 November 2008 at the registered offices of Sappi (Sappi Offices, 48 Ameshoff Street, Braamfontein, Johannesburg, 2001, South Africa) and, where applicable, registered by the Registrar and that the proposed transactions will have been implemented.

These revised listing particulars do not constitute an invitation to the public to subscribe for shares in the Company, but are issued in compliance with the Listings Requirements for the purposes of providing information to the public with regard to Sappi after the implementation of the proposed transactions.

The directors of Sappi whose names appear on page 4 of the Circular to which these revised listing particulars are attached, collectively and individually, accept full responsibility for the accuracy of the information given in these revised listing particulars and certify that, to the best of their knowledge and belief, there are no facts the omission of which would make any statement in these revised listing particulars false or misleading and that they have made all reasonable inquiries to ascertain such facts and that these revised listing particulars contains all information required in law and by the Listings Requirements.

Morgan Stanley South Africa (Pty) Ltd, which is regulated in terms of the Listings Requirements, is acting for Sappi and no one else in relation to the preparation of these revised listing particulars and will not be responsible to anyone other than Sappi in relation to the preparation of these revised listing particulars.

Date of issue: 10 October 2008

 (Incorporated in the Republic of South Africa)
Registration number: 1936/008963/06
JSE share code: SAP  ISIN: ZAE000006284
 (“Sappi” or “the company”)

REVISED LISTING PARTICULARS

1.      INTRODUCTION

As the Rights Offering, the issue of shares in terms of the Transaction Agreements and the possible issue of shares for cash may result in an issue of new Sappi Shares which will increase Sappi’s issued share capital by more than 25%, Sappi is required to provide that information which must be disclosed in terms of a pre-listing statement.

These revised listing particulars have been prepared on the assumption that the special and ordinary resolutions proposed in the notice of general meeting forming part of the Circular, dated 10 October 2008, to which these revised listing particulars are attached, will be approved at the general meeting of Shareholders to be held on 3 November 2008 and, where applicable, registered by the Registrar and that the proposed transactions will have been implemented.

2.      BACKGROUND INFORMATION ON SAPPI

2.1         Incorporation

Sappi was founded and incorporated in 1936 in South Africa. Sappi currently has its primary listing on the JSE Limited (formerly the Johannesburg Stock Exchange) and has secondary listings on the New York and London Stock Exchanges.

2.2         Background

Sappi Limited was founded in South Africa and is a corporation organised under the Companies Act 61 of 1973 of the Republic of South Africa. Until 1990, Sappi primarily expanded its operations within southern Africa. Since 1990, Sappi has grown through acquisitions outside of southern Africa. In the mid 1990s, Sappi acquired S.D. Warren Company, a market leader in the United States in coated fine paper and a major producer of other speciality paper products. It now conducts business as Sappi Fine Paper North America. In the late 1990s Sappi acquired KNP Leykam, a leading European producer of coated fine paper. KNP Leykam now conducts business as Sappi Fine Paper Europe. In May 2002 Sappi acquired Potlatch Corporation’s coated fine paper business and have integrated it in Sappi Fine Paper North America.

In December 2004 Sappi acquired 34% of Jiangxi Chenming Paper Company, a joint venture which commissioned in mid-2005 a coated mechanical paper machine, mechanical pulp mill and de-inked pulp mill in China.

In August 2006, Sappi announced the expansion of the existing capacity at Sappi Saiccor in South Africa, where Chemical Cellulose products are produced. The current capacity of the mill is approximately 600,000 metric tonnes per annum. The expansion will increase capacity by a net 225,000 metric tonnes per annum and started up during September 2008.

In April 2006, Sappi announced a black economic empowerment transaction involving the sale of identified forestry land to a South African empowerment partner. The final conditions to formalise the black economic empowerment transaction involving the sale of identified forestry land to a South African empowerment partner were met in June 2008, and the transactions under this arrangement have been effected.

2.3         Nature of business

Sappi is a global paper and pulp group and a leading producer of coated fine paper widely used in books, brochures, magazines, catalogues and many other print applications. Sappi is also the world’s largest producer of chemical cellulose, used primarily in the manufacture of viscose fibre, acetate tow and consumer and pharmaceutical products. In addition, Sappi produces newsprint, uncoated graphic and business papers, premium quality packaging papers and a range of coated speciality papers and a range of paper grade pulp.

2.4         Material changes

There not been any material changes in the financial position of Sappi and its subsidiaries since the end of the last financial period, other than as set out in this Circular.

2.5         Prospects for the enlarged Sappi Group

     Prospects in Europe include:

•	Improved profitability, cash flows and returns

•	Increased strategic production capacity flexibility

•	Expanded customer base and increased market share

•	Expanded product range

•	Addition of recognised brands

     Prospects in North America include:

•	Expanded import product offering

•	Expanded export markets

3.      PRO FORMA FINANCIAL EFFECTS OF THE PROPOSED TRANSACTIONS

Please refer to Section 12 of the Circular to which these revised listing particulars are attached.

4.      SHARE CAPITAL OF SAPPI

The share capital of Sappi before and after the proposed transactions is set out in Section 13 of the Circular to which these revised listing particulars are attached.

All the authorised and issued Sappi shares are of the same class and rank pari passu in all respects. All shares to be issued will:

•	be of the same nominal value as the current Sappi ordinary shares;

•	rank pari passu with the current Sappi ordinary shares;

•	have the same rights as to unrestricted transfer, attendance and voting at general/ annual general meetings, and in all other respects; and

•	be entitled to dividends at the same rate and for the same period, as the current Sappi ordinary shares.

Where shareholders are required to vote in terms of the Listing Requirements, the votes of the shareholders of the unlisted securities will not be taken into account in determining either a quorum or for any approval of any resolution considered at any general meeting.

Other than the subject of the Transaction, there have been no other issues or offers of securities of Sappi and its subsidiaries during the preceding three years.

There have not been any consolidations or sub-divisions of securities during the preceding three years.

There are no preferential rights or options given to any shareholders of Sappi.

4.1         Changes in share capital

There have not been any changes in the authorised share capital of Sappi or any of its subsidiaries during the preceding three years.

2007

There have not been any movements in the number of issued ordinary shares of Sappi or any of its subsidiaries during the 2007 financial year.

2006

There have not been any movements in the number of issued ordinary shares of Sappi or any of its subsidiaries during the 2006 financial year.

2005

During 2005 Sappi acquired approximately 1.3 million shares for a total consideration of approximately USD15.9 million. Shareholders granted the authority to use treasury shares for the purposes of the Scheme and/or the Plan was granted by shareholders at the annual general meeting held on 07 March 2005.

There have not been any consolidations or subdivision of shares during the preceding three years.

4.2         Control of unissued authorised share capital

Save as set out below, there are no unissued shares of the Company under the control of the directors.

Sappi has a general authority to purchase its shares up to a maximum of 10% of the issued ordinary share capital in any one financial year. This is in terms of a resolution passed at the annual general meeting of shareholders on 3 March 2008. The general authority is subject to the Listings Requirements of the JSE and the Companies Act.

Sappi has authority to use 19,000,000 unissued shares to meet the requirements of The Sappi Limited Share Incentive Trust or The Sappi Limited Performance Share Incentive Trust.   In terms of the rules of these Trusts the maximum number of shares which may be acquired in aggregate by the Trusts and allocated to the participants of the Trusts from time to time is 19,000,000 shares.   Sappi is obliged to reserve and keep available at all times out of its authorised but unissued share capital such number of shares (together with any treasury shares held by Sappi subsidiaries which may be used for the purposes of the Trusts) as shall then be required in terms of the Trusts.   Authority to use treasury shares for the purposes of the Trusts was granted by shareholders at the annual general meeting held on 7 March 2005.

In addition, in terms of resolutions to be passed at the general meeting, Sappi Shares are to be placed under the control of the directors, subject to the provisions of the Companies Act and the Listings Requirements and resolutions concerned.

4.3         Preferential conversion or exchange rights

There are no preferential conversion or exchange rights in respect of the share capital of Sappi.

4.4         Voting rights and rights to dividends, profits or capital

All the shares have equal voting rights and rank pari passu in respects of dividends, profits or capital distributions and liquidation distributions in respect of the winding up of Sappi.

4.5         Variation of rights

The rights attaching to Sappi Shares may only be varied by a special resolution passed by the requisite majority of Sappi shareholders in general meeting.

4.6         Other classes of securities and listings on other exchanges

Sappi has American Depositary Receipts listed on the New York Stock Exchange and ordinary shares listed on the London Stock Exchange.

5.	MAJOR SHAREHOLDERS OF SAPPI

Please refer to Section 13 of the Circular to which these revised listing particulars are attached.

6.	INFORMATION RELATING TO THE DIRECTORS OF SAPPI

6.1         Current directors of Sappi

The details relating to the directors are set out in Section 14 and Annexure 6 of the Circular to which these revised listing particulars are attached.

6.2         Appointment, qualification, remuneration and borrowing powers of directors

6.2.1	Appointment

The executive directors have service contracts with notice periods of two years or less. These notice periods are in line with international norms for executive directors.
The only non-executive director who has a service contract with the company is Dr DC Cronjé, the Chairman of the Board of Directors. Subject to the provisions of Sappi’s Articles of Association and his re-election by rotation as a director, his appointment as Chairman is for an initial period of up to three years, expiring on 2 March 2011.

None of the directors have provisions for pre-determined compensation on termination of their contracts exceeding two years’ gross remuneration and benefits in kind.

The relevant provisions of the articles of association of Sappi concerning the appointment, qualification, remuneration and borrowing powers of Sappi and its subsidiaries, exercisable by the directors, are set out in Annexure C to these revised listing particulars.

6.2.2           Borrowing powers

The borrowing powers of the directors of the Group have not been exceeded during the three years preceding the date of these revised listing particulars.  The South African Reserve Bank has granted the relevant exchange control approval for this Transaction. There is no exchange control or other restrictions on the borrowing powers of the Company or any of its subsidiaries other than those controls that pertain to all South African residents. A summary of the relevant provisions of the articles of association of Sappi concerning the borrowing powers of Sappi and its subsidiaries, exercisable by the directors, is set out in Annexure C to these revised listing particulars.

6.2.3           Remuneration

Refer to Section 14.1 of the Circular, to which these revised listing particulars are attached.

Proposed emoluments to be paid by Sappi Limited to directors are available for inspection at Sappi’s registered office during normal office hours.

There have been no fees paid or accrued as payable to a third party in lieu of directors’ fees.

The remunerations receivable by any of the directors of Sappi will not be varied in consequence of the transaction.

6.3         Directors’ interests in Sappi

Refer to Section 14.5 of the Circular, to which these revised listing particulars are attached.

6.3.2           Subsequent to the Transaction

Refer to Section 14.5 of the Circular, to which these revised listing particulars are attached.

6.3.3           Changes in directors’ interests in Sappi Shares after year-end

Subsequent to year-end in November 2007, Mr E van As fulfilled his obligation in respect of 100,000 shares of the 200,000 vested obligations to purchase listed above. Mr Boëttger received 35,000 restricted shares which vested on 31 December 2007. Also, refer to Section 14.2.2 of the Circular to which these revised listing particulars are attached.

6.3.4	Directors’ interests in contracts

The directors have certified that they did not have any material interest in any transaction with either the company or any of its subsidiaries. Therefore there has not been any conflict of interest with regard to directors’ interests in contracts. Meyer Feldberg, a non-executive director of the company, disclosed his role as senior advisor at an affiliated company of the Financial Advisor and Transaction Sponsor.

6.3.5           There will not be any changes in the directors’ shareholdings in Sappi as a result of the proposed transactions, other than in terms of the proposed Rights Offering.

6.3.6           For details of the individual share options held by Sappi directors, please refer to Section 14.2. of the Circular to which this revised listing particulars are attached.

6.3.7           No director of Sappi has or has had a direct or indirect material beneficial interest in any transactions effected by Sappi during the current or immediately preceding financial year, or in any earlier year which remains in any respect outstanding or unperformed.

6.4         Additional information pertaining to the directors

All of the directors who were appointed in 2002 or later, have completed directors’ declarations in terms of Schedule 21 of the Listings Requirements relating to the appointment of new directors. Copies of the declarations are available for inspection as detailed in Section 6 of the Circular. No payments have been made to any director, either directly or indirectly, by Sappi or any other person in the three years preceding the date of these revised listing particulars to induce him/her to become, or to qualify him/her as a director or otherwise for services rendered by him/her or by the associate’s company or the associate entity in connection with the promotion or formation of the Company.
No loans have been made by Sappi to any of its directors nor has any security been furnished by the Company on behalf of any of its directors or managers.

None of the directors of Sappi have:

•	been declared bankrupt, insolvent or have entered into any individual voluntary compromise arrangements;

•
entered into any receiverships, compulsory liquidations, creditors voluntary liquidations, administrations, company voluntary arrangements or any compromise or arrangement with creditors generally or any class of creditors of any company where such directors are or were directors with an executive function during the preceding 12 months;

•	entered into any compulsory liquidations, administrations or partnership voluntary arrangements of any partnerships where such directors are or were partners during the preceding 12 months;

•	entered into any receiverships of any assets of such person or of a partnership of which the person is or was a partner at the time of or during the preceding 12 months;

•
been publicly criticised by a statutory or regulatory authority, including recognised professional bodies or been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company; or

•	been involved in any offence of dishonesty, fraud or embezzlement.

The business of Sappi and its subsidiaries are not managed and will not be managed by a third party under a contract of arrangement.

7.      SAPPI SHARE TRADING HISTORY

A table setting out the history of the performance of Sappi shares on the JSE has been included as Annexure A to these revised listing particulars.

8.      SUBSIDIARY COMPANIES OF SAPPI

Details of the major subsidiary companies of Sappi are set out in Annexure 6 of the Circular to which these revised listing particulars are attached.

9.      DIVIDENDS

The Sappi group aims to declare annual dividends which, over time, incorporate real growth for shareholders. The dividend policy is determined by its board of directors from time to time, based on Sappi’s results and anticipated funding requirements associated with its growth strategy and dividends may be settled in whole or in part in such manner as the directors may at the time of determining the dividend direct. To this end, dividend cover in each year varies in line with changes in the business cycle, but the current intention is to maintain a long-term average earnings/dividend ratio of three to one. A dividend of 32 US cents per share was declared by the Company in respect of the financial year ended 30 September 2007. A general meeting or the directors may declare dividends to any one or more classes of members from time to time. The dividends will be registered as such at a date which shall be not less than fourteen days after the date of publication of the announcement of the declaration of the dividend on the basis that the register of members may not be closed between the date of the publication of such announcement and the record date for the payment of the dividend; and any dividend declared may be paid either wholly or in part by the distribution of such specific assets in such manner as the directors may determine; provided that no greater dividend shall be declared by a general meeting than is recommended by the directors.

Any dividends which are retained and unclaimed for twelve years, after the payment date of the dividend in question, shall be forfeited and revert to Sappi and may be dealt with by the directors as they deem fit.

The capital structure of the proposed acquisition was considered carefully as to its effect on the cash flow position of the South African operations of Sappi. Sappi expects to be able to continue to pay dividends.

10.   TRANSACTION-RELATED FEES, COMMISSIONS, INTERESTS AND COSTS

No amounts are payable or have been paid, nor have any other benefit accrued, to any promoter during the three years preceding the date of these revised listing particulars.

No commissions are payable or have been paid in respect of any underwriting or sub-underwriting arrangements during the three years preceding the date of these revised listing particulars.

No commissions, discounts, brokerages or other special terms have been granted in respect of the issue of any equity or debt instrument during the three years preceding the date of these revised listing particulars.

No promoter holds any material beneficial interest in the promotion of Sappi or in any material acquisition or proposed acquisition of Sappi or has done so for the three years preceding the date of these revised listing particulars.

11.   PRELIMINARY AND ISSUE EXPENSES

Sappi has not incurred any preliminary expenses within the three years preceding the date of these revised listing particulars.

12.   CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES OF SAPPI

The details relating to material commitments are set out in Annexure E.

The details relating to capital commitments, contingent liabilities and lease payments have been disclosed in Annexure E to these revised listing particulars.

13.   MATERIAL CONTRACTS ENTERED INTO BY SAPPI

Section 16 of the Circular provides details of material contracts entered into by the Sappi Group during the two years preceding the Last Practicable Date, which were not in the ordinary course of business.

Save as disclosed in Section 16 of the Circular, the Sappi Group has not entered into any material contracts in the two years prior to the Last Practicable Date. In addition, the Sappi Group has not entered into any material contracts at any time which contain an obligation or settlement that is material to the Sappi Group at the Last Practicable Date.

14.   MATERIAL ACQUISITIONS AND DISPOSALS BY SAPPI

Over the last three years Sappi has reorganised it operations and closed capacity where acceptable returns have not been achieved. In 2005 the Sappi Group closed the Muskegon Mill Paper Machine PM5 in the United States of America with a capacity of 105,000 tonnes of coated fine paper and mothballed Muskegon’s pulp mill.  In 2006 the Nash Mill in the United Kingdom was closed. It had a capacity of 30,000 tonnes of graphic fine paper.  In August 2008 Sappi announced that it is contemplating the cessation of production at its Blackburn Mill in the United Kingdom with a capacity of 120,000 tonnes of graphic paper and intends to cease production from the Maastricht Mill PM5 which produces 60,000 tonnes of speciality paper. On Monday 22 September 2008 agreement was reached between Blackburn Mill management, and Trade Union representatives regarding the future of the Blackburn Mill. Sappi and the Union agree that, unless a buyer who has no interest in the graphic coated business can be found before the end of the consultation period which runs until November 12th, the Blackburn Mill will close and all employees will be made redundant, apart from any employees for whom suitable alternative employment can be found. Most employees will leave through redundancy on Wednesday 12 November 2008. The agreement specifies redundancy terms and includes provisions for outplacement and training support for all employees, to ensure that people have the best possible opportunity to secure new employment. Blackburn Management team has started to plan the run down of the Mill in an orderly way. Alongside this, Sappi Fine Paper Europe will inform customers about the agreement and the likely closure of Blackburn Mill as a production facility in order to find alternatives within Sappi to meet the needs of these customers as soon as possible.

Sappi and its Subsidiaries have not acquired or disposed of securities in or of the business undertaking of any other company in consequence of which that company of business undertaking will become or cease to become a subsidiary of or part of the business of Sappi, in respect of each of the preceding three years other than that subject of the Circular to which these revised listing particulars form part.

This Circular does not coincide, directly or indirectly, with the acquisition by Sappi or any of its Subsidiaries of securities in or the business undertaking of any company, other than that of the Acquired Business.

This Circular does not coincide with any acquisitions or disposals by Sappi or any of its Subsidiaries, of securities in or of the business undertaking of any other company in respect of each of the preceding three years other than the subject of the Circular to which these revised listing particulars form part.

Sappi and its Subsidiaries have not had any change of controlling shareholders at its Subsidiary level over the last five years.

15.   MATERIAL VENDORS

There have not been any material acquisitions in the last three years.
There have not been any cash or securities paid, or benefit given to any promoter, not being a director of Sappi, over the last three years.

16.   PRINCIPAL IMMOVABLE PROPERTIES OWNED AND LEASED BY SAPPI

Details of the principal immovable properties owned and leased by Sappi are set out in Annexure B to these revised listing particulars.

17.   MATERIAL CHANGES RELATING TO SAPPI

There have not been any material changes in the financial position of Sappi and its Subsidiaries since the end of the last financial period, other than as set out in the Circular.

18.   GOVERNMENT PROTECTION AND ENCOURAGEMENT LAW

There is no government protection or investment encouragement laws affecting Sappi and its Subsidiaries nor has there been for the preceding financial year.

19.   LITIGATION STATEMENT RELATING TO SAPPI

As at the date of this Circular, Sappi does not have, and has not in the previous 12 months had, any legal proceedings against it that would have a material effect on the Sappi Group. Also, refer to Section 18 of the Circular, to which these revised listing particulars are attached.

20.   CORPORATE GOVERNANCE OF SAPPI

Sappi is committed to the highest standards of corporate governance and continues to seek areas of improvement by measuring itself against international best practice, primarily in South Africa and the United States. Sappi endorses the Code of Corporate Practices and Conduct as contained in the South African King II Report issued in 2002, and continues to apply the principles incorporated therein. The group maintains its primary listing on the JSE as well as secondary listings on the New York and London Stock Exchanges. The Sappi Group complies in all material respects with the regulations and codes of these exchanges as they apply to Sappi.

Refer to Annexure D to these revised listing particulars for further information on Corporate Governance.

21.   WORKING CAPITAL STATEMENT

Refer to Section 20 of the Circular, to which these revised listing particulars are attached.

22.   DIRECTORS’ RESPONSIBILITY STATEMENT

Refer to Section 21 of the Circular, to which these revised listing particulars are attached.

23.   CONSENTS

Refer to Section 23 of the Circular, to which these revised listing particulars are attached.

24.   COSTS

Refer to Section 26 of the Circular, to which these revised listing particulars are attached.

25. DOCUMENTS AVAILABLE FOR INSPECTION

Section 27 of the Circular provides details on the documents available for inspection.

ANNEXURE A

TRADING HISTORY OF SAPPI SHARES ON THE JSE

The trading history of Sappi shares on the JSE is set out below:

		High	Low	Volume
		(SA cents per share)		(million)

Calendar Quarters
2005	Fourth quarter	7,990	6,610	48.1
	Third quarter	7,750	5,780	63.6
	Second quarter	8,600	7,255	67.3
	First quarter	9,550	7,450	85.7

2006	Fourth quarter	10,100	8,530	51.5
	Third quarter	9,250	6,850	56.1
	Second quarter	9,700	6,958	90.8
	First quarter	8,050	6,105	54.2

2007	Fourth quarter	13,265	9,470	64.3
	Third quarter	14,150	11,250	55.4
	Second quarter	11,900	9,425	66.6
	First quarter	12,000	9,601	60.6

Monthly
2007	August	11,400	9,947	25.7
	September	11,825	10,200	20.0
	October	10,903	9,605	18.6
	November	10,161	8,732	16.5
	December	10,096	9,000	16.7
2008	January	9,889	7,556	24.4
	February	10,600	7,500	26.0
	March	10,401	8,750	24.4
	April	10,442	9,192	17.4
	May	11,500	10,110	17.3
	June	12,100	9,311	22.6
	July	9,649	7,201	20.8
	August	9,380	7,165	18.7
	September	9,179	7,555	18.6

Daily – Last One Month	High	Low	Volume	Daily – Last One Month	High	Low	Volume
	(SA cents per share)		(Millions)		(SA cents per share)		(Millions)
2008-08-11	9,150	8,902	1.6	2008-09-04	8,198	7,833	0.5
2008-08-12	9,238	8,800	1.3	2008-09-05	8,000	7,555	0.8
2008-08-13	9,197	8,500	0.9	2008-09-08	8,400	7,950	0.4
2008-08-14	9,290	9,000	0.8	2008-09-09	8,750	8,143	1.5
2008-08-15	9,193	8,713	0.6	2008-09-10	8,709	8,303	0.5
2008-08-18	9,000	8,475	0.4	2008-09-11	8,899	8,305	0.7
2008-08-19	8,450	8,011	1.2	2008-09-12	9,179	8,520	0.8
2008-08-20	8,455	8,037	0.3	2008-09-15	8,600	8,165	0.5
2008-08-21	8,405	7,865	0.8	2008-09-16	8,445	7,950	0.7
2008-08-22	8,740	8,207	0.4	2008-09-17	8,831	7,821	1.3
2008-08-25	8,580	8,352	0.2	2008-09-18	8,307	7,737	1.1
2008-08-26	8,647	8,000	0.3	2008-09-19	8,500	7,650	1.6
2008-08-27	8,529	8,301	0.5	2008-09-22	8,540	7,850	1.3
2008-08-28	8,452	8,122	0.7	2008-09-23	8,400	7,660	1.4
2008-08-29	8,450	7,885	0.8	2008-09-25	8,360	8,000	0.5
2008-09-01	8,239	7,950	0.3	2008-09-26	8,350	7,801	0.3
2008-09-02	8,199	7,777	0.6	2008-09-29	8,473	7,800	1.6
2008-09-03	8,120	7,917	0.9	2008-09-30	8,195	7,801	1.2

Source: Thomson Financial as at 30 September, 2008

 ANNEXURE B

PRINCIPAL IMMOVABLE PROPERTIES OWNED AND LEASED BY SAPPI

Details of the immovable property owned by the Sappi Group at the Last Practicable Date are set out below. The properties are valued at the directors’ valuation based on present use.

Location	Use	Approximate Size(1)

Sappi Limited
Johannesburg, South Africa	Sappi Headquarters(2)	15,078 m2

Sappi Fine Paper
Sappi Fine Paper North America
Boston, Massachusetts	Headquarters(3)	34,928 sq ft
Skowhegan, Maine (Somerset Mill)	Manufacturing facility: coated paper, softwood and hardwood pulp(4)	2,659 acres
Muskegon, Michigan	Manufacturing facility: coated paper and a warehouse	123 acres
Westbrook, Maine	Manufacturing facility: specialty and release paper and research and development facility(4) Storage and shredding facility	305 acres
Cloquet, Minnesota	Manufacturing facility: coated paper and pulp(4)	1,038 acres
Allentown, Pennsylvania	Coated paper sheeting facility	30 acres
Dayton, New Jersey	Distribution centre(5)	14 acres
South Portland, Maine	Shared financial and customer service office(2)	48,433 sq ft

Sappi Fine Paper Europe
Brussels, Belgium	Headquarters(6)	3,836 m²
Gratkorn, Austria	Manufacturing facility: coated paper and pulp	99.9 ha
Maastricht, Netherlands	Manufacturing facility: coated paper and research and development facility	12.8 ha
Nijmegen, Netherlands	Manufacturing facility: coated paper	10.7 ha
Lanaken, Belgium	Manufacturing facility: coated paper and pulp	32.6 ha
Alfeld, Germany	Manufacturing facility: coated paper, uncoated paper and pulp	33.3 ha
Ehingen, Germany	Manufacturing facility: coated paper and pulp	35.7 ha
Blackburn, England	Manufacturing facility: coated paper	36.0 ha
Wesel, Germany	Distribution centre(7)	62.1 ha

Sappi Fine Paper South Africa
Enstra, South Africa	Manufacturing facility: uncoated paper and hardwood pulp (8)	582.7 ha
Stanger, South Africa	Manufacturing facility: coated paper, tissue and bagasse pulp(8)	55.4 ha
Adamas, South Africa	Manufacturing facility: uncoated paper and recycled packaging paper	7.2 ha

Location	Use	Approximate Size(1)
Sappi Forest Products
Johannesburg, South Africa	Headquarters	Included under Sappi Limited headquarters

Sappi Saiccor
Umkomaas, South Africa	Manufacturing facility: chemical cellulose(8)	159.4 ha

Sappi Kraft
Ngodwana, South Africa	Manufacturing facility: linerboard, newsprint and kraft pulp	1,282.9 ha
Tugela, South Africa	Manufacturing facility: linerboard, corrugating medium, sackkraft and industrial kraft	914.4 ha
Cape Kraft, South Africa	Manufacturing facility: linerboard and corrugating medium	9.5 ha
Bunya, Swaziland (Usutu Pulp Mill)	Manufacturing facility: kraft pulp	45.0 ha

Sappi Forests
Barberton, South Africa (Lomati Sawmill)	Sawmill	24.6 ha

Sappi Plantations
Mpumalanga and KwaZulu-Natal South Africa	Owned	369,000 ha
	Sappi leases or manages directly in South Africa	10,000 ha
	Projects in South Africa (owned and managed by farmers, where Sappi indirectly manages through technical advice and support)	108,000 ha
Swaziland	Leased in Swaziland	66,000 ha

___________
(1)
The approximate size measurement relates to, in the case of manufacturing and distribution facilities, the perimeter of the property on which the principal manufacturing or distribution facilities are situated and, in the case of offices, the interior office space owned or leased.

(2)	Subject to a lease expiring in 2015.
(3)	Subject to a lease expiring in 2011.
(4)	A portion of the equipment is subject to lease agreements.
(5)	Subject to a lease expiring in 2010.
(6)	Subject to leases expiring in 2016.
(7)	Of the total 62,140m2, 8,800m2 is subject to a lease that operates on a year-to-year basis. The remainder of the property is subject to a heritable building right (“Erbbaurecht”).
(8)
Substantial assets are leased pursuant to capital lease agreements. During fiscal 2006, Sappi announced the expansion of the existing capacity at Saiccor mill.  The current capacity of the mill is approximately 600,000 metric tonnes per annum.  The result of the expansion is an expected increase in capacity of 300,000 tonnes, of which 75,000 tonnes is to replace existing higher cost capacity, while simultaneously reducing the environmental impact of the operation.  The estimated cost of the project is USD 500 million.

ANNEXURE C

APPOINTMENT,   QUALIFICATION,   REMUNERATION   AND   BORROWING POWERS OF DIRECTORS

a)	Qualification of directors

Refer to Annexure 6 of the Circular to which these revised listing particulars are attached.

b)	Remuneration of directors
i)
The remuneration of the directors for their services as such shall be determined from time to time by a general meeting, save that at the discretion of the directors they may in each year be paid out of the funds of the company a sum not exceeding ZAR3 million to be divided amongst the directors, by way of remuneration. The remuneration payable under this article shall be divided amongst the persons who have held office as directors during the year in respect of which remuneration is to be paid, in such proportions as shall be determined by them or a majority of them; and

ii)	The directors shall be paid all their travelling and other expenses properly and necessarily expended by them in and about the business of the company; and

iii)
If any director shall be required to perform extra services, or to go on to reside abroad, or shall otherwise be specially occupied about the company’s business, he shall be entitled to receive remuneration to be fixed by the directors. Such remuneration may be either an addition to or substitution for his remuneration in terms of i).

c)	Director’s Power to vote on a proposal, arrangement or contract

A director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any material interest otherwise than by the virtue of his interest in shares or debentures or other securities of or otherwise in or through the company. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

In the absence of some other material interest that is indicated below a director shall be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:

i)	the giving of any security or indemnity to him in respect of money lent or obligations incurred by him at the request of or for the benefit of the company or any of its subsidiaries;

ii)
the giving of any security or indemnity to a third party in respect of a debt or obligation of the company or any of its subsidiaries for which he himself has assumed responsibility in whole or in part under a guarantee of indemnity or by giving or security;

iii)
any proposal concerning an offer of shares or debentures or other securities of or by the company or any of its subsidiaries for subscription or purchase in which offer he is or is to be interested as a participant in any underwriting or sub-underwriting thereof;

iv)
any proposal concerning any other company in which he is interested directly or indirectly and whether as an officer or shareholder or otherwise howsoever, provided that he is not the holder of or beneficially interest in 1% or more of any class of equity share capital of such company (or of any other company through which his interest is derived) or of the voting rights available to members of the relevant company (any such interest being deemed for the purpose of this article to be a material interest in all circumstances); and

v)
any proposal concerning the adoption, modification or operation of a superannuation fund or retirement benefit scheme under which he may benefit of which has been approved by or is subject to and conditional upon approval by the Commission of Inland Revenue for taxation purposes.

Where proposals are under consideration concerning the appointment (including fixed or varying the terms of appointment) or two or more directors to offices of employment with the company or any company in which the company is interested, such proposals may be divided and considered in relation to each director separately. In such cases each of the directors (if not debarred from voting under the Articles of Association) shall be entitled to vote (and be counted in a quorum) in respect of each resolution except that concerning his own appointment.

If any question arises at any meeting as to the materiality of a director’s interest or as to the entitlement of any director to vote and such question is not resolved by his voluntarily agreeing to abstain from voting, such question shall be referred to the chairman of the meeting and his ruling in relation to any other director shall be final and conclusive except in a chase where the nature or extent of the interest of the director concerned has not been fairly disclosed.

d)	Director’s borrowing powers

The directors may exercise all the powers of the company to borrow money and to mortgage or charge its undertaking and property or any part thereof and to issue debentures and other securities. The directors shall restrict the borrowings of the company and exercise all rights exercisable by the company in relation to its subsidiaries so as to secure (as regards controlled companies of the company only insofar as by the exercise of voting and other rights or powers of control exercisable by the company they can procure) that, save with the previous sanction of an ordinary resolution of the company, the aggregate principal amount (including any premium payable on final repayment) outstanding of all monies borrowed by the company and / or any of its subsidiaries for the time being (excluding amounts borrowed by any such company from any other of them) shall not at anytime exceed an amount equal to 2.5 times the aggregate of:

i)	the nominal amount of he issued share capital or stated capital of the company for the time being: and

ii)
the total of the amounts standing to the credit of the combined capital and revenue reserve accounts of the company and its subsidiaries (including any share premium account, capital redemption reserve fund and retained surplus after deducting the amount of any debit balance in the income statement but excluding sums set aside for taxation and amounts attributed to outside shareholders in subsidiaries.

All as shown in a consolidation of the latest audited balance sheets of the company and its subsidiaries but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium accounts of the company since the date of its latest audited balance sheet.

For the purpose of these articles:

i)
monies borrowed for the purpose of repaying the whole or any part of any monies previously borrowed and then outstanding (including any premium payable on final repayment thereof) and intended to be applied for that purpose within three after such borrowing shall not, pending such application, be taken into account as monies borrowed;

ii)
the principal amount (including any premium payable on final repayment) of any loan capital issued for a consideration other than cash shall be taken into account as monies borrowed by the company issuing the same;

iii)
whenever any monies borrowed in any currency other than currency of South Africa are to be taken into account they shall be converted into currency of South Africa at the rate of exchange then current;

iv)
No debt incurred or security given in respect of monies borrowed in excess of the aforesaid limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or the security given that the said limit has been or was thereby exceeded. Nevertheless no lender or other person dealing with the company shall be concerned to see or enquire whether such limit is observed; and

v)
Any debenture, bonds or other securities may be issued at par or at a discount or at a premium, and with any special privileges as to transfer, redemption, surrender and drawings provided that no special privileges as to allotment of shares, attending and voting at general meetings, appointment of directors or otherwise shall be given save with the sanction of the company in general meeting.

e)	Retirement of directors

The directors shall retire from office in the following manner:

As at the termination of each annual general meeting of the company, one-third of the directors (excluding an executive chairman, chief executive officer, managing director and any director referred to in (iii) below) or, if their number is not three or a multiple thereof, then the number nearest to but not less than one-third of the directors shall retire from office. The directors who retire in terms of the abovementioned shall be those who have been longest in office since their last election, provided that:

i)	if more that one of them were elected directors on the same day, those to retire shall be determined by lot unless those directors agree otherwise between themselves;

ii)	if at any general meeting any director will have held office for three years since his last election, he shall also retire at such annual general meeting;

iii)
any director appointed as such after the conclusion of the company’s preceding annual general meeting shall retire from office at the conclusion of the annual general meeting held immediately after his appointment;

iv)	a retiring director shall be eligible for re-election, and, if re-elected, shall be deemed not to have vacated his office; and

v)
no person other than a retiring director shall be eligible for election as a director at any annual general meeting unless the directors recommend otherwise, or unless not less than six not more than twenty-one days before the date appointed for the annual general meeting a member who is entitled to attend and vote at such annual general meeting shall have lodged written notice proposing such person as a director, together with the consent of that person to be elected as a director.

ANNEXURE D

CORPORATE GOVERNANCE OF SAPPI

Sappi is committed to the highest standards of corporate governance and continues to seek areas of improvement by measuring itself against international best practice, primarily in South Africa and the United States. Sappi endorses the Code of Corporate Practices and Conduct as contained in the South African King II Report issued in 2002, and continues to apply the principles incorporated therein. The group maintains its primary listing on the JSE as well as secondary listings on the New York and London Stock Exchanges. The group complies in all material respects with the regulations and codes of these exchanges as they apply to Sappi.

BOARD OF DIRECTORS

The basis for good governance at Sappi is laid down in the charter for the Board as published on the company website. This charter sets out the role of the board and its committees, guidelines and internal rules for Board and Board committee compositions, frequency of meetings, annual workplans and Board evaluations of Board and Board committees and compliance with Board policies. It also specifically defines the roles of the chairman and chief executive officer. The Board currently comprises two executive and eleven non-executive directors who collectively determine major policies and strategies. Eleven directors can be classified as independent non-executive directors in terms of the King II Report definitions. The non-executive directors do not derive any benefits from the company for their services as directors other than their fees. The non-executive directors’ business experience enables them to evaluate strategy and act in the group’s best interest, as well as a check and balance to the executive directors.

At every annual general meeting of Sappi, as near as possible to, but not less than, one third of the directors are required to retire from office but are eligible for re-election. The directors to retire are those who have been longest in office since their last election, or as between directors who have been in office for an equal length of time since their last election, in the absence of agreement, determined by lot. In addition, the appointment of any director appointed since the last annual general meeting will require to be confirmed. Any director so appointed will also retire at the meeting and be eligible for re-election. It is policy that non-executive directors retire at the end of the calendar year in which they turn 70 years of age.

Induction and training of directors

Following appointment to the Board, directors receive a comprehensive induction tailored to their individual needs. This includes site visits and meetings with senior management to enable them to build up a detailed understanding of the group’s business and strategy, and the key risks and issues that the Sappi Group faces. The company secretary provides induction training for the new independent non-executive directors. Additional training is available so that directors can update their skills and knowledge as appropriate.

Board committees

The Board has established sub-committees to assist it to discharge its duties properly. These sub-committees operate within written terms of reference set by the Board. Each committee performs an annual self-assessment. The Board sub-committees are as follows:

Audit committee

The audit committee was established in 1984 and assists the board in discharging its duties relating to the:

•	safeguarding of assets;

•	operation of adequate systems, and control processes;

•	reviewing of financial information and the preparation of accurate financial reporting and statements in compliance with all applicable legal requirements and accounting standards;

•	oversight of the external auditors’ qualifications and experience;

•	oversight of the performance of the internal and external audit functions; and

•	monitor compliance with applicable external legal and regulatory requirements.

The audit committee monitors the qualifications, expertise, resources and independence of both the internal and external auditors and assesses annually the auditors’ performance and effectiveness. The audit committee approves the external auditor’s engagement letter, nature and scope of the audit and the audit fee. It also oversees the financial reporting process and is concerned with compliance with accounting policies, group policies, legal requirements and internal controls within the group. It reviews compliance with the Sappi Group’s code of ethics and ensures facilities are in place to enable employees to submit concerns confidentially or anonymously, and ensures independent investigations are conducted where necessary.

The audit committee consists of five independent non-executive directors and has satisfied its responsibilities in terms of the mandate. The adequacy of the mandate is reviewed and reassessed annually. The audit committee meets with senior management, which includes the chief executive officer and the chief financial officer, at least four times a year. The external and internal auditors attend these meetings and have unrestricted access to the committee and its chairman. The external and internal auditors meet privately with the audit committee on a regular basis. The audit committee chairman is available at the annual general meeting. Regional audit committees exist in the three major regions and are chaired by independent non-executive directors of Sappi Limited. These committees have mandates from the group’s audit committee, to whom they report on a regular basis and they meet at least four times per year. Dr D Konar has been designated as the Sappi Group’s audit committee financial expert as required by the Sarbanes-Oxley Act of 2002.

Human Resources committee

The responsibilities of the human resources committee are, inter alia, to determine the Sappi Group’s human resource policy and strategy, assist with the hiring and setting of terms and conditions of employment of executives, the approval of retirement policies and succession planning for management and the chief executive officer. The human resources committee consists of four independent non-executive directors including the chairman of the group (who serves as chairman of the committee). The chief executive officer and the group head human resources attend meetings by invitation to assist the committee in carrying out its duties.

Compensation committee

The compensation committee ensures that the compensation philosophy and practices of the Sappi group are aligned to the strategy and performance goals. It evaluates the performances of the executive directors and senior executives, reviews and agrees their compensation. It also reviews and agrees executive proposals on the compensation of non-executive directors for approval by the Board and ultimately by Shareholders. The compensation committee consists of five independent non-executive directors (one of whom serves as chairman). Management representation at meetings is by way of invitation and not as members of the committee. This representation includes the chief executive officer of the company as well as the group head human resources. The chief executive officer and the group head human resources attend meetings by invitation to assist the committee in carrying out its duties.

INTERNAL CONTROL AND RISK MANAGEMENT

The Board is responsible for the Sappi Group’s systems of internal financial and operational control. The Sappi Group’s internal controls and systems are designed to provide reasonable assurance as to the integrity and reliability of the annual financial statements, that assets are adequately safeguarded against material loss and that transactions are properly authorised and recorded. Such controls are based on established written policies and procedures which are monitored throughout the group and are applied by trained, skilled personnel with an appropriate segregation of duties through clearly defined lines of accountability and delegation of authority. The control system includes comprehensive reporting and analysis of actual results against approved standards and budgets. All employees are required to maintain the highest ethical standards in ensuring that the company’s business practices are conducted in a manner which in all reasonable circumstances is above reproach. As part of an ongoing process, reviews are undertaken across the group of the effectiveness of various elements of the group’s internal controls, procedures and systems. Where potential improvements are identified, they are being addressed. The reviews enable management to further strengthen the group’s controls and the results of the reviews did not indicate any material breakdown in the functioning of these controls, procedures and systems during the year under review. A material breakdown is defined as a critical weakness in process or financial systems which would result in a material loss, contingency or uncertainty requiring disclosure in the published annual financial statements. Section 404 of the Sarbanes-Oxley Act promulgated in the United States of America requires companies registered with the Securities Exchange Commission to complete a comprehensive evaluation and report on the effectiveness of their internal controls over financial reporting. Sappi conducted its second evaluation at the end of fiscal 2007 and included its section 404 report in its Form 20-F filed with the United States Securities and Exchange Commission.

Disclosure controls

Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Sappi Group in the reports that it files or submits is accumulated and communicated to the group’s management, including the chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure. The Sappi Group has implemented disclosure controls and procedures as deemed appropriate by management. A disclosure committee of management meets to review all Sappi external financial reports prior to their release.

Risk management

The Sappi Board recognises that risk management success can only be achieved if all three elements of risk, namely threat, uncertainty and opportunity, are recognised and managed in an integrated fashion. The Group Risk Management Team is mandated by the Board to establish, coordinate and drive the Risk Management process throughout the Sappi Group. It has established a comprehensive risk management system to identify and manage significant risks.

Internal audit

The Sappi Group’s internal audit department has a current complement of 15 persons, 13 of whom are experienced and qualified, and two are in-training. It has a specific mandate from the audit committee and independently appraises the adequacy and effectiveness of the group’s systems, financial internal controls and accounting records, reporting its findings to local and divisional management, the external auditors as well as the respective audit committees. The Sappi Group internal audit manager as head of the department, reports to the audit committee on a functional basis and to the chief financial officer on a daily operational basis, and has direct access to the chief executive officer. The internal audit coverage plan is based on a risk assessment performed for each operating unit. This incorporates risks identified by management during the group risk assessment process as well as the results of audit work performed. This process ensures that the audit coverage is focused on identified high risk areas. Internal audit meets privately with the audit committee on a regular basis.

Company secretary

All directors have access to the advice and services of the Sappi Limited company secretary and are entitled and authorised to seek independent and professional advice about affairs of the Sappi Group at the group’s expense. The company secretary is responsible for the duties set out in section 268G of the Companies Act. Specific responsibilities include the provision of guidance to directors as to how to discharge their duties in the best interests of the company as well as arranging for the induction of new directors.

Code of ethics

Sappi requires its directors and employees to act with the utmost good faith and integrity in all transactions and with all stakeholders with whom they interact. This commitment is reflected in the Sappi Group’s code of ethics that commits the company and employees to sound business practices and compliance with legislation. The code of ethics is available on the Sappi Limited website. “Ethics lines” have been implemented for all the regions in which the group operates. This service, operated by various independent companies, enables employees to report anonymously environmental, safety, ethics, accounting, auditing, control issues or other concerns. All reported matters are followed up by group internal audit, resolved appropriately and reported to the audit committee. Of all complaints reported to the ethics line since its inception none included fraudulent financial reporting. As the Company is listed on the New York Stock Exchange and has securities registered under the USA Securities Exchange Act of 1934, it is subject to the United States of America Foreign Corrupt Practices Act (FCPA). The Company has ensured that all aspects of the FCPA have been addressed in its policies.

Legal compliance programme

A legal compliance programme designed to increase awareness of, and enhance compliance with, applicable legislation is in place. This programme involves the delegation of responsibility for compliance with country specific legislation to designated people throughout the organisation and includes a quarterly self-assessment process. The self-assessment process includes a review of any changes in legislation and the impact of these changes on the business. The group compliance officer reports quarterly to the group audit committee.

Interest in contracts

The Sappi Group has a policy regulating disclosure of interest in contracts. The policy dictates that all employees disclose any interest in contracts to assess any possible conflict of interest. The policy also dictates that directors and senior officers of the group must disclose any interest in contracts as well as other appointments to assess any conflict of interest in fiduciary duties. Meyer Feldberg, a non-executive director of the company, disclosed his role as senior advisor at an affiliated company of the Financial Advisor and Transaction Sponsor. His interest is not regarded as significant. During the year under review, other than Prof. Meyer Feldberg, there has been no significant interest in any material contract or arrangement entered into by the company or its subsidiaries.

Insider trading

The Company has a code of conduct for dealing in company securities. No employee of Sappi in possession of material non-public information in respect of Sappi or any of its Subsidiaries, nor any member of his/her family or household may, at any time, buy or sell securities of Sappi or its Subsidiaries, or engage in any other action to take advantage of such information. All officers, directors and employees who have access to unpublished price-sensitive information are precluded from trading in Sappi securities during “closed periods”, which apply from the end of the financial quarters in March, June, September and December respectively, until two full Business Days after the release of the results for the respective quarters. Prior to dealing in Sappi securities (even outside closed periods), clearance should be obtained from the Sappi chairman through the Sappi group secretary. In practice the chairman clears the transactions of the directors of Sappi and the chairman himself requires the clearance of the audit committee chairman for his own transactions.

Fraud and illegal acts

The Sappi Group does not engage in or accept or condone the engaging in of any illegal acts in the conduct of its business. The directors’ policy is to actively pursue and encourage prosecution of perpetrators of fraudulent or other illegal activities should they become aware of any such acts. The group has implemented a fraud line to facilitate reporting any fraud or illegal acts which is externally managed and administered.

Communication

The Sappi Board is responsible for presenting a balanced and understandable assessment of the company’s position in reporting to stakeholders. The reporting addresses material matters of significant interest and is based on principles of openness and substance over form. The Board recognises that the reporting and communication is made in the context that society now demands greater transparency and accountability from companies regarding non-financial matters. The Board strives to ensure that reports present a comprehensive and objective assessment of the activities of the company so that stakeholders with a legitimate interest in the company’s affairs can obtain full, fair and honest information regarding its performance. The Board takes cognisance of the communities in which it operates when communicating to its stakeholders.

ANNEXURE E

CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

CAPITAL COMMITMENTS
USD million	2007	2006

Capital commitments
Contracted but not provided	188	294
Approved but not contracted	249	255
	437	549
Future forecasted cashflows of capital commitments:
2007	–	274
2008	389	275
2009	33	–
Thereafter	15	–
	437	549
The capital expenditure will be financed by funds generated by the business, existing cash resources and borrowing facilities available to the group.
Lease commitments
Future minimum obligations under operating leases:
Payable in the year ended September:
2007	–	54
2008	112	43
2009	14	34
2010	10	24
2011	5	21
2012 (September 2006: thereafter)	2	34
Thereafter	2	–
	145	210

Future minimum obligations under operating leases include the following two significant arrangements:

Sale and Lease Back of the Somerset Paper Machine: In 1997 Sappi sold one of its paper machines at its Somerset Mill for USD150 million and entered into a leaseback arrangement. This transaction diversified its sources of funding and provides a longer-term horizon to their repayment profile. This qualifies as an operating lease under the applicable accounting principles. The lease term expires after 15 years, and they have an option to either return the paper machine; renew the lease for at least 2 years, but for no longer than 80% of its remaining useful life; or repurchase it at its fair market value at the end of the lease term. An option exists to repurchase the paper machine at an earlier date of 29 January 2008 for the original purchase price multiplied by a factor of 50.10%. To exercise the option, they must provide notice of between 180 and 360 days prior to the early buy-out date. Sappi has notified the lessor of its intent to exercise the buy-out option under the lease agreement on 29 January 2008 at the stipulated amount of USD75 million. There is no right of refusal associated with the early buy-out option. The future minimum obligations under this lease are included in the amounts presented above. These leases have subsequently been settled.

CONTINGENT LIABILITIES
US$ million	2007	2006
Guarantees and suretyships	43	52
Other contingent liabilities	26	11

Included under guarantees are bills of exchange where Sappi has guaranteed third party funding of payments to Sappi for certain German accounts receivables.

Other contingent liabilities mainly relate to taxation queries to which certain group companies are subject. The increase in other contingent liabilities reflects management’s revised estimate of reasonably possible losses which could arise from taxation queries to which certain group companies are subject (this includes an amount of US$16 million relating to the tax status of Sappi’s Belgian coordination centre). These could give rise to additional taxation costs. Management does not currently expect further material costs to arise.

The group is involved in various lawsuits and administrative proceedings. The relief sought in such lawsuits and proceedings includes injunctions, damages and penalties. Although the final results in these suits and proceedings cannot be predicted with certainty, it is the present opinion of management, after consulting with legal counsel, that they are not expected to have a material effect on the group’s consolidated financial position, results of operations or cash flows.

Westbrook Cogeneration Agreement: In 1982 a cogeneration facility was installed adjacent to Sappi’s Westbrook Mill at a cost of USD86 million, to supply steam and electricity to the mill on a take-or-pay basis. Sappi have taken the position that this is an operating lease. An unrelated investor owns the facility. The agreement expires in 2008 and Sappi have an option to purchase the facility at the end of the basic term or any renewal term, at its fair market value at that time. Sappi have notified the lessor of our intent to purchase the asset at the end of the Basic Term (15 July 2008) at its fair market value. Together with the lessor Sappi is evaluating the fair market value of the asset. Sappi also has a right of first refusal to buy the facility should the owner elect to sell it. The future minimum obligations under this arrangement are included in the amounts presented above.

Environmental matters:
Sappi operates in an industry subject to a wide range of environmental laws and regulations in the various jurisdictions in which it operates, and these laws and regulations have tended to become more stringent over time. Typically, Sappi does not separately account for environmental operating expenses but does not anticipate any material expenditures related to such matters. Sappi does separately account for environmental capital expenditures. Sappi spent approximately USD15 million in financial year September 2007 (September 2006: USD13 million) on capital projects that control air or water emissions or otherwise create an environmental benefit. Amounts to be spent in future years will depend on changes to existing environmental requirements and the availability of new technologies to meet such requirements.

In South Africa, requirements under the National Water Act, National Environmental Management Act and the Air Quality Bill may result in additional expenditures and/or operational constraints. South Africa is also a signatory of the Kyoto Protocol and Sappi is currently identifying and initiating Clean Development Mechanism projects at a number of its South African mills. Although Sappi is uncertain as to the ultimate effect on its South African operations, their current assessment of the legislation is that any compliance expenditures or operational constraints will not be material to its financial condition.

Sappi Fine Paper North America is subject to stringent environmental laws in the United States. These laws include the Federal Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act and their respective state counterparts and implementing regulations.  The State of Maine has ordered a hearing, currently expected to be held later this year, to determine whether it will require Sappi Fine Paper North America to install a fishway at its Cumberland Mills dam on the Presumpscot River.  A fishway on the Cumberland Mills dam would trigger the obligation to install fishways at Sappi Fine Paper North America's dams upstream of the Cumberland Mills dam, to allow natural migration and thus promote the restoration of native fish species to the river.  The total cost of these projects, if required, is estimated to be approximately USD18 million.  Previous settlement discussions with government agencies and environmental groups regarding the removal of the Cumberland Mills Dam have been terminated.  The US is a non-signatory of the Kyoto Protocol, but Sappi closely monitors State, regional and Federal greenhouse gas initiatives in anticipation of any potential effects on its operations.

Sappi Fine Paper Europe is subject to extensive environmental regulation in the various countries in which it operates. These countries are all Member States of the European Union (EU). The vast majority of pertinent environmental legislation is EU legislation which subsequently is adopted by the Member States into national law. These include the Integrated Pollution Prevention and Control directive (IPPC) which regulates air emissions, water discharges and defines permit requirements and best available control techniques (The national European acts regulate the waste framework and restrict the landfills of non-inert waste to prevent contaminated leachate and methane emissions and the production and use of chemical substances is regulated by REACH (Registration, Evaluation, Authorisation and Restriction of Chemicals). The European countries in which Sappi operates are all signatories of the Kyoto Protocol and Sappi has developed a green house gas strategy in line with this protocol.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 21, 2008

SAPPI LIMITED,
by	/s/ D.J. O’Connor
Name: D.J. O’Connor Title: Group Secretary